
10011354

2009 Annual Report


United Community
Financial Corp.

Building relationships. One neighbor at a time.

COMPANY PROFILE

United Community Financial Corp. (NASDAQ: UCFC) is the holding company for The Home Savings and Loan Company (Home Savings), headquartered in Youngstown, Ohio. Home Savings operates 39 full-service banking offices and six loan production offices located throughout Ohio and Western Pennsylvania. Additional information on the Company and Home Savings may be found at www.ucfconline.com or www.homesavings.com.

FINANCIAL HIGHLIGHTS

At December 31, *(In thousands, except per share data)*	**2009**	2008	2007
Total assets	**$2,338,427**	$2,618,073	$2,771,117
Total loans, net	**1,866,018**	2,203,453	2,236,988
Deposits	**1,769,501**	1,885,931	1,875,206
Shareholders' equity	**219,783**	234,923	269,714
Tangible book value per common share	**7.09**	7.57	7.60
Market value per common share	**1.45**	0.90	5.37
Common shares outstanding	**30,898**	30,898	30,898

For the year			
Net interest income	**$75,914**	$73,262	$72,712
Non-interest income	**13,918**	5,784	14,302
Net income (loss)	**(16,773)**	(35,279)	4,133
Earnings (loss) per share			
Basic	**(0.56)**	(1.20)	0.14
Diluted	**(0.56)**	(1.20)	0.14
Dividends per common share	**N/A**	0.23	0.37

Dear Fellow Shareholders,

While the historic losses related to jobs, the housing market and investments somewhat improved throughout 2009, the effects of a volatile market continued. United Community Financial Corp. (Company) responded to these historic conditions by developing a corporate strategic plan that included a retrenchment phase to contract the balance sheet and conserve capital, an endurance phase where we weather the storm of economic recession and a recovery phase during which we reestablish the Company's financial health and strength.

During the retrenchment phase, we simplified our balance sheet, reorganized our lending and credit administration functions and focused our resources on efficiency, risk management and capital ratio enhancement. To achieve our goals within these areas of focus and properly execute our strategy both today and in the future, it became necessary to expand our executive management team to include the positions of Chief Lending Officer, Chief Credit Officer and Chief Risk Officer. While the first two positions were filled by well-experienced external candidates, the duties of Chief Risk Officer were assumed internally and a comprehensive risk management program was implemented. We also reorganized the management structure of the Special Assets Department, which handles problem loans, as well as the area in the Company that manages our REO (real estate owned) properties in order to deal more effectively with the asset quality issues that continue to characterize the banking industry as it begins the slow emergence from the recent recession.

On the retail banking side, we are pleased to report that, during 2009, we grew core deposits by over $69 million, added over 10,000 new checking accounts and expanded Online Banking to nearly 23,000 users with an 89% utilization rate.

In continuing with our plan to build capital, reduce debt and sharpen our focus on our core banking business, we began the year with the first quarter sale of Butler Wick Trust, which enabled the Company to completely pay off all of its outstanding debt, thereby significantly improving overall cash flows. Throughout the year, we consistently met or exceeded the "adequately capitalized" standards set by bank regulators as we ended 2009 with a Tier 1 Leverage Ratio of 8.22% and a Total Risk-Based Capital Ratio of 12.80%.

Despite the continued housing market challenges throughout the year, we remained committed to providing financial solutions to customers within the communities we serve. In fact, we originated nearly half a billion dollars in residential mortgage loans in 2009, a 77% increase over the prior year, and our strongest year in residential mortgage lending since 2006. We realize challenges within the housing market will continue, but based upon recent reports on economic indicators that suggest a slow economic recovery has already begun, we eagerly anticipate the eventual stabilization and improvement the recovery will bring to both the residential and commercial real estate markets.

Expense reduction or containment remained high on the priority list of each and every employee throughout the Company. The results of this commitment became clearly evident through the decrease of the Company's efficiency ratio from 68.53% for 2008 to 65.60% for 2009.

Another area of focus that has never changed, regardless of economic circumstances or market conditions, is the Company's dedication to strengthening the communities it serves. In fact, given the challenging economy throughout 2009, we believed it was more important than ever to maintain this commitment as we held true to our mission of reinvesting in local neighborhoods by providing financial support through the Home Savings Charitable Foundation.

Despite a reduction in income in 2009 compared to prior years, the Foundation was still able to make a difference in the lives of a great number of people by distributing approximately $833,000 to qualified charitable organizations that serve the needs of disadvantaged children and adults, as well as to those that provide educational programs. Also, as part of our continued emphasis on providing educational opportunities within each of our market areas, we gave $44,000 in scholarships to graduating seniors from local high schools, as well as $18,000 in scholarships to local colleges. In addition, our corporate efforts to support these communities was further reinforced by the vast amount of volunteer work done by our employees, who continue to play an invaluable role as the Company's ambassadors in their respective communities.

The Boards of Directors for United Community Financial Corp. and its subsidiary, The Home Savings and Loan Company, went through some exciting changes during 2009 when we welcomed The Honorable Scott D. Hunter, Scott N. Crewson and F. Scott O'Donnell to both Boards.

Judge Hunter currently serves as a Mahoning County Area Court Judge, Judge of the Mahoning County Misdemeanor Drug Court, managing member of Hunter-Stevens Land Title Agency, LTD, and maintains his own private law practice. He is a widely respected and experienced lawyer who brings great added strength to both Home Savings and United Community.

Mr. Crewson retired in 2008 from BP, after having served for over 27 years in a variety of executive level positions, including most recently that of Deputy Director, Business Development in London, England. His extensive experience in performance management, strategic planning and business development will provide valuable expertise to both Home Savings and United Community.

Lastly, Mr. O'Donnell founded O'Donnell & Associates, LTD, which was formed in 2007 to provide specialized services to banks, boards of directors and individuals interested in the banking industry. Prior to this, he served in a variety of positions, including Executive Vice President and Director and Senior Credit Officer for a small regional bank and its holding company, an executive officer responsible for credit quality in the affiliate banks of the Society Corporation (now known as Key Corp) and Superintendent of Financial Institutions for the State of Ohio. He brings with him more than 25 years of experience in the banking industry and with regulatory agencies. His unique combination of experience well suits him to assist and support the missions of the Company.

We feel very fortunate to have attracted these three new board members of such high caliber and look forward to working with them to assist and support the missions of both Home Savings and United Community.

In the beginning of this letter, I mentioned that our corporate plan included a strategy of retrenchment, followed by one of endurance, then recovery. By the third quarter of 2010, we expect to be well into our recovery phase, which we believe will be characterized by a slightly stronger economy, a flattening in the level of loan delinquencies, a more vibrant residential and commercial real estate market and a return to health and strength within the local economies in each of the geographic markets we serve.

The economy didn't get to where it is today in a short period of time, so it stands to reason it will take time to rebound. We do, however, remain cautiously optimistic about the year ahead and will continue to do what is necessary to build a stronger infrastructure and capital base so that when the economy does turn around, the Company will be in a position to take advantage of opportunities as they present themselves.

On behalf of your Company's management, staff and Board of Directors, I thank you for your continued support.



Douglas M. McKay

Chairman of the Board, President and CEO, UCFC
Chairman of the Board, Home Savings



Pictured left to right: Richard J. Schiraldi, Donald J. Varner, Richard J. Buoncore, Eugenia C. Atkinson, Dr. David C. Sweet, Douglas M. McKay, Clarence R. Smith, Jr., The Honorable Scott D. Hunter and Scott N. Crewson
Missing from photo: F. Scott O'Donnell

This year's Board photo was taken in the SMARTS Center, located at 258 Federal Plaza West in the DeYor Performing Arts Center in historic downtown Youngstown. SMARTS, which stands for Students Motivated in the Arts, is one of Youngstown State University's premier programs for community engagement and provides a unique and creative environment where children of all ages can succeed in learning the discipline and focus that making art takes.

United Community Financial Corp.

Officers

Douglas M. McKay
Chairman of the Board, President and CEO

James R. Reske
Treasurer and CFO

Jude J. Nohra
General Counsel and Secretary

Board of Directors

Douglas M. McKay
Chairman of the Board, President and CEO, UCFC
Chairman of the Board, Home Savings

Eugenia C. Atkinson
Retired, Youngstown Metropolitan Housing Authority

Richard J. Buoncore
Managing Partner, MAI Wealth Advisors, LLC

Scott N. Crewson
Retired, BP

The Honorable Scott D. Hunter
Mahoning County Area Court Judge
Judge of the Mahoning County Misdemeanor Drug Court
Managing Member, Hunter-Stevens Land Title Agency, LTD

F. Scott O'Donnell
President, O'Donnell and Associates, LTD

Richard J. Schiraldi, CPA/JD
Partner, Cohen & Company, Certified Public Accountants

Clarence R. Smith, Jr.
Chairman of the Board and Treasurer, Compco Metal Products

Dr. David C. Sweet
President, Youngstown State University

Donald J. Varner
Retired, Home Savings and UCFC

SHAREHOLDER INFORMATION

United Community Financial Corp. common stock is listed on NASDAQ under the symbol UCFC.

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available at www.ucfconline.com or without charge upon request to:

James R. Reske, Treasurer and CFO
United Community Financial Corp.
275 West Federal St.
P.O. Box 1111
Youngstown, Ohio 44501-1111
Phone: 330.742.0500

For additional information, please visit:
www.ucfconline.com
www.homesavings.com

Shareholder Services

The Registrar & Transfer Company serves as transfer agent for United Community's shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar & Transfer Company
10 Commerce Dr.
Cranford, New Jersey 07016
Phone: 1.800.368.5948
www.rtco.com

Safe Harbor Statement

This document includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Terms such as "expect," "believe," "hope," "plan" and "grow," as well as similar phrases, are forward-looking in nature. The statements regarding continued implementation of United Community's strategic plan are also forward-looking in nature. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Such risks include, among other factors, the acceptance of new products and services in the marketplace, overall economic conditions, regulatory findings and success of finding new opportunities for product and geographic expansion. For a more complete list of risk factors, please read United Community's Form 10-K filed with the Securities and Exchange Commission.

This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
APR 01 2010
200
SECTION

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 0-024399

UNITED COMMUNITY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Ohio *(State or other jurisdiction of incorporation or organization)*	**34-1856319** *(I.R.S. Employer Identification Number)*
275 West Federal Street, Youngstown, Ohio *(Address of principal executive offices)*	**44503** *(Zip Code)*

Registrant's telephone number:
(330) 742-0500

Securities registered pursuant to Section 12(b) of the Act:

Common shares, no par value per share *(Title of Class)*	**Nasdaq** *(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the last reported sale on June 30, 2009 was approximately $31.9 million. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the registrant that such person is an affiliate of the registrant.)

As of March 17, 2010, there were 30,897,825 of the Registrant's Common Shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of Form 10-K — Portions of the Proxy Statement for the 2010 Annual Meeting of Shareholders

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. *Description of Business*

GENERAL

United Community Financial Corp. (United Community) was incorporated in the State of Ohio in February 1998 for the purpose of owning all of the outstanding capital stock of The Home Savings and Loan Company of Youngstown, Ohio (Home Savings) issued upon the conversion of Home Savings from a mutual savings association to a permanent capital stock savings association (Conversion). The Conversion was completed on July 8, 1998. The term "the Company" is used in this Form 10-K to refer to United Community and Home Savings collectively.

United Community's Internet site, http://www.ucfconline.com, contains a hyperlink to the Securities and Exchange Commission (SEC) where United Community's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 Insider Reports and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge as soon as reasonably practicable after United Community has filed the report with the SEC.

As a unitary thrift holding company, United Community is subject to regulation, supervision and examination by the Office of Thrift Supervision (OTS), the Division of Financial Institutions of the Ohio Department of Commerce (Ohio Division) and the SEC. United Community's primary activity is holding the common shares of Home Savings. Consequently, the following discussion focuses primarily on the business of Home Savings.

Home Savings was organized as a mutual savings association under Ohio law in 1889. Currently, Home Savings is a state-chartered savings bank, subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC) and the Ohio Division. Home Savings is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and the deposits of Home Savings are insured up to applicable limits by the FDIC.

Home Savings conducts business from its main office located in Youngstown, Ohio, 39 full-service branches and six loan production offices located throughout Ohio and western Pennsylvania. The principal business of Home Savings is the origination of mortgage loans, including construction loans on residential and nonresidential real estate located in Home Savings' primary market area, which consists of Ashland, Columbiana, Cuyahoga, Erie, Franklin, Geauga, Hancock, Huron, Lake, Mahoning, Montgomery, Portage, Richland, Sandusky, Seneca, Stark, Summit and Trumbull Counties in Ohio and Beaver County in Pennsylvania. In addition to real estate lending, Home Savings originates commercial loans and various types of consumer loans. For liquidity and interest rate risk management purposes, Home Savings invests in various financial instruments as discussed below under "Investment Activities." Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the FDIC, principal repayments of loans, borrowings from the FHLB, repurchase agreements, and maturities of securities.

Interest on loans and other investments is Home Savings' primary source of income. Home Savings' principal expenses are interest paid on deposit accounts and other borrowings and salaries and benefits paid to employees. Operating results are dependent to a significant degree on the net interest income of Home Savings, which is the difference between interest earned on loans and other investments and interest paid on deposits and borrowed funds. Like most financial institutions, Home Savings' interest income and interest expense are affected significantly by general economic conditions and by the policies of various regulatory authorities.

On August 8, 2008, the board of directors of United Community approved a Stipulation and Consent to Issuance of Order to Cease and Desist (OTS Order) with the OTS. Simultaneously, the board of directors of Home Savings approved a Stipulation and Consent to the Issuance of an Order to Cease and Desist (Bank Order) with the FDIC and the Ohio Division. Although United Community and Home Savings have agreed to the issuance of the OTS Order and the Bank Order, respectively, neither has admitted or denied any allegations of unsafe or unsound banking practices, or any legal or regulatory violations. No monetary penalties were assessed by the OTS, the FDIC, or the Ohio Division.

The OTS Order requires United Community to obtain OTS approval prior to: (i) incurring or increasing its debt position; (ii) repurchasing any United Community stock; or (iii) paying any dividends. The OTS Order also requires

United Community to develop a debt reduction plan and submit the plan to the OTS for approval. United Community had no debt outstanding on December 31, 2009.

The Bank Order requires Home Savings, within specified timeframes, to take or refrain from certain actions, including: (i) retaining a bank consultant to assess Home Savings' management needs and submitting a management plan that identifies officer positions needed, identifies and establishes board and internal operating committees, evaluates Home Savings' senior officers, and provides for the hiring of any additional personnel; (ii) seeking regulatory approval prior to adding any individuals to the board of directors or employing any individual as a senior executive officer of Home Savings; (iii) not extending additional credit to classified borrowers; (iv) establishing a compliant Allowance for Loan and Lease Loss methodology; (v) enhancing its risk management policies and procedures; (vi) adopting and implementing plans to reduce its classified assets and delinquent loans, and to reduce loan concentrations in nonowner-occupied commercial real estate and construction, land development, and land loans; (vii) establishing board of directors' committees to evaluate and approve certain loans and oversee Home Savings' compliance with the Bank Order; (viii) revising its loan policy and enhancing its underwriting and credit administration functions; (ix) developing a strategic plan and budget and profit plan; (x) correcting all violations of laws, rules, and regulations and implementing procedures to ensure future compliance; (xi) increasing its Tier 1 capital to 8.00% and its total risk-based capital to 12.00% by December 31, 2008; and (xii) seeking regulatory approval prior to declaring or paying any cash dividend. At December 31, 2009, Home Savings' Tier 1 capital was 8.22% and its total risk-based capital was 12.80%. Because of the consent to the Bank Order, Home Savings is deemed 'adequately capitalized' for regulatory capital purposes.

On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), the parent company for two wholly owned subsidiaries: Butler Wick & Co., Inc. and Butler Wick Trust Company. On December 31, 2008, the Company completed the sale of Butler Wick & Co., Inc., to Stifel Financial Corp. for $12.0 million. On March 31, 2009, the Company completed the sale of Butler Wick Trust to Farmers National Banc Corp. for $12.1 million. The Company dissolved Butler Wick Corp. in October 2009. As a result, Butler Wick has been reported as a discontinued operation and consolidated financial statement information for all periods presented has been reclassified to reflect this presentation.

DISCUSSION OF FORWARD-LOOKING STATEMENTS

When used in this Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including changes in economic conditions in United Community's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in Home Savings' market area, and competition, that could cause actual results to differ materially from results presently anticipated or projected. United Community cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. United Community advises readers that the factors listed above could affect United Community's financial performance and could cause United Community's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

United Community does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

LENDING ACTIVITIES

General. Home Savings' principal lending activity is the origination of conventional real estate loans secured by real estate located in Home Savings' primary market area, including single family residences, multifamily residences and nonresidential real estate, including construction projects. In addition to real estate lending, Home Savings originates commercial loans and various types of consumer loans, including home equity loans, loans secured by savings accounts, motor vehicles, boats and recreational vehicles and unsecured loans.

Loan Portfolio Composition. The following table presents certain information regarding the composition of Home Savings' loan portfolio at the dates indicated:

	At December 31,									
	2009		2008		2007		2006		2005	
	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans	Amount	Percent of total loans
	(Dollars in thousands)									
Real estate loans:										
Permanent loans:										
One-to four-family residential	$ 773,831	40.58%	$ 909,567	40.65%	$ 871,019	38.41%	$ 854,829	37.65%	$ 749,362	35.44%
Multifamily residential	150,480	7.89	187,711	8.39	179,535	7.92	163,541	7.20	154,702	7.32
Nonresidential	397,895	20.87	375,463	16.78	359,070	15.84	348,528	15.35	314,124	14.86
Land	23,502	1.23	23,517	1.05	22,818	1.01	26,684	1.18	14,979	0.71
Total permanent	1,345,708	70.57	1,496,258	66.87	1,432,442	63.18	1,393,582	61.38	1,233,167	58.33
Construction loans:										
One-to four-family residential and land development	178,095	9.34	255,355	11.41	357,153	15.75	388,926	17.13	389,558	18.43
Multifamily and nonresidential	13,741	0.72	35,797	1.60	25,191	1.11	25,215	1.11	66,788	3.16
Total construction	191,836	10.06	291,152	13.01	382,344	16.86	414,141	18.24	456,346	21.59
Total real estate loans	1,537,544	80.63	1,787,410	79.88	1,814,786	80.04	1,807,723	79.62	1,689,513	79.92
Consumer loans:										
Home equity	237,569	12.46	253,348	11.32	234,362	10.33	220,679	9.72	196,986	9.32
Auto	13,784	0.72	24,138	1.08	31,206	1.38	36,605	1.61	42,975	2.03
Marine	9,366	0.49	11,781	0.53	14,196	0.63	19,218	0.85	23,434	1.11
RV	43,722	2.29	54,003	2.41	63,587	2.80	59,642	2.63	48,108	2.27
Other(1)	4,761	0.25	5,564	0.25	6,096	0.27	9,463	0.42	12,012	0.57
Total consumer	309,202	16.21	348,834	15.59	349,447	15.41	345,607	15.23	323,515	15.30
Commercial loans	60,217	3.16	101,489	4.53	103,208	4.55	116,952	5.15	100,977	4.78
Total loans	1,906,963	100.00%	2,237,733	100.00%	2,267,441	100.00%	2,270,282	100.00%	2,114,005	100.00%
Less net items	40,945		34,280		30,453		16,723		16,572	
Total loans, net	$1,866,018		$2,203,453		$2,236,988		$2,253,559		$2,097,433	

(1) Consists primarily of overdraft protection loans and loans to individuals secured by demand accounts, deposits and other consumer assets.

Loan Maturity. The following table sets forth certain information as of December 31, 2009, regarding the dollar amount of construction and commercial loans maturing in Home Savings' portfolio based on their contractual terms to maturity. Demand and other loans having no stated schedule of repayments or no stated maturity are reported as due in one year or less. Mortgage loans originated by Home Savings generally include due-on-sale clauses that provide Home Savings with the contractual right to deem the loan immediately due and payable in the event the borrower transfers the ownership of the property without Home Savings' consent. The table does not include the effects of possible prepayments.

	Principal Repayments Contractually Due in the Years Ended December 31,			
	2010	2011-2014	2015 and thereafter	Total
	(Dollars in thousands)			
Construction loans:				
One-to four-family residential	$134,940	$19,253	$23,902	$178,095
Multifamily and nonresidential	7,242	1,689	4,810	13,741
Commercial loans	38,785	11,241	10,191	60,217
Total	$180,967	$32,183	$38,903	$252,053

The table below sets forth the dollar amount of all loans reported above as due after December 31, 2010, which have fixed or adjustable interest rates:

	Due after December 31, 2010 (Dollars in thousands)
Fixed rate	$33,058
Adjustable rate	38,028
	$71,086

Loans Secured by One-to Four-Family Real Estate. Home Savings originates conventional loans secured by first mortgages on one-to four-family residences primarily located within Home Savings' market area. At December 31, 2009, Home Savings' one-to four-family residential real estate loans held for investment totaled approximately $773.8 million, or 40.6% of total loans. At December 31, 2009, $26.7 million, or 3.5%, of Home Savings' one-to four-family loans were nonperforming.

Home Savings currently offers fixed-rate mortgage loans and adjustable-rate mortgage loans (ARMs). Although Home Savings' loan portfolio includes a significant amount of 30-year fixed-rate loans, a considerable portion of fixed rate loans are originated for sale. The interest rate adjustment periods on ARMs are typically one, three, five or seven years. The maximum interest rate adjustment on most of the ARMs is 2.0% on any adjustment date and a total of 6.0% over the life of the loan. The interest rate adjustments on three-year, five-year and seven-year ARMs presently offered by Home Savings are indexed to the weekly average rate on the one-year U.S. Treasury securities. Rate adjustments are computed by adding a stated margin to the index.

FDIC regulations and Ohio law limit the amount that Home Savings may lend in relationship to the appraised value of the real estate and improvements that secure the loan at the time of loan origination. In accordance with such regulations, Home Savings may make loans on one-to four-family residences of up to 100% of the value of the real estate and improvements (LTV). Home Savings typically requires private mortgage insurance on the portion of the principal amount of the loan that exceeds 85% of the appraised value of the property securing the loan.

Under certain circumstances, Home Savings will offer loans with LTV's exceeding 85% without private mortgage insurance. Customers may borrow up to 80% of the home's appraised value and obtain a second loan or line of credit for up to 15% of the appraised value without having to purchase mortgage insurance. Home Savings also offers a first-time homebuyers product that permits an LTV of 95% without private mortgage insurance. Such loans involve a higher degree of risk because, in the event of a borrower default, the value of the underlying collateral may not satisfy the principal and interest outstanding on the loan. To reduce this risk, Home Savings underwrites all portfolio loans to Freddie Mac underwriting guidelines. At December 31, 2009, these loans totaled $61.2 million. There were approximately $2.8 million loans, or 4.6% of such loans, that were nonperforming at December 31, 2009.

Currently, no interest-only one-to four-family loans are contained in Home Savings portfolio.

Home Savings issues loan origination commitments to qualified borrowers primarily for the purchase of single-family residential real estate. Such commitments have specified terms and conditions and are made for periods of up to 60 days, during which time the interest rate is locked in. Home Savings utilizes various hedge strategies to mitigate its interest rate risk during this time period.

Loans Secured by Multifamily Residences. Home Savings originates loans secured by multifamily properties that contain more than four units. Multifamily loans are offered with adjustable rates of interest, which adjust according to a specified index, and typically have terms ranging from five to ten years and LTVs of up to 80%.

Multifamily lending generally is considered to involve a higher degree of risk than one-to four-family residential lending because the borrower typically depends upon income generated by the project to cover operating expenses and debt service. The profitability of a project can be affected by economic conditions, government policies and other factors beyond the control of the borrower. Home Savings attempts to reduce the risk associated with multifamily lending by evaluating the creditworthiness of the borrower and the projected income from the project and by obtaining personal guarantees on loans made to corporations, limited liability companies, and partnerships. Home Savings requires borrowers to submit financial statements annually to enable management to monitor the loan, and requires an assignment of rents from borrowers.

At December 31, 2009, loans secured by multifamily properties totaled approximately $150.5 million, or 7.9% of total loans. The largest loan as of December 31, 2009 had a principal balance of $10.9 million and was performing according to its terms. There were approximately $7.9 million in multifamily loans, or 5.2% of Home Savings' total multifamily portfolio, that were considered nonperforming at December 31, 2009.

Loans Secured by Nonresidential Real Estate. Home Savings originates loans secured by nonresidential real estate, such as shopping centers, office buildings, hotels, and motels. Home Savings' nonresidential real estate loans have adjustable rates, terms of up to 25 years and, generally, LTVs of up to 75%. The majority of such properties are located within Home Savings' primary lending area.

Nonresidential real estate lending generally is considered to involve a higher degree of risk than residential lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of income-producing properties. Home Savings has endeavored to reduce such risk by evaluating the credit history of the borrower, the location of the real estate, the financial condition of the borrower, obtaining personal guarantees by the borrower, the quality and characteristics of the income stream generated by the property and the appraisal supporting the property's valuation.

At December 31, 2009, Home Savings' largest loan secured by nonresidential real estate had a balance of $17.4 million and was performing according to its terms. At December 31, 2009, approximately $397.9 million, or 20.9% of Home Savings' total loans, were secured by mortgages on nonresidential real estate, of which $24.1 million, or 6.1% of Home Savings' total nonresidential real estate loans, were considered nonperforming.

Loans Secured by Vacant Land. Home Savings also originates a limited number of loans secured by vacant land, primarily for the construction of single-family houses. Home Savings' land loans generally are fixed-rate loans for terms of up to five years and require a LTV of 65% or less. At December 31, 2009, approximately $23.5 million, or 1.2%, of Home Savings' total loans were land loans, a majority of which were loans to individuals intending to construct and occupy single-family residences on the properties. Nonperforming land loans totaled $5.2 million, or 22.0% of such loans, at December 31, 2009.

Construction Loans. Home Savings originates loans for the construction of one-to four-family residences, multifamily properties and nonresidential real estate projects. Residential construction loans are made to both owner-occupants and to builders on a speculative (unsold) basis. Construction loans to owner-occupants are structured as permanent loans with fixed or adjustable rates of interest and terms of up to 30 years. During the first year, while the residence is being constructed, the borrower is required to pay interest only. Construction loans for one-to four-family residences have LTVs at origination of up to 95%, and construction loans for multifamily and nonresidential properties have LTVs at origination of up to 80% based on estimated value at completion, with the value of the land included as part of the owner's equity.

At December 31, 2009, Home Savings had approximately $191.8 million, or 10.1% of its total loans, invested in construction loans, including $178.1 million in one-to four-family residential construction and approximately $13.7 million in multifamily and nonresidential construction loans. Approximately 2.5% of Home Savings' residential construction loans are made to builders on a speculative (unsold) basis; i.e.; for homes for which the builder does not have a contract with a buyer. Home Savings, however, limits the number of outstanding loans to each builder on unsold homes under construction, both by dollar amount and number depending on the borrower.

Construction loans involve greater underwriting and default risks than loans secured by mortgages on existing properties because construction loans are more difficult to appraise and to monitor. Loan funds are advanced upon the security of the project under construction. In the event a default on a construction loan occurs and foreclosure follows, Home Savings usually will take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project.

Nonperforming construction loans at December 31, 2009, totaled $43.2 million, or 22.5% of such loans.

Consumer Loans. Home Savings originates various types of consumer loans, including home equity loans, vehicle loans, recreational vehicle loans, marine loans, overdraft protection loans, loans to individuals secured by demand accounts, deposits and other consumer assets and unsecured loans. Consumer loans are made at fixed and adjustable rates of interest and for varying terms based on the type of loan. At December 31, 2009, Home Savings had approximately $309.2 million, or 16.2% of its total loans, invested in consumer loans.

Home Savings generally makes closed-end home equity loans in an amount that, when added to the prior indebtedness secured by the real estate, does not exceed 90% of the estimated value of the real estate. Home equity loans typically are secured by a second mortgage on the real estate. Home Savings frequently holds the first mortgage, although Home Savings will make home equity loans in cases where another lender holds the first mortgage. Home Savings also offers home equity loans with a line of credit feature. Home equity loans are made with adjustable and fixed rates of interest. Fixed-rate home equity loans have terms of fifteen years but can be called at any time. Rate adjustments on adjustable home equity loans are determined by adding a margin to the current prime interest rate for loans on residences of up to 85% LTV in the first lien position and 90% LTV in the second lien position. At December 31, 2009, approximately $237.6 million, or 76.8%, of Home Savings' consumer loan portfolio consisted of home equity loans. Home Savings also makes consumer loans secured by a deposit or savings account for up to 100% of the principal balance of the account. These loans generally have adjustable rates, which adjust based on the weekly average yield on U.S. Treasury securities plus a margin.

For new automobiles, loans are originated for up to 100% of the MSRP value of the car with terms of up to 72 months, and, for used automobiles, loans are made for up to the National Automobile Dealers Association (N.A.D.A) retail value of the car model and a term of up to 66 months. Most automobile loans are originated indirectly by approved auto dealerships. At December 31, 2009, automobile loans totaled $13.8 million of Home Savings' consumer loan portfolio.

Nonperforming consumer loans at December 31, 2009, amounted to $5.4 million, or 1.7% of such loans.

Commercial Loans. Home Savings makes commercial loans to businesses in its primary market area, including traditional lines of credit, revolving lines of credit, term loans and acquisition and development loans. The LTV ratios for commercial loans depend upon the nature of the underlying collateral, but generally commercial loans are made with LTVs of 70% to 80%, up to a maximum of 90%, and have adjustable interest rates. Lines of credit and revolving credits generally are priced on a floating rate basis, which is tied to the prime interest rate or U.S. Treasury bill rate. Term loans usually have adjustable rates, but can have fixed rates of interest, and have terms of one to five years.

At December 31, 2009, Home Savings had approximately $60.2 million invested in commercial loans. The majority of these loans are secured by inventory, accounts receivable, machinery, investment property, vehicles or other assets of the borrower. Home Savings also originates unsecured commercial loans including lines of credit for periods of less than 12 months, short-term loans and, occasionally, term loans for periods of up to 36 months. These loans are underwritten based on the creditworthiness of the borrower and the guarantors, if any. Home Savings had $27.5 million in unsecured commercial loans as of December 31, 2009, with no one loan in this portfolio exceeding $3.0 million.

Commercial loans generally entail greater risk than real estate lending. The repayment of commercial loans typically is dependent on the income stream and successful operation of a business, which can be affected by economic conditions. The collateral for commercial loans, if any, often consists of rapidly depreciating assets.

Nonperforming commercial loans at December 31, 2009, amounted to $3.4 million, or 5.7% of total commercial loans.

Reduction in loan concentrations. The Bank Order requires Home Savings to adopt and implement plans to reduce loan concentrations in nonowner-occupied commercial real estate loans and construction, land development, and land loans. The plan was developed and adopted by Home Savings and was implemented in the third quarter of 2008. The plan included sharply reducing the origination of new construction, land, and land development loans as well as loans secured by commercial real estate. The Company has also reduced the level of construction loans purchased from another financial institution. The concentration of nonowner-occupied commercial real estate loans declined from 335.2% of total risk-based capital as of December 31, 2008, to 307.9% of total risk-based capital as of December 31, 2009. The concentration of construction, land development loans and land loans declined from 129.8% of total risk-based capital as of December 31, 2008, to 97.6% of total risk-based capital as of December 31,

2009. It is anticipated that nonowner-occupied commercial real estate loans along with construction, land development and land loans as a percentage of total risk-based capital will continue to decline in the near term.

Loan Solicitation and Processing. The lending activities of Home Savings are subject to the written, non-discriminatory underwriting standards and loan origination procedures approved by Home Savings' Board of Directors (Board). Loan originations generally are obtained from existing customers and members of the local community and from referrals by real estate brokers, lawyers, accountants and current and former customers. Home Savings also advertises in the local print media, radio and on television.

Each of Home Savings' 39 offices and six loan production offices have loan personnel who can accept loan applications, which are then forwarded to Home Savings' Underwriting Department for processing and approval. In underwriting real estate loans, Home Savings typically obtains a credit report, verification of employment and other documentation concerning the creditworthiness of the borrower. An appraisal of the fair market value of the real estate that will be given as security for the loan is prepared by an approved independent fee appraiser. For all nonresidential real estate loans, the appraisal is conducted by an outside fee appraiser whose report is reviewed by Home Savings' chief appraiser or a third party appraised review firm engaged by Home Savings. Upon the completion of the appraisal and the receipt of information on the credit history of the borrower, the loan application is submitted for review to the appropriate persons. Commercial, residential, and nonresidential real estate loans up to $999,999 may be approved by an authorized executive officer. Loan requests of $1.0 million up to $5.0 million require the approval of the Officers' Loan Committee. All loans which would cause the aggregate lending relationship to be greater than $5.0 million require approval by the Officers' Loan Committee and the Board Loan Committee. Lending relationships of $15.0 million or greater must be approved by the full board of directors. In addition, under the terms of the Bank Order, certain loans require Board Loan Committee approval.

Borrowers are required to carry satisfactory fire and casualty insurance and flood insurance, if applicable, and to name Home Savings as an insured mortgagee. Home Savings generally obtains a title guarantee or title insurance on real estate loans.

The procedure for approval of construction loans is the same as for permanent real estate loans, except that an appraiser evaluates the building plans, construction specifications and estimates of construction costs. Home Savings also evaluates the feasibility of the proposed construction project and the experience and record of the builder. Once approved, the construction loan is disbursed in installments based upon periodic inspections of the construction progress.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan and the value of the collateral, if any.

Loan Originations, Purchases and Sales. Home Savings' residential loans generally are made on terms and conditions and documented to conform to the secondary market guidelines for sale to the Federal Home Loan Mortgage Company (FHLMC), the Federal National Mortgage Association (FNMA) and other institutional investors in the secondary market. Home Savings originates first mortgage loans insured by the Federal Housing Authority with the intention to sell in the secondary market. Home Savings does not originate loans guaranteed by the Veterans Administration, but it has purchased such loans as well as participation interests in such loans.

Home Savings generally retains the servicing rights on the sale of loans originated in the geographic area surrounding its full service branches. Home Savings anticipates continued participation in the secondary mortgage loan market to maintain its desired risk profile.

At December 31, 2009, Home Savings had $54.2 million of outstanding commitments to make loans, $116.4 million available to borrowers under consumer and commercial lines of credit and $41.1 million available in the OverdraftPrivledge™ program. At December 31, 2009, Home Savings had $22.2 million in undisbursed funds related to construction and commercial loans in process.

In 2003, Home Savings entered into an agreement to purchase one-to four-family construction loans from another institution. Loans purchased under this agreement earn a floating rate of interest, are guaranteed as to principal and interest by a third party and are for the purpose of constructing either pre-sold or market homes. At December 31, 2009, approximately $15.2 million was outstanding under this program. This represents a decrease of

$33.3 million over the outstanding balance of $48.5 million included in net loans as of December 31, 2008. The effort to reduce the outstanding balance of this relationship is a direct result of Home Savings' compliance with the Bank Order, as mentioned above. At December 31, 2009, $3.1 million, or 20.3% of such loans, were nonperforming.

Loans to One Borrower Limits. Regulations generally limit the aggregate amount that Home Savings may lend to any one borrower to an amount equal to 15.0% of Home Savings' unimpaired capital and unimpaired surplus (Lending Limit Capital). A savings association may lend to one borrower an additional amount not to exceed 10.0% of Lending Limit Capital if the additional amount is fully secured by certain forms of "readily marketable collateral". Real estate is not considered "readily marketable collateral". In applying this limit, regulations require that loans to certain related or affiliated borrowers be aggregated.

Based on such limits, Home Savings could lend approximately $33.1 million to one borrower at December 31, 2009. The largest amount Home Savings had committed to one borrower at December 31, 2009, was $23.2 million, of which $22.8 million was outstanding at that time. At December 31, 2009, these commercial real estate loans were performing in accordance with their terms.

Delinquent Loans, Nonperforming Assets and Classified Assets. The following table reflects the amount of all loans in a delinquent status as of the dates indicated:

	At December 31,					
	2009			2008		
	Number	Amount	Percent of Net Loans	Number	Amount	Percent of Net Loans
			(Dollars in thousands)			
Loans delinquent for:						
30-59 days	366	$ 33,455	1.79%	528	$ 46,365	2.10%
60-89 days	130	16,133	0.87	181	17,455	0.79
90 days or over	712	107,533	5.76	606	99,715	4.53
Total delinquent loans	1,208	$157,121	8.42%	1,315	$163,535	7.42%

In the fourth quarter of 2008, Home Savings adopted the practice of determining the past due status of loans based on the number of days the loan is past due, rather than the number of calendar months the loan is past due. In the second quarter of 2009, this practice was changed back to the number of calendar months, which is more consistent with industry practice.

Nonperforming assets include loans past due 90 days and on a nonaccrual status, loans past due 90 days and still accruing, loans less than 90 days past due and on a nonaccrual status, real estate acquired by foreclosure or by deed-in-lieu of foreclosure and repossessed assets. Once a loan becomes 90 days delinquent, it generally is placed on nonaccrual status.

Loans are reviewed through monthly reports to the Board and management and are placed on nonaccrual status when collection in full is considered by management to be in doubt. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent cash payments received, if any, generally are applied to interest income unless, in the opinion of management, the collection of principal and interest is doubtful. In those cases, subsequent cash payments are applied to principal.

In compliance with the Bank Order, Home Savings does not extend additional credit to borrowers whose loans are classified-i.e., loans that exhibit a well-defined weakness such that management determines that the loan should be classified as loss, substandard, doubtful or special mention. A complete database of all classified borrowers is shared with underwriters and other authorized personnel. This database is queried prior to making any credit decisions to ensure the extension of any credit is not granted to classified borrowers. Home Savings has also modified its loan policies to address specifically the prohibition of the extension of credit to classified borrowers. The Bank has also developed a comprehensive plan to reduce the level of classified assets. The level of classified assets at the Bank with balances greater than $500,000 that were outstanding at the onset of the plan have reduced by 51.9% since the inception of the plan.

The following table sets forth information with respect to Home Savings' nonperforming loans and other assets at the dates indicated:

	At December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Nonperforming loans:					
Nonaccrual loans					
Real estate loans:					
One-to four-family residential	$ 26,720	$ 21,622	$ 12,708	$ 8,977	$ 6,795
Multifamily and nonresidential	31,954	23,969	27,201	16,569	6,368
Construction (net of loans in process) and land	45,239	42,560	48,043	20,858	4,732
Total real estate loans	103,913	88,151	87,952	46,404	17,895
Consumer	4,892	5,549	4,809	3,245	2,495
Commercial	3,413	4,553	4,738	2,997	3,889
Total nonaccrual loans	112,218	98,253	97,499	52,646	24,279
Past due 90 days and still accruing	3,669	6,631	1,215	796	563
Total nonperforming loans	115,887	104,884	98,714	53,442	24,842
Real estate acquired through foreclosure and other repossessed assets	30,962	29,258	10,510	3,242	2,514
Total nonperforming assets	$146,849	$134,142	$109,224	$56,684	$27,356
Nonperforming loans as a percent of loans, net	6.21%	4.76%	4.41%	2.37%	1.18%
Nonperforming assets as a percent of total assets	6.28	5.12	3.94	2.10	1.08
Allowance for loan losses as a percent of nonperforming loans	36.49	34.29	32.42	31.73	63.29
Allowance for loan losses as a percent of loans, net	2.22	1.61	1.41	0.75	0.74

During 2009, interest collected on nonperforming loans and included in net income was approximately $2.1 million. During 2009, approximately $2.2 million in additional interest income would have been recorded had nonaccrual loans been accruing pursuant to contractual terms.

Nonperforming assets increased approximately $12.7 million, or 9.5%, to $146.8 million at December 31, 2009, from $134.1 million at December 31, 2008. The increase in reported nonperforming assets was due in part to an increase in nonperforming nonresidential real estate loans. At December 31, 2009, total nonperforming loans accounted for 6.21% of net loans receivable, compared to 4.76% at December 31, 2008. Total nonperforming assets were 6.28% of total assets as of December 31, 2009, up from 5.12% as of December 31, 2008.

Real estate acquired in settlement of loans is classified separately on the balance sheet at the lower of cost or estimated fair value less costs to sell as of the date of acquisition. At foreclosure, the loan is written down to the value of the underlying collateral by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income or loss on disposition, are included in other expenses. At December 31, 2009, the carrying value of real estate and other repossessed assets acquired in settlement of loans was $31.0 million and consisted primarily of $3.6 million in single-family properties, $13.7 million secured by land and properties under construction, $13.1 million secured by commercial real estate, and $622,000 in boats, recreational vehicles, and automobiles.

In addition to the nonperforming loans identified above, other loans may be identified as having potential credit problems that result in those loans being identified by our internal loan review function. These potential problem loans, which have not exhibited the more severe weaknesses generally present in nonperforming loans, amounted to $51.2 million, as of December 31, 2009.

Allowance for Loan Losses. Management has established a methodology to calculate the allowance for loan losses at a level it believes adequate to absorb probable losses incurred in the loan portfolio. The methodology is reviewed regularly by the board of directors and is revised as conditions and circumstances within the Bank's loan portfolio dictate. Management bases its determination of the adequacy of the allowance upon estimates derived from an analysis of individual credits, prior and current loss experience, loan portfolio delinquency levels, overall growth in the loan portfolio, current economic conditions, and results of regulatory examinations. Furthermore, in determining the level of the allowance for loan losses, management reviews and evaluates on a monthly basis the necessity of a reserve for individual impaired loans classified by management. The specifically allocated reserve for a classified loan is determined based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, market value of collateral, other sources of cash flow and legal options available to Home Savings. Once a review is completed, a specific reserve is determined and allocated to the loan. Other loans not reviewed specifically by management are evaluated as a homogeneous group of loans (generally single-family residential mortgage loans and all consumer credit except marine loans) using a loss factor applied to the outstanding loan balance to determine the level of reserve required. The loss factor described consists of two components, a quantitative component and a qualitative component. The quantitative component is based on a historical analysis of all charged-off loans, net of recovery. This component is combined with the qualitative component to arrive at the loss factor, which is applied to the outstanding balances of homogeneous loans. In determining the qualitative factors, consideration is given to such factors as economic conditions, changes in the nature and volume of the portfolio, lending personnel, lending policies, past-due loan trends, and trends in collateral values. Specific reserves on individual loans and historical ratios are reviewed periodically and adjusted as necessary based on subsequent collections, loan upgrades or downgrades, nonperforming trends or actual principal charge-offs. When evaluating the adequacy of the allowance for loan losses, consideration is given to geographic concentrations and the effect that changing economic conditions have on Home Savings. These estimates are particularly susceptible to changes that could result in a material adjustment to results of operations. The provision for loan losses represents a charge against current earnings in order to maintain the allowance for loan losses at an appropriate level.

The following table sets forth an analysis of Home Savings' allowance for loan losses for the periods indicated:

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Balance at beginning of period	$ 35,962	$ 32,006	$ 16,955	$15,723	$15,877
Provision for loan losses	49,074	25,329	28,750	4,347	3,028
Charge-offs:					
Permanent real estate	(11,552)	(6,827)	(962)	(737)	(961)
Construction real estate	(12,793)	(9,151)	(5,924)	(320)	(35)
Consumer	(6,117)	(3,978)	(3,605)	(2,334)	(2,848)
Commercial	(13,230)	(2,132)	(3,729)	(47)	(241)
Total charge-offs	(43,692)	(22,088)	(14,220)	(3,438)	(4,085)
Recoveries:					
Permanent real estate	117	29	10	34	51
Construction real estate	9	10	—	1	2
Consumer	814	575	509	283	848
Commercial	3	101	2	5	2
Total recoveries	943	715	521	323	903
Net charge-offs	(42,749)	(21,373)	(13,699)	(3,115)	(3,182)
Balance at end of year	$ 42,287	$ 35,962	$ 32,006	$16,955	$15,723
Ratio of net charge-offs to average net loans	(2.10)%	(0.96)%	(0.60)%	(0.14)%	(0.16)%

At December 31, 2009, the allowance for loan losses was 2.22% of total loans and 36.5% of total nonperforming loans.

The following table sets forth the allocation of the allowance for loan losses by category. The allocations are based on management's assessment of the risk characteristics of each of the components of the total loan portfolio and are subject to change as and when the risk factors of each component change. The allocation is not indicative of either the specific amounts or the loan categories in which future charge-offs may be taken, nor should it be taken as an indicator of future loss trends. The allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict the use of the allowance to absorb losses in any category.

	2009		2008		2007		2006		2005	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
					(Dollars in thousands)					
Permanent real estate loans	$15,288	70.57%	$12,785	66.87%	$10,285	63.18%	$ 5,459	61.39%	$ 7,152	58.33%
Construction real estate loans	19,020	10.06%	11,342	13.01%	12,499	16.86%	3,321	18.24%	2,531	21.59%
Consumer loans	4,959	16.21%	4,870	15.59%	5,485	15.41%	5,147	15.22%	3,378	15.30%
Commercial loans	3,020	3.16%	6,965	4.53%	3,737	4.55%	3,028	5.15%	2,662	4.78%
Total	$42,287	100.00%	$35,962	100.00%	$32,006	100.00%	$16,955	100.00%	$15,723	100.00%

INVESTMENT ACTIVITIES

General. Investment securities are classified upon acquisition as available for sale, held to maturity or trading. Securities classified as available for sale are carried at estimated fair value with the unrealized holding gain or loss, net of taxes, reflected in other comprehensive income and as a component of shareholders' equity. Securities classified as held to maturity are carried at amortized cost. Securities classified as trading are carried at estimated fair value with the unrealized holding gain or loss reflected as a component of income. United Community and Home Savings recognize premiums and discounts in interest income over the period to maturity or call by the level yield method and realized gains or losses on the sale of debt securities based on the amortized cost of the specific securities sold.

Home Savings Investment Activities. Federal regulations and Ohio law permit Home Savings to invest in various types of marketable securities, including interest-bearing deposits in other financial institutions, federal funds, U.S. Treasury and agency obligations, mortgage-related securities, and certain other specified investments. The Board has adopted an investment policy that authorizes management to make investments in U.S. Treasury obligations, U.S. Federal agency and federally-sponsored corporation obligations, mortgage-related securities issued or sponsored by Federal National Mortgage Association (FNMA), FHLMC, Government National Mortgage Association (GNMA), as well as private issuers, investment-grade municipal obligations, creditworthy, unrated securities issued by municipalities in which an office of Home Savings is located, investment-grade corporate debt securities, investment-grade asset-backed securities, certificates of deposit that are fully-insured by the FDIC, bankers' acceptances, federal funds and money market funds. Home Savings' investment policy is designed primarily to provide and maintain liquidity within regulatory guidelines, to maintain a balance of high quality investments to minimize risk, and to maximize return without sacrificing liquidity and safety.

Home Savings maintains a significant portfolio of mortgage-backed securities that are issued by FNMA, GNMA and FHLMC. Mortgage-backed securities generally entitle Home Savings to receive a portion of the cash flows from an identified pool of mortgages. Home Savings is exposed to prepayment risk and reinvestment risk to the extent that actual prepayments will differ from those estimated in pricing the security, which may result in adjustments to the net yield on such securities. Mortgage-related securities enable Home Savings to generate positive interest rate spreads with minimal administrative expense and reduce credit risk due to either guarantees provided by the issuer or the high credit rating of the issuer. Mortgage-related securities classified as available for sale also provide Home Savings with an additional source of liquid funds.

United Community Investment Activities. Funds maintained by United Community for general corporate purposes, including possible acquisitions, primarily are invested in an account with Home Savings. United Community also owns a small portfolio of bank equities.

The following table presents the amortized cost, fair value, and weighted average yield of securities at December 31, 2009 by maturity:

	At December 31, 2009							
	No Stated Maturity		One Year or Less		After One Year through Five Years		Five Years Through Ten Years	
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield
	(Dollars in thousands)							
Securities:								
U.S Government agencies and corporations	$ —	—%	$499	5.09%	$40,071	3.01%	$ 8,147	4.30%
Mortgage-related securities	—	—	—	—	445	6.20	6,055	4.70
Other securities(a)	472	2.87	—	—	—	—	—	—
Total securities	$472	2.87%	$499	5.09%	$40,516	3.05%	$14,202	4.47%

	At December 31, 2009				
	After Ten Years		Total		
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Fair Value
	(Dollars in thousands)				
Securities:					
U.S. Government agencies and corporations	$ —	—%	$ 48,717	3.25%	$ 48,922
Mortgage-related securities	219,682	4.43	226,182	4.44	231,718
Other securities(a)	—	—	472	2.87	708
Total securities	$219,682	4.43%	$275,371	4.23%	$281,348

(a) Yield on equity securities only

SOURCES OF FUNDS

General. Deposits traditionally have been the primary source of Home Savings' funds for use in lending and other investment activities. In addition to deposits, Home Savings derives funds from interest payments and principal repayments on loans and income on other earning assets. Loan payments are a relatively stable source of funds, while deposit inflows and outflows fluctuate in response to general interest rates and money market conditions. Home Savings also may borrow from the FHLB, other suitable lenders as well as use repurchase agreements as sources of funds.

Deposits. Deposits are attracted principally from within Home Savings' primary market area through the offering of a selection of deposit instruments, including regular passbook savings accounts, demand deposits, individual retirement accounts (IRAs), checking accounts, money market accounts, and certificates of deposit. Interest rates paid, maturity terms, service fees, and withdrawal penalties for the various types of accounts are monitored weekly by management. The amount of deposits from outside Home Savings' primary market area is not significant.

Brokered deposits represent funds which Home Savings obtained, directly or indirectly, through a deposit broker. A deposit broker places deposits from third parties with insured depository institutions or places deposits with an institution for the purpose of selling interest in those deposits to third parties. Under the terms of the Bank Order, Home Savings cannot obtain additional brokered certificates of deposit without prior consent of the FDIC and Ohio Division. Home Savings had brokered deposits of $15.0 million, which also cannot be renewed with out prior consent of the FDIC and Ohio Division, with a weighted average yield of 4.35% at December 31, 2009, compared to brokered deposits of $145.0 million with a weighted average rate of 3.85% at December 31, 2008.

The following table sets forth the dollar amount of deposits in the various types of accounts offered by Home Savings at the dates indicated:

	At December 31, 2009			For The Year Ended December 31, 2009		
	Amount	Percent of Total Deposits	Weighted Average Rate	Average Balance	Percent of Average Deposits	Weighted Average Rate
	(Dollars in thousands)					
Noninterest bearing demand	$ 126,779	7.16%	—%	$ 117,587	6.51%	—%
Checking and money market accounts	399,833	22.60	1.00	382,076	21.15	1.12
Savings accounts	202,900	11.47	0.47	194,957	10.79	0.48
Certificates of deposit	1,039,989	58.77	3.37	1,112,042	61.55	3.66
Total deposits	$1,769,501	100.00%	2.26%	$1,806,662	100.00%	2.54%

	For the Year Ended December 31, 2008			For the Year Ended December 31, 2007		
	Average Balance	Percent of Average Deposits	Weighted Average Rate	Average Balance	Percent of Average Deposits	Weighted Average Rate
	(Dollars in thousands)					
Noninterest bearing demand	$ 110,000	5.83%	—%	$ 103,268	5.70%	—%
Checking and money market accounts	426,790	22.63	2.22	397,290	21.93	3.50
Savings accounts	180,010	9.54	0.45	185,949	10.26	0.41
Certificates of deposit	1,169,403	62.00	4.27	1,125,117	62.11	4.74
Total deposits	$1,886,203	100.00%	3.19%	$1,811,624	100.00%	3.75%

The following table shows rate and maturity information for Home Savings' certificates of deposit at December 31, 2009:

Rate	Up to One Year	Over 1 Year to 2 Years	Over 2 Years to 3 Years	Thereafter	Total
	(Dollars in thousands)				
2.00% or less	$154,162	$ 42,592	$ 1,704	$ 222	$ 198,680
2.01% to 4.00%	223,169	75,770	7,198	39,364	345,501
4.01% to 6.00%	259,944	42,417	187,341	6,106	495,808
Total certificates of deposit	$637,275	$160,779	$196,243	$45,692	$1,039,989

At December 31, 2009, approximately $637.3 million of Home Savings' certificates of deposit will mature within one year. Based on past experience and Home Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Home Savings at maturity. If, however, Home Savings is unable to renew the maturing certificates for any reason, borrowings of up to $492.3 million were available from the FHLB as well as the use of repurchase agreements. Under the terms of the Bank Order, Home Savings cannot obtain additional brokered certificates of deposit without prior consent of the FDIC and Ohio Division.

The following table presents the amount of Home Savings' certificates of deposit of $100,000 or more by the time remaining until maturity at December 31, 2009:

Maturity	Amount
	(Dollars in thousands)
Three months or less	$ 38,634
Over 3 months to 6 months	35,250
Over 6 months to 12 months	61,258
Over 12 months	81,410
Total	$216,552

The following table presents the amount of Home Savings' certificates of deposit of $250,000 or more by the time remaining until maturity at December 31, 2009:

Maturity	Amount
	(Dollars in thousands)
Three months or less	$ 3,594
Over 3 months to 6 months	3,873
Over 6 months to 12 months	8,552
Over 12 months	6,965
Total	$22,984

The following table sets forth Home Savings' deposit account balance activity for the periods indicated:

	Year Ended December 31,	
	2009	2008
	(Dollars in thousands)	
Beginning balance	$1,885,931	$1,875,206
Net (decrease) increase in brokered deposits	(130,166)	105,259
Net (decrease) increase in other deposits	(30,393)	(155,951)
Net deposits before interest credited	1,725,372	1,824,508
Interest credited	44,129	61,423
Ending balance	$1,769,501	$1,885,931
Net (decrease) increase	$ (116,430)	$ 10,725
Percent (decrease) increase	(6.17)%	0.57%

Borrowings. The FHLB system functions as a central reserve bank providing credit for its member institutions and certain other financial institutions. As a member in good standing of the FHLB, Home Savings is authorized to apply for advances, provided certain standards of creditworthiness have been met. Under current regulations, an association must meet certain qualifications to be eligible for FHLB advances. The extent to which an association is eligible for such advances will depend upon whether it meets the Qualified Thrift Lender (QTL) test. If an association meets the QTL test, it will be eligible for 100% of the advances available. If an association does not meet the QTL test, the association will be eligible for such advances only to the extent it holds specified QTL test assets. At December 31, 2009, Home Savings was in compliance with the QTL test. Home Savings may borrow up to $492.3 million from the FHLB, and had $221.3 million in outstanding advances at December 31, 2009. None of the advances outstanding are callable.

United Community had a Credit Agreement with JP Morgan Chase Bank, N.A. (JP Morgan) dated September 12, 2005, as amended on July 18, 2007, March 28, 2008, August 29, 2008, and January 31, 2009 (Credit Agreement). The Credit Agreement provided United Community with a line of credit of up to $40.0 million. On January 1, 2009, $6.9 million remained outstanding on this line of credit. On January 31, 2009, United Community and JP Morgan amended the Credit Agreement in response to the proposed sale of Butler Wick Trust to Farmers

National Banc Corp. The amendment included provisions to use a portion of the cash proceeds of the sale to repay the entire principal balance outstanding, including accrued interest. The remaining $5.1 million balance was paid-off in full on March 31, 2009.

The OTS Order requires United Community to obtain regulatory approval prior to incurring debt or increasing its debt position. A debt reduction plan was developed and submitted to the OTS for approval within the required time frame. As of December 31, 2009, United Community had no debt outstanding. United Community does not intend to seek approval to borrow additional funds in the near term.

COMPETITION

Home Savings faces competition for deposits and loans from other savings and loan associations, credit unions, banks and mortgage originators in Home Savings' primary market area. The primary factors in competition for deposits are customer service, convenience of office location and interest rates. Home Savings competes for loan originations primarily through the interest rates and loan fees it charges and through the efficiency and quality of service it provides to borrowers. Competition is affected by, among other things, the general availability of lendable funds, general and local economic conditions, current interest rate levels and other factors, which are not readily predictable.

EMPLOYEES

At December 31, 2009, Home Savings had 564 full-time equivalent employees. Home Savings believes that relations with its employees are good. Home Savings offers health, life, and disability benefits, a 401(k) plan, and an employee stock ownership plan for its employees.

The Bank Order required Home Savings to retain a consulting firm to assess management needs and to submit a management plan that identifies officer positions needed, identifies and establishes board and internal operating committees, evaluates Home Savings' senior officers, and provides for the hiring of any additional personnel, subject to the requirement to obtain regulatory approval prior to adding any individuals to the board of directors or employing any individual as a senior executive officer of the Bank. A consulting firm was engaged and that plan was provided to the regulators, as required.

REGULATION

United Community is a unitary thrift holding company within the meaning of the Home Owners Loan Act, as amended (HOLA), and is subject to regulation, examination, and oversight by the OTS, although there generally are no restrictions on the activities of United Community unless the OTS determines that there is reasonable cause to believe that an activity constitutes a serious risk to the financial safety, soundness, or stability of Home Savings. Home Savings is subject to regulation, examination, and oversight by the Ohio Division and the FDIC, and it also is subject to certain provisions of the Federal Reserve Act. United Community and Home Savings are also subject to the provisions of the Ohio Revised Code applicable to corporations generally, including laws that restrict takeover bids, tender offers and control-share acquisitions involving public companies which have significant ties to Ohio.

The OTS, the FDIC, the Ohio Division, and the SEC each have various powers to initiate supervisory measures or formal enforcement actions if United Community or the subsidiary they regulate does not comply with applicable regulations. If the grounds provided by law exist, the FDIC or the Ohio Division may place Home Savings in conservatorship or receivership. Home Savings also is subject to regulatory oversight under various consumer protection and fair lending laws that govern, among other things, truth-in-lending disclosures, equal credit opportunity, fair credit reporting and community reinvestment. Failure to abide by federal laws and regulations governing community reinvestment could limit the ability of Home Savings to open a new branch or engage in a merger.

Federal law prohibits Home Savings from making a capital distribution to anyone or paying management fees to any person having control of Home Savings if, after such distribution or payment, Home Savings would be undercapitalized. In addition, each company controlling an undercapitalized institution will comply with its capital restoration plan until the institution has been adequately capitalized on average during each of the four preceding calendar quarters and must provide adequate assurances of performance. Under the Bank Order, Home Savings may not pay a cash dividend to United Community without first seeking regulatory approval.

Federal Reserve Board regulations currently require savings associations to maintain reserves of 3% of net transaction accounts (primarily checking accounts) up to $44.4 million (subject to an exemption of up to $10.3 million), and of 10% of net transaction accounts in excess of $44.4 million. At December 31, 2009, Home Savings was in compliance with its reserve requirements.

Loans by Home Savings to executive officers, directors, and principal shareholders and their related interests must conform to the lending limit on loans to one borrower, and the total of such loans to executive officers, directors, principal shareholders, and their related interests cannot exceed specified limits. Most loans to directors, executive officers, and principal shareholders must be approved in advance by a majority of the "disinterested" members of the Board with any "interested" director not participating. All loans to directors, executive officers, and principal shareholders must be made on terms substantially the same as offered in comparable transactions with the general public or as offered to all employees in a company-wide benefit program, and loans to executive officers are subject to additional limitations. All other transactions between Home Savings and its affiliates must comply with Sections 23A and 23B of the Federal Reserve Act. United Community is an affiliate of Home Savings for this purpose.

Under federal law and regulations, no person, directly or indirectly, or acting in concert with others, may acquire control of Home Savings or United Community without 60 days' prior notice to the OTS. "Control" is generally defined as having more than 25% ownership or voting power; however, ownership or voting power of more than 10% may be deemed "control" if certain factors are in place. If the acquisition of control is by a company, the acquirer must obtain approval, rather than give notice, of the acquisition as a savings and loan holding company.

In addition, a statutory limitation on the acquisition of control of an Ohio savings bank requires the written approval of the Ohio Division prior to the acquisition by any person or entity of a controlling interest in an Ohio association. Control exists, for purposes of Ohio law, when any person or entity which, either directly or indirectly, or acting in concert with one or more other persons or entities, owns, controls, holds with power to vote, or holds proxies representing, 15% or more of the voting shares or rights of an association, or controls in any manner the election or appointment of a majority of the directors. Ohio law also requires that certain acquisitions of voting securities that would result in the acquiring shareholder owning 20%, 33⅓% or 50% of the outstanding voting securities of United Community must be approved in advance by the holders of at least a majority of the outstanding voting shares represented at a meeting at which a quorum is present and a majority of the portion of the outstanding voting shares represented at such a meeting, excluding the voting shares by the acquiring shareholder.

Federal law generally prohibits a unitary thrift holding company, such as United Community, from controlling any other savings association or savings and loan holding company without prior approval of the OTS, or from acquiring or retaining more than 5% of the voting shares of a savings association or holding company thereof, which is not a subsidiary. Except with the prior approval of the OTS, no director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such holding company's stock also may acquire control of any savings institution, other than a subsidiary institution, or any other savings and loan holding company.

Home Savings' deposit insurance premiums have increased because of the Bank's regulatory status. FDIC insurance premiums have increased substantially in 2009, and Home Savings may pay higher FDIC premiums in the future because bank failures have significantly reduced the deposit insurance fund's ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums on all depository institutions. On May 22, 2009, the FDIC also implemented a special assessment on all insured depository institutions, which totaled $1.1 million for Home Savings. Additional special assessments may be imposed by the FDIC for future periods. On November 12, 2009, the FDIC adopted a final rule that required insured depository institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. Although the prepayment of these assessments was mandatory for all insured depository institutions, the FDIC retains the discretion as supervisor and insurer to exempt any institution from the prepayment requirement under certain circumstances as set forth in its regulations. In accordance with this discretion provided to the FDIC, the FDIC exempted Home Savings from prepaying its quarterly risk-based assessment for the fourth quarter of 2009 and all of 2010, 2011 and 2012.

Item 1A. *Risk Factors*

Like all financial companies, United Community's business and results of operations are subject to a number of risks, many of which are outside of our control. In addition to the other information in this report, readers should carefully consider that the following important factors, among others, could materially impact our business and future results of operations.

Pursuant to the Bank Order, Home Savings retained a consultant to assist in the development of an Enterprise Risk Management Program. An Officers Risk Management Committee was appointed and is developing and leading the process of assessing risk and reviewing policies and procedures to enhance the Bank's controls and risk management practices. The Enterprise Risk Management Plan was submitted to the FDIC and the Ohio Division for approval in December 2008. The Board also adopted the *Corporate Risk Management and Control Policy* of Home Savings in December 2008. The Enterprise Risk Management Program was implemented in 2009, but is an ongoing program that is expected to continue in 2010 and future years.

Cease and desist orders restrict dividends and certain business activities.

United Community's ability to pay regular quarterly dividends to shareholders depends to a large extent upon the dividends received from Home Savings. The Bank Order prohibits Home Savings from paying dividends to United Community without prior regulatory approval. In addition, the OTS Order prohibits United Community from paying dividends to shareholders without prior regulatory approval. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and Home Savings' earnings, capital requirements, financial condition and other factors. Although our financial earnings and financial condition have allowed us to declare and pay periodic cash dividends to our shareholders in the past, there can be no assurance as to when dividend payments will resume in the future.

The OTS Order prohibits United Community from issuing or renewing debt without prior approval.

Deteriorating economic conditions may adversely affect our results of operations and financial condition.

Dramatic declines in real estate values, along with high unemployment, have disrupted the national credit and capital markets over the last two years. As a result, many financial institutions have had to seek additional capital, to merge with larger and stronger institutions, to seek government assistance or bankruptcy protection and, in some cases, they have been forced into a sale or closed by the bank regulatory agencies. Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions, because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management's actions will effectively mitigate these external factors. The reduced availability of credit, the lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

Further, approximately 84.9% of the loans in Home Savings' portfolio are secured in whole or in part by real estate. As residential real estate prices have declined in the last two years, defaults and foreclosures have increased. Commercial real estate values have also declined, and the owners of many income-producing properties are experiencing declines in their revenue, which may adversely affect their ability to repay their loans. Foreclosures and resolutions of nonperforming loans require significant personnel resources and involve other costs that may increase our operating expenses. Properties acquired through foreclosure or by deed in lieu of foreclosure are taking longer to sell in the current economy, which increases the Company's expenses for managing, maintaining and insuring real estate owned. If we are unable to sell properties at a price that will cover our expenses as well as the unpaid principal and interest on the loan, the resulting write-downs and losses adversely affect the Company's net income.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets and the interest paid on deposits and other borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, the money supply, and the policies of various governmental and regulatory authorities. While we have taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. We originate loans for sale and for our portfolio. Increasing interest rates may reduce the origination of loans for sale and consequently the fee income we earn on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in nonperforming assets and a reduction of income recognized.

In contrast, decreasing interest rates have the effect of causing clients to refinance mortgage loans faster than anticipated. This causes the value of assets related to the servicing rights on loans sold to be lower than originally anticipated. If this happens, we may need to write down our servicing assets faster, which would accelerate our expense and lower our earnings.

Increasing credit risks could continue to adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or the value of the collateral securing loans will decrease. We attempt to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going assessment of the quality of the credit already extended. However, conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may increase our credit risk. Such changes in the economy may have a negative impact on the ability of borrowers to repay their loans. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of our collateral. In addition, substantial portions of our loans are to individuals and businesses in Ohio where foreclosure rates are among the highest in the nation. Consequently, any further decline in the state's economy could have a materially adverse effect on our financial condition and results of operations.

Over the last three years, United Community has experienced a significant increase in the amount of impaired loans in its construction loan portfolio. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect both the contractual interest payments and the contractual principal payments, as scheduled in the loan agreement. Construction loans generally involve greater underwriting and default risks than loans secured by mortgages on existing properties because construction loans are more difficult to appraise and to monitor. In the event a default on a construction loan occurs and foreclosure follows, we may need to take control of the project and attempt either to arrange for completion of construction or dispose of the unfinished project.

We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.

In our market area, we encounter significant competition from savings and loan associations, banks, credit unions, mortgage banking firms, securities brokerage firms, asset management firms and insurance companies. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide. In order to compete, Home Savings may need to lower interest rates on its products to match interest rates offered by its competition, which could have a negative impact on net interest margin and earnings.

Legislative or regulatory changes or actions could adversely impact the financial services industry.

The financial services industry is extensively regulated. Federal and state banking laws and regulations are primarily intended for the protection of consumers, depositors and the deposit insurance funds, and are not necessarily intended to benefit our shareholders. Changes to laws and regulations or other actions by regulatory agencies may negatively impact us. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Furthermore, there can be no assurance that recent legislation and regulatory initiatives to address difficult market and economic conditions will stabilize the United States banking system and the enactment of these initiatives may significantly affect our financial condition, results of operation, liquidity, or stock price. The significant federal and state banking regulations that affect us are described in this 10-K under the heading "Regulation."

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management's accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management's judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. Two of the most critical estimates are the level of the allowance for loan losses and the valuation of mortgage servicing rights. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not significantly increase the allowance for loan losses, sustain loan losses that are significantly higher than the provided allowance, or recognize a significant provision for the impairment of mortgage servicing rights. Material additions to the allowance for loan losses and any loan losses that exceed our reserves would materially adversely affect our results of operations and financial condition.

We face risks with respect to future expansion.

We may acquire other financial institutions in the future. Also, we may engage in de novo branch expansion or consider and enter into new lines of business or offer new products or services. We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. Also, we may issue equity securities in connection with future acquisitions, which would dilute current shareholders' ownership interests.

If we acquire other businesses, we may not be able to achieve fully the cost savings and synergies that we expect to result from any acquisition. In addition, because the markets in which we operate are highly competitive, we may lose customers or the customers of acquired entities as a result of an acquisition. We also may lose key personnel, either from the acquired entity or from United Community, as a result of an acquisition.

Material breaches in security of our systems may have a significant effect on our business.

United Community collects, processes and stores sensitive customer data by using computer systems and telecommunication networks operated by the Company and its service providers. The Company has security, backup and recovery systems in place and a comprehensive business continuity plan to ensure the systems will not be inoperable. United Community also has security in place to prevent unauthorized access to the system. Third party service providers are required to maintain similar controls. United Community cannot be certain the measures will be successful to prevent a security breach. If such a breach occurs, the Company may lose customers' confidence and, therefore, lose their business.

We may elect or be compelled to seek additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. As we experience loan losses, additional capital may need to be infused. In addition, we may elect to raise additional capital to support our business or to finance acquisitions, if any, or we may otherwise elect or be required to raise additional capital. Our ability to raise additional capital, if needed, will depend on our financial performance, conditions in the capital markets, economic conditions and a number of other factors, many of which are outside our control. Accordingly, there can be no assurance that we can raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, it may have a material adverse effect on our financial condition, results of operations and prospects.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio.

Lending money is a substantial part of our business. However, every loan we make carries a risk of non-payment. This risk is affected by, among other things: cash flow of the borrower and/or the project being financed; in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral; the credit history of a particular borrower; changes in economic and industry conditions; and the duration of the loan.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make significant estimates that affect the financial statements. One of our most critical estimates is the level of the allowance for loan losses. Due to the inherent nature of these estimates, we cannot provide absolute assurance that we will not be required to charge earnings for significant unexpected loan losses.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering general market conditions, credit quality of the loan portfolio, the collateral supporting the loans and performance of customers relative to their financial obligations with us. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control, and these losses may exceed current estimates. We cannot fully predict the amount or timing of losses or whether the loan loss allowance will be adequate in the future.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Home Savings owns its corporate headquarters building located in Youngstown, Ohio. Of Home Savings' 39 branch offices, 32 are owned and the remaining offices are leased. Loan origination offices are leased under long-term lease agreements. The information contained in Note 9 "Premises and Equipment" to the consolidated financial statements is incorporated herein by reference.

Item 3. *Legal Proceedings*

United Community and its subsidiaries are parties to litigation arising in the normal course of business. While it is impossible to determine the ultimate resolution of these contingent matters, management believes any resulting liability would not have a material effect upon United Community's financial statements.

Item 4. *Reserved*

PART II

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

There were 37,804,457 common shares of United Community stock issued and 30,897,825 shares outstanding and held by approximately 10,200 record holders as of February 28, 2010. United Community's common shares are traded on The Nasdaq Stock Market® under the symbol "UCFC". Quarterly stock prices and dividends declared are shown in the following table. Prior period data has been updated to reflect the stock dividend declared in November 2008.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009				
High	$1.59	$2.72	$1.80	$1.80
Low	0.46	0.99	0.80	1.28
Dividends declared and paid	—	—	—	—

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
High	$ 6.70	$ 8.50	$5.84	$ 5.11
Low	4.16	3.62	2.82	0.75
Dividends declared and paid	0.0924	0.0462	—	2.8% stock dividend

Under the terms of the OTS Order, United Community must seek regulatory approval prior to the declaration and payment of any cash dividends. The payment of dividends by United Community is limited also by the ability of Home Savings to pay dividends to United Community, which also requires regulatory approval under the Bank Order. See the discussion of these limits in Note 3 and Note 16 to the Consolidated Financial Statements.

Under the terms of the OTS Order, United Community must seek regulatory approval prior to the repurchase of any shares. United Community did not repurchase any shares during 2009.

Performance Graph

The following graph compares the cumulative total return on United Community's common shares since December 31, 2004, with the total return of an index of companies whose shares are traded on The Nasdaq Stock Market and an index of publicly traded thrift institutions and thrift holding companies. The graph assumes that $100 was invested in United Community shares on December 31, 2004.

United Community Financial Corp
Total Return Performance



United Community Financial Corp.
NASDAQ Composite
SNL Thrift
Index Value
200
150
100
50
0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

Index	Period Ending					
	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
United Community Financial Corp.	100.00	108.66	115.94	54.81	9.41	15.16
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Thrift	100.00	103.53	120.68	72.40	46.07	42.97

Item 6. *Selected Financial Data*

	At December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Selected financial condition data:					
Total assets	$2,338,427	$2,618,073	$2,771,117	$2,703,545	$2,528,850
Cash and cash equivalents	45,074	43,417	33,502	33,711	35,195
Securities:					
Trading, at fair value	—	—	312	559	992
Available for sale, at fair value	281,348	215,731	240,035	233,936	199,047
Loans held for sale	10,497	16,032	87,236	26,960	29,109
Loans, net	1,866,018	2,203,453	2,236,988	2,253,559	2,097,433
Federal Home Loan Bank stock, at cost	26,464	26,464	25,432	25,432	24,006
Cash surrender value of life insurance	26,198	25,090	24,053	23,137	22,260
Assets of discontinued operations	—	5,562	20,314	20,923	40,122
Deposits	1,769,501	1,885,931	1,875,206	1,822,935	1,681,844
Borrowed funds	318,156	462,872	586,786	562,862	528,821
Liabilities of discontinued operations	—	2,388	4,371	4,475	24,948
Total shareholders' equity	219,783	234,923	269,714	281,333	264,735

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Summary of earnings:					
Interest income	$131,863	$152,178	$168,815	$163,763	$133,794
Interest expense	55,949	78,916	96,103	83,953	56,357
Net interest income	75,914	73,262	72,712	79,810	77,437
Provision for loan losses	49,074	25,329	28,750	4,347	3,028
Net interest income after provision for loan losses	26,840	47,933	43,962	75,463	74,409
Non-interest income	13,918	5,784	14,302	13,203	12,184
Non-interest expenses	63,640	94,186	55,640	53,310	53,413
Income (loss) before taxes and discontinued operations	(22,882)	(40,469)	2,624	35,356	33,180
Income tax expense (benefit)	(1,160)	(3,240)	910	12,393	11,234
Net income (loss) before discontinued operations	(21,722)	(37,229)	1,714	22,963	21,946
Discontinued operations					
Net income of Butler Wick Corp., net of tax	4,949	1,950	2,419	1,148	1,251
Net income (loss)	$(16,773)	$(35,279)	$ 4,133	$ 24,111	$ 23,197

	At or for the Year Ended December 31,				
	2009	2008	2007	2006	2005
Selected financial ratios and other data:					
Performance ratios:					
Return on average assets(1)	(0.67)%	(1.30)%	0.15%	0.92%	0.96%
Return on average shareholders' equity(2)	(6.92)	(12.91)	1.44	8.72	8.89
Interest rate spread(3)(4)	2.91	2.53	2.41	2.84	3.19
Net interest margin(3)(5)	3.20	2.87	2.84	3.24	3.49
Non-interest expense to average assets(3)	2.54	2.22	2.04	2.03	2.22
Efficiency ratio(3)(6)	65.60	68.53	62.77	56.68	58.92
Average interest earning assets to average interest bearing liabilities(3)	112.46	110.85	111.59	111.74	111.62
Capital ratios:					
Average equity to average assets	9.68	10.03	10.56	10.53	10.83
Shareholders' equity to assets at year end	9.39	8.97	9.73	10.41	10.47
Home Savings' Tier 1 leverage ratio	8.22	8.20	7.47	7.68	8.36
Home Savings' Tier 1 risk-based capital ratio	11.53	10.80	9.26	9.49	10.08
Home Savings' Total risk-based capital ratio	12.80	12.06	11.88	11.70	10.86
Asset quality ratios:					
Nonperforming loans to loans, net(7)	6.21	4.76	4.41	2.37	1.18
Nonperforming assets to total assets at year end(8)	6.28	5.12	3.94	2.10	1.08
Allowance for loan losses as a percent of loans	2.22	1.61	1.41	0.75	0.74
Allowance for loan losses as a percent of nonperforming loans(7)	36.49	34.29	32.42	31.73	63.29
Texas ratio(9)	56.03	49.52	36.20	19.00	9.75
Total classified assets as a percent of Tier 1 capital	117.77	58.08	71.99	26.64	15.50
Net chargeoffs as a percent of average loans	2.10	0.96	0.60	0.14	0.16
Total 90+ days past due as a percent of total loans, net	5.76	4.53	4.14	2.32	1.16
Number of:					
Loans	42,121	44,195	44,842	46,333	43,630
Deposit accounts	176,010	180,531	187,132	189,588	183,565
Per share data:					
Basic earnings (loss) from continuing operations(10)(11)	$ (0.73)	$ (1.26)	$ 0.06	$ 0.77	$ 0.75
Basic earnings from discontinued operations (10)(11)	0.17	0.06	0.08	0.04	0.04
Basic earnings (loss) (10)(11)	(0.56)	(1.20)	0.14	0.81	0.79
Diluted earnings (loss) from continuing operations(10) (11)	(0.73)	(1.26)	0.06	0.76	0.74
Diluted earnings from discontinued operations(10)(11)	0.17	0.06	0.08	0.04	0.04
Diluted earnings (loss)(10)(11)	(0.56)	(1.20)	0.14	0.80	0.78
Book value(12)	7.11	7.60	8.73	8.83	8.29
Tangible book value(13)	7.09	7.57	7.60	7.95	7.37
Cash dividend per share	0.00	0.1386	0.3697	0.3502	0.3510
Dividend payout ratio(14)	n/a	(12.61)%	271.43%	43.90%	41.25%

(1) Net income (loss) divided by average total assets.

(2) Net income (loss) divided by average total equity.

(3) Ratios have been revised to reflect the impact of discontinued operations. Ratios exclude the effect of goodwill impairment charges recognized.

(4) Difference between weighted average yield on interest earning assets and weighted average cost of interest bearing liabilities.

(5) Net interest income as a percentage of average interest earning assets.

(6) Non-interest expense, excluding the amortization of core deposit intangible and the goodwill impairment charge, divided by the sum of net interest income and non-interest income, excluding gains and losses on securities, other than temporary impairment charges and foreclosed assets.

(7) Nonperforming loans consist of nonaccrual loans, loans past due ninety days and still accruing, and restructured loans.

(8) Nonperforming assets consist of nonperforming loans, real estate acquired in settlement of loans and other repossessed assets.

(9) Nonperforming assets divided by the sum of tangible common equity and the allowance for loan losses

(10) Earnings per share were retroactively adjusted to reflect the effect of a 2.8% stock dividend declared in November 2008.

(11) Net income divided by average number of basic or diluted shares outstanding.

(12) Shareholders' equity divided by the number of shares outstanding.

(13) Shareholders' equity minus goodwill and core deposit intangible divided by the number of shares outstanding.

(14) Historical per share dividends declared and paid for the year divided by the diluted earnings per share for the year.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

United Community Financial Corp. (United Community) was incorporated in the State of Ohio in February 1998 for the purpose of owning all of the outstanding capital stock of The Home Savings and Loan Company of Youngstown, Ohio (Home Savings) issued upon the conversion of Home Savings from a mutual savings association to a permanent capital stock savings association (Conversion). The Conversion was completed on July 8, 1998.

The following discussion and analysis of the financial condition and results of operations of United Community and its subsidiaries should be read in conjunction with the consolidated financial statements, and the notes thereto, included in this Annual Report.

Forward-Looking Statements

Certain statements contained in this report that are not historical facts are forward-looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipate," "plan," "expect," "believe," and similar expressions as they relate to United Community or its management are intended to identify such forward-looking statements. United Community's actual results, performance or achievements may differ materially from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations and rapidly changing technology affecting financial services.

Changes in Financial Condition

Total assets decreased $279.6 million, or 10.7%, from $2.6 billion at December 31, 2008 to $2.3 billion at December 31, 2009. The net change in assets consisted primarily of decreases of $337.4 million in net loans, $5.5 million in net loans held for sale and assets of discontinued operations of $5.6 million relating to the sale of Butler Wick in 2009. These decreases were offset partially by increases of $65.6 million in securities available for sale, $1.7 million in real estate owned and other repossessed assets, and $1.7 million in cash and cash equivalents. Total liabilities decreased $264.5 million, or 11.1%, primarily as a result of decreases of $116.3 million in Federal Home Loan Bank advances, $28.4 million in repurchase agreements and other borrowings, $1.7 million in accrued interest payable and $2.4 million in liabilities of discontinued operations, partially offset by a $20.5 million increase in interest-bearing deposits.

Funds not currently utilized for general corporate purposes are invested in overnight funds and securities. Cash and cash equivalents increased $1.7 million, or 3.8%, to $45.1 million at December 31, 2009, compared to $43.4 million at December 31, 2008.

Available for sale securities increased $65.6 million during 2009 primarily as a result of purchases of securities aggregating $196.3 million offset partially by sales of $73.6 million and paydowns and maturities of $56.2 million. The majority of United Community's available for sale portfolio is held by Home Savings. See Note 5 to the consolidated financial statements for additional information regarding the Company's investment portfolio.

Net loans decreased $337.4 million, or 15.3%, to $1.9 billion at December 31, 2009, compared to $2.2 billion at December 31, 2008. Real estate loans decreased $249.9 million, consumer loans decreased $39.6 million, and commercial loans decreased $41.3 million. The decrease in real estate loans is attributable primarily to the strategic objective of reducing exposure to commercial and residential construction lending. Also affecting the decline was management's decision to sell certain one-to four-family residential mortgage loans aggregating $69.8 million in the fourth quarter of 2009. A gain of $1.8 million was recognized on the loan sale. The sale was considered for several reasons. First, the loans identified for sale in this transaction were 30-year fixed rate loans that had a weighted average coupon of 5.95%. United Community's outlook for interest rates is for long-term interest rates to begin to rise in late 2010 creating decreasing prepayments. In addition, the Federal Reserve Bank has stated that its program to purchase mortgage-backed securities will end by the end of March 2010. The removal of this liquidity may result in spreads widening on mortgages with associated pricing decreasing. Due to a lower interest rate environment, refinance activity accelerated, further contributing to the decline in one-to four-family loans. See Note 6 to the consolidated financial statements for additional information regarding the composition of net loans.

Loans held for sale were $10.5 million at December 31, 2009, compared to $16.0 million at December 31, 2008. The decrease was primarily attributable to the timing of sales during the period. Home Savings sells a portion of newly originated loans into the secondary market as part of its risk management strategy and anticipates continuing to do so in the future. Home Savings no longer purchases other loans to be sold in the secondary market.

For residential real estate lending, customers may borrow up to 80% of the home's appraised value and obtain a second loan or line of credit for up to an additional 15% of the appraised value without having to purchase mortgage insurance. In addition, Home Savings offers a first-time homebuyers product that permits a 95% loan-to-value and has no mortgage insurance requirement. At December 31, 2009, loans to first-time homebuyers with an original loan-to-value of 95% aggregated $29.1 million. Home Savings does not offer products where customers may pay a monthly amount that is less than the interest expense incurred on the loan. Further, Home Savings does not offer loan products where customers may qualify for the loan based on their ability to pay a minimum payment, even though the customers will be required to pay a significantly higher monthly payment in future periods unless the mortgage is prepaid. Interest-only loans are originated for sale only.

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance for loan losses increased lo $42.3 million at December 31, 2009, from $36.0 million at December 31, 2008, an increase of $6.3 million. The allowance for loan losses as a percentage of net loans was 2.22% at December 31, 2009, compared to 1.61% at December 31, 2008. Loan losses are charged against the allowance when the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are added back to the allowance. Management estimates the adequacy of the allowance based on an analysis using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, general economic conditions in the market area and other pertinent factors.

In determining the level of allowance the èntire loan portfolio is segmented into four basic categories: Real Estate Construction, Consumer and Commercial loans. Each of the aforementioned categories are further segmented into various types of loans within that category; each type of loan is then identified as being homogeneous (i.e., loans with similar risk characteristics) or non-homogeneous. A loss factor is then applied to the outstanding loan balances to calculate the required level of allowance for loan losses.

The loss factor discussed above consists of two parts, a quantitative component and a qualitative component. The quantitative component is determined through a historical analysis of all charged-off loans, net of recoveries. The historical losses in each loan category, segmented by risk grade, are quantified and applied to the outstanding balance of that particular loan category by risk grade to identify a historical loss percentage. The second component of the loss factor is qualitative, which is inherently more subjective than the quantitative component. Qualitative factors are essentially determined by the guidance of nine different attributes, as set forth in supervisory guidance, applied to the various loan categories.

The portfolio segmentation process and the use of the loan grading system as defined above helps identify loans to be considered impaired. Specifically, when it is probable the Company will not collect all amounts due (both contractual interest payments and contractual principal payments) as scheduled in the loan agreement and the loan is non-homogeneous in nature, the loan will be considered impaired and a specific reserve will be established.

The increase in the allowance for loan losses in 2009 was primarily a result of the level of allowance assigned to the construction loan portfolio. At December 31, 2009, the allowance assigned to the construction portfolio aggregated $19.0 million an increase of $7.7 million from the previous year. This increase was a result of an increased level of impairment associated with that portfolio due to depressed collateral values securing such loans. See Note 6 to the financial statements for a summary of the allowance for loan losses. The following table summarizes the trend in the allowance for loan losses for 2009.

	Allowance for Loan Losses				
	December 31, 2008	Provision	Recovery	Chargeoff	December 31, 2009
		(In thousands)			
Real Estate Loans					
Permanent					
One-to four-family	$ 4,986	$ 6,310	$109	$ (4,859)	$ 6,546
Multifamily residential	2,344	2,333	3	(2,498)	2,182
Nonresidential	4,870	5,214	5	(4,195)	5,894
Land	585	81	—	—	666
Total	12,785	13,938	117	(11,552)	15,288
Construction Loans					
One-to four-family residential	10,620	20,833	9	(12,675)	18,787
Multifamily and nonresidential	722	(371)	—	(118)	233
Total	11,342	20,462	9	(12,793)	19,020

	Allowance for Loan Losses				
	December 31, 2008	Provision	Recovery	Chargeoff	December 31, 2009
	(In thousands)				
Consumer Loans					
Home Equity	1,386	3,301	2	(2,299)	2,390
Auto	242	231	23	(334)	162
Marine	1,504	(82)	331	(1,052)	701
Recreational vehicle	1,425	1,556	124	(1,713)	1,392
Other	313	386	334	(719)	314
Total	4,870	5,392	814	(6,117)	4,959
Commercial Loans					
Secured	3,355	624	—	(2,895)	1,084
Unsecured	3,610	8,658	3	(10,335)	1,936
Total	6,965	9,282	3	(13,230)	3,020
Total Allowance	$35,962	$49,074	$943	$(43,692)	$42,287

The total outstanding balance of all impaired loans was $118.8 million at December 31, 2009 as compared to $87.2 million at December 31, 2008. The schedule below summarizes impaired loans for 2009 and 2008.

	Impaired Loans		
	December 31, 2009	December 31, 2008	Change
	(In thousands)		
Real Estate Loans			
Permanent			
One-to four-family	$ 18,764	$12,675	$ 6,089
Multifamily residential	7,863	8,724	(861)
Nonresidential	25,686	14,855	10,831
Land	5,160	4,757	403
Total	57,473	41,011	16,462
Construction Loans			
One-to four-family residential	53,666	36,903	16,763
Multifamily and nonresidential	392	816	(424)
Total	54,058	37,719	16,339
Consumer Loans			
Home Equity	2,088	1,657	431
Auto	30	—	30
Marine	1,103	2,614	(1,511)
Recreational vehicle	353	—	353
Other	8	—	8
Total	3,582	4,271	(689)
Commercial Loans			
Secured	3,365	3,496	(131)
Unsecured	327	751	(424)
Total	3,692	4,247	(555)
Total Impaired Loans	$118,805	$87,248	$31,557

A loan is considered a troubled debt restructuring if Home Savings grants a concession to a borrower that would otherwise not be considered based on economic or legal reasons related to the borrowers financial difficulties. The objective of a troubled debt restructuring is to make the best of a bad situation. A troubled debt restructuring may include, but is not necessarily limited to, one or a combination of the following:

- Transfer from the borrower to Home Savings of receivables from third parties, real estate, or other assets to fully or partially satisfy a debt (including a transfer resulting from foreclosure or repossession).
- Issuance or other granting of an equity interest to Home Savings by the borrower to satisfy fully or partially a debt unless the equity interest is granted pursuant to existing terms for converting the debt into an equity interest.
- Modification of terms of a debt, such as one or a combination of:
  - Reduction of the stated interest rate for the remaining original life of the debt.
  - Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk.
  - Reduction of the face amount or maturity amount of the debt as stated in the instrument or other agreement.
  - Reduction of accrued interest.

A debt restructuring is not necessarily a troubled debt restructuring for purposes of this definition even if the borrower is experiencing some financial difficulties. In general, a borrower that can obtain funds from other sources at market interest rates at or near those for non-troubled debt is not involved in a troubled debt restructuring. A troubled debt restructuring is not involved if:

- the fair value of cash, other assets, or an equity interest accepted by Home Savings from a borrower in full satisfaction of its receivable at least equals the recorded investment in the loan;
- the fair value of cash, other assets, or an equity interest transferred by a borrower to Home Savings in full settlement of its loan at least equals the carrying amount of the loan;
- Home Savings reduces the effective interest rate on the loan primarily to reflect a decrease in market interest rates in general or a decrease in the risk so as to maintain a relationship with a borrower that can readily obtain funds from other sources at the current market interest rate; or
- Home Savings issues, in exchange for the original loan, a new marketable loan having an effective interest rate based on its market price that is at or near the current market interest rates of loans with similar maturity dates and stated interest rates issued by other banks.

Included in impaired loans above are certain loans Home Savings considers troubled debt restructurings. The change in troubled debt restructurings for the year ended December 31, 2009 is as follows:

	Troubled Debt Restructurings		
	December 31, 2009	December 31, 2008	Change
		(In thousands)	
Real Estate Loans			
Permanent			
One-to four-family	$ 2,167	$1,015	$ 1,152
Multifamily residential	—	345	(345)
Nonresidential	3,595	95	3,500
Land	1,050	1,057	(7)
Total	6,812	2,512	4,300
Construction Loans			
One-to four-family residential	15,213	—	15,213
Multifamily and nonresidential	—	—	—
Total	15,213	—	15,213
Consumer Loans			
Home Equity	240	249	(9)
Auto	18	23	(5)
Marine	—	373	(373)
Recreational vehicle	—	27	(27)
Other	8	8	—
Total	266	680	(414)
Commercial Loans			
Secured	357	366	(9)
Unsecured	—	—	—
Total	357	366	(9)
Total Impaired Loans	$22,648	$3,558	$19,090

Once a loan has fallen into nonaccrual status, the restructured loan will remain on nonaccrual status for a period of at least six months until the borrower has demonstrated a willingness and ability to make the restructured loan payments. Troubled debt restructured loans that were on nonaccrual status aggregated $5.0 million and $488,000 at December 31, 2009 and 2008, respectively. Such loans are considered nonperforming loans. Troubled debt restructured loans that were accruing according to their terms aggregated $17.6 million and $3.1 million at December 31, 2009 and 2008, respectively.

Nonperforming loans consist of all loans past due 90 days and loans past due less than 90 days and which are on a nonaccrual status. Nonperforming loans increased $11.0 million from $104.9 million at December 31, 2008 to $115.9 million at December 31, 2009. The change occurred primarily in the permanent real estate segments of the portfolio. Of the $115.9 million in nonperforming loans at December 31, 2009, $107.9 million have been evaluated for impairment and have a collateral value of $103.0 million and specific reserves assigned to them in the amount of $4.9 million. The schedule below summarizes the change in nonperforming loans for 2009.

	Nonperforming Loans			
	December 31, 2009	December 31, 2008	Change	2009 Interest Foregone
	(In thousands)			
Real Estate Loans				
Permanent				
One-to four-family	$ 26,766	$ 21,669	$ 5,097	$ 768
Multifamily residential	7,863	8,724	(861)	(436)
Nonresidential	24,091	15,246	8,845	1,042
Land	5,160	4,840	320	417
Total	63,880	50,479	13,401	1,791
Construction Loans				
One-to four-family residential	42,819	43,167	(348)	242
Multifamily and nonresidential	392	816	(424)	(284)
Total	43,211	43,983	(772)	(42)
Consumer Loans				
Home Equity	3,168	2,312	856	110
Auto	148	154	(6)	(1)
Marine	1,103	2,614	(1,511)	(100)
Recreational vehicle	900	756	144	28
Other	64	33	31	2
Total	5,383	5,869	(486)	39
Commercial Loans				
Secured	3,061	3,496	(435)	161
Unsecured	352	1,057	(705)	236
Total	3,413	4,553	(1,140)	397
Total Nonperforming Loans	$115,887	$104,884	$11,003	$2,185

The $5.1 million increase in nonperforming loans secured by one-to four-family properties was primarily a result of overall economic conditions and the increase in the number of loans reported as 90 or more days past due. The increase in nonperforming nonresidential loans was primarily a result of six lending relationships totaling $10.7 million becoming 90 days or more past due during 2009. This was partially offset by Home Savings taking into possession property collateralizing one lending relationship totaling $2.3 million in the fourth quarter of 2009. The decrease in the nonperforming marine loans is primarily due to the collateral for one relationship totaling $1.1 million being taken into possession by Home Savings during the second quarter of 2009.

The Company continues to monitor changes in nonperforming loans due to rapidly changing conditions in the current economic environment. Nonperforming loans at February 28, 2010 were $126.3 million, compared to $115.9 million at December 31, 2009. Real estate owned and other repossessed assets at February 28, 2010 were $33.8 million, compared to $31.0 million at December 31, 2009.

Federal Home Loan Bank stock remained at $26.5 million at December 31, 2009, compared to December 31, 2008. The quarterly dividend payments received by Home Savings from the FHLB were paid in cash in 2009. In the prior year, these dividends were paid by the FHLB in shares of FHLB stock to Home Savings.

Premises and equipment decreased $1.9 million from $25.0 million at December 31, 2008 to $23.1 million at December 31, 2009. The primary cause of this change was a reclassification from premises and equipment to other assets of $714,000 related to Home Savings Findlay, Ohio branch fixed assets. On November 30, 2009, Home Savings entered into an agreement with The Union Bank Company, a wholly-owned subsidiary of United

Bancshares, Inc., for the sale of Home Savings' Findlay, Ohio branch. In the transaction, Union Bank will assume all of the deposit liabilities and buy the related fixed assets of the branch. In addition, Union Bank will acquire approximately $2.0 million in loans associated with the branch. The Board of Directors of both companies approved the transaction. No shareholder approvals are required. The transaction is subject to customary conditions, including regulatory approvals, and is expected to close in the first quarter of 2010. The remainder of the change is attributable to depreciation expense exceeding new fixed assets placed into service in 2009.

Accrued interest receivable decreased $992,000 or 9.8%, to $9.1 million at December 31, 2009, compared to $10.1 million at December 31, 2008. Interest accrued on mortgage loans decreased $830,000 due primarily to an increase of $1.1 million in reserves for uncollected interest on mortgage loans. Interest accrued on installment loans decreased $181,000, due primarily to a decrease in the average balance of that portfolio. Interest accrued on commercial loans decreased $156,000, due primarily to an increase in reserves for uncollected interest on commercial loans of $1.2 million. The increase in the reserves for uncollected interest is affected directly by the increase in loans on nonaccrual status. Interest accrued on securities available for sale increased $176,000 due primarily to timing as to when interest is paid on these securities. As the Bank's plan to reduce loan concentrations, loan delinquencies, and classified assets is carried out in compliance with the Bank Order, the Company expects these reserves for uncollected interest to decrease.

Real estate owned and other repossessed assets increased $1.7 million or 5.8% during the year ended December 31, 2009, as compared to the year ended December 31, 2008. The following table summarizes the activity in real estate owned and other repossessed assets during the year.

	Real Estate Owned	Repossessed Assets	Total
		(In thousands)	
Balance at December 31, 2008	$ 27,437	$ 1,821	$ 29,258
Acquisitions	18,838	3,755	22,593
Sales	(10,822)	(4,954)	(15,776)
Change in valuation allowance	(5,113)	—	(5,113)
Balance at December 31, 2009	$ 30,340	$ 622	$ 30,962

The following table depicts the type of property secured in the satisfaction of loans and the valuation allowance associated with each type:

	Balance	Valuation Allowance	Net Balance
		(In thousands)	
Real estate owned			
One-to four-family	$ 3,709	$ (156)	$ 3,553
Multifamily residential	10,515	(2,601)	7,914
Nonresidential	6,001	(842)	5,159
One-to four-family residential construction	17,726	(4,268)	13,458
Land	256	—	256
Total real estate owned	38,207	(7,867)	30,340
Repossessed assets			
Auto	54	—	54
Marine	230	—	230
Recreational vehicle	338	—	338
Total repossessed assets	622	—	622
Total real estate owned and other repossessed assets	$38,829	$(7,867)	$30,962

Property acquired in the settlement of loans is recorded at the lower of (a) the loan's acquisition balance less cost to sell or (b) the fair market value of the property secured. Appraisals are obtained at least annually or when the

Company believes there is sufficient evidence to suggest deterioration in an asset's value. Based on current appraisals, a valuation allowance may be established to properly reflect the asset at fair market value. The increase in the valuation allowance on property acquired in relation to one-to four-family residential construction loans was due to the decline in market value of those properties. Home Savings has engaged experienced professionals to sell all real estate owned and other repossessed assets in a timely manner.

Home Savings has an investment in bank-owned life insurance, which provides insurance on the lives of certain employees where Home Savings is the beneficiary. Bank-owned life insurance provides a long-term asset to offset long-term benefit obligations, while generating competitive investment yields. Home Savings recognized $1.1 million as other non-interest income based on the cash value of the policies in 2009 and $943,000 in 2008. The increase in the cash value of the policies is tax exempt as long as the policies are not cashed in, and any death benefit proceeds received by Home Savings are tax-free.

Assets of discontinued operations of Butler Wick decreased because of the completion of the sale of Butler Wick Trust to Farmers National Banc Corp. for $12.1 million on March 31, 2009. Refer to Note 4 for further discussion on discontinued operations.

Other assets increased $1.9 million during 2009. The increase in other assets is primarily attributable to an increase in deferred mortgage servicing rights of $2.5 million. Deferred mortgage servicing rights increased as a result of the aforementioned sale of $69.8 million of one-to four-family loans that closed in December 2009. The loans were sold to a third party with servicing retained by Home Savings.

Included in other assets is a net deferred tax asset approximating $3.7 million at December 31, 2009, compared to $7.4 million at December 31, 2008. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

When determining the amount of net deferred tax assets that are more likely than not to be realized, United Community conducts a regular assessment of all available evidence, both positive and negative. This evidence includes, but is not limited to, taxable income in prior periods, projected future income, projected future reversals of deferred tax items and the effects of tax law changes. Based on these criteria, and in particular fourth quarter activity surrounding the provision for loan losses, United Community determined that it was necessary to establish a valuation allowance against the deferred tax asset of $7.6 million at December 31, 2009. The determination was made after the Company's fourth quarter 2009 loss put it into a three-year cumulative loss position, the threshold after which there is a rebuttable presumption that a Company should no longer rely solely on projected future income in determining whether the deferred tax asset is more likely than not to be realized. A net deferred tax asset of $3.7 million remains after the valuation allowance, representing the amount remaining available for carry back throughout 2010. United Community will continue to monitor its deferred tax position and increase or decrease the valuation allowance, either up or down, as available evidence changes. If such is the case, additional tax expense would need to be recognized and the remaining deferred tax asset appropriately reduced. In order for United Community to realize the benefit of the deferred tax asset, United Community will have to generate sufficient net taxable income to absorb the remaining deferred tax asset.

Total deposits decreased $116.4 million to $1.8 billion at December 31, 2009, compared to December 31, 2008. The change is primarily as a result of a decrease in certificates of deposit of $185.3 million offset partially by increases in savings accounts of $21.3 million and in checking accounts of $29.6 million. The change in certificates of deposit is attributable to a decline in retail certificates of deposit of $55.2 million and a decrease in brokered certificates of deposit of $130.1 million. In the third quarter of 2008, Home Savings utilized the services of an investment broker to attract brokered certificates of deposit. These deposits were utilized to temporarily enhance the Company's liquidity at the time Home Savings entered into the Bank Order. Pursuant to the Bank Order, Home Savings cannot obtain additional brokered certificates of deposit without prior consent of the FDIC and the Ohio Division. Management continually evaluates many variables when pricing deposits, including cash requirements, liquidity targets, asset growth rates, the liability mix and interest rate risk. Brokered deposits at December 31, 2009, were $15.0 million and mature in 2010. The Company does not intend to pursue additional brokered deposits in the near term.

Funds needed in excess of deposit growth are borrowed in the normal course of business. Home Savings has an established credit relationship with the Federal Home Loan Bank of Cincinnati under which Home Savings can borrow up to $492.3 million. Of the total borrowing capacity at the Federal Home Loan Bank, Home Savings had outstanding advances of $221.3 million at December 31, 2009, which is a decrease of $116.3 million compared to December 31, 2008. These borrowings are collateralized primarily by one-to four-family residential mortgage loans.

Repurchase agreements used for general corporate purposes have decreased $28.4 million to $96.8 million at December 31, 2009. Repurchase agreements and other borrowings decreased as the Company paid off $20.0 million in higher-cost repurchase agreements in exchange for additional collateral on the remaining repurchase agreements. The Company also paid in full a line of credit, of which $6.9 million had been outstanding at December 31, 2008. Securities sold under agreements to repurchase are secured primarily by mortgage-backed securities with a fair value of approximately $125.7 million at December 31, 2009 and $131.5 million at December 31, 2008. Securities sold under agreements to repurchase are typically held by the brokerage firm in a wholesale transaction and by an independent third party when they are for retail customers. At maturity, the securities underlying the agreements are returned to United Community.

United Community had a Credit Agreement with JP Morgan Chase Bank, N.A. (JP Morgan) which provided United Community with a line of credit of up to $40.0 million. At December 31, 2008, $6.9 million remained outstanding on this line of credit. The line of credit was paid-off in full on March 31, 2009.

The OTS Order requires United Community to obtain regulatory approval prior to incurring debt or increasing its debt position. As of December 31, 2009, United Community had no debt outstanding, and United Community does not intend to seek approval to borrow additional funds in the near term.

The management of United Community and Home Savings believe that they have taken all necessary steps to comply with the OTS Order and the Bank Order; however, some provisions require ongoing monitoring and testing.

Accrued interest payable decreased during 2009 as a result of a net decrease in deposits and borrowings mentioned above.

Shareholders' equity decreased $15.1 million at December 31, 2009, compared to December 31, 2008. The change was primarily attributable to the net loss of $16.8 million for the year. Partially offsetting the net loss for the year was a $475,000 change in other comprehensive income, due to an increase in unrealized gains on available for sale securities during the year ended December 31, 2009. Book value per share and tangible book value per share were $7.11 and $7.09, respectively, as of December 31, 2009. Book value per share and tangible book value per share were $7.60 and $7.57, respectively, as of December 31, 2008.

Comparison of Operating Results for the Years Ended December 31, 2009 and December 31, 2008

Net Loss — Net loss for the year ended December 31, 2009 was $16.8 million, compared to a net loss of $35.3 million for the year ended December 31, 2008. This change was due primarily to increases in net interest income and noninterest income and a decline in noninterest expenses offset partially by increased loan loss provision expenses in 2009.

Net Interest Income — Net interest income for the year ended December 31, 2009, was $75.9 million compared to $73.3 million for 2008. The decline in interest expenses more than offset the decline in interest income during 2009 compared to 2008, due mainly to declines in interest paid on deposits of $14.3 million and interest paid on FHLB advances of $6.6 million. The reduction in total assets in 2009 allowed the Company to further reduce its debt and use lower cost funds.

Interest income decreased $20.3 million in 2009 primarily due to decreases in interest earned on net loans of $18.4 million, securities available for sale of $2.2 million, and dividends received on shares of FHLB stock of $137,000. The change in interest earned on loans was a result of a decrease of $199.0 million in the average balance of outstanding loans. The Company's construction and commercial loan portfolios declined due to the strategic objective of reducing concentrations in these portfolios. Furthermore, due to a lower interest rate environment, refinance activity accelerated in the first half of 2009. The result of this acceleration was a decline in the portfolio of one-to four-family loans, as existing loans in the portfolio were refinanced and a majority of the newly originated loans were sold into the secondary market. United Community also experienced a decrease in the yield on net loans of 31 basis points. Lower interest was recognized on available for sale securities because the average balance of available for sale securities decreased $10.3 million and the yield on these assets decreased 64 basis points.

Total interest expense decreased $23.0 million for the year ended December 31, 2009, compared to the year ended December 31, 2008. The change was primarily due to reductions of $14.3 million in interest paid on deposits, $6.6 million in interest paid on Federal Home Loan Bank advances and $2.2 million in interest paid on repurchase agreements and other borrowings. The overall decrease in interest expense is attributable to a decline in the average balances of interest bearing checking accounts of $44.7 million, as well as a reduction of 110 basis points in the cost of those liabilities, and a decline in the average balance of certificates of deposit of $57.4 million, as well as a decline in the cost of certificates of deposit of 61 basis points. These declines were offset partially by an increase in the average balance of savings accounts of $14.9 million, along with an increase in the cost of those deposits of three basis points.

The primary cause of the decrease in interest expense on Federal Home Loan Bank advances was a $70.0 million decrease in the average balance of those funds, as well as a rate decrease on those borrowings of 138 basis points in 2009 compared to 2008. The rate on short-term advances from the Federal Home Loan Bank has decreased due to the Federal Reserve's action to keep the Federal Funds rate low over the past year. The decrease in interest expense on repurchase agreements and other borrowings was due primarily to a decrease in average balances of $39.6 million and a decline in the rate paid on these borrowings of 41 basis points.

Provision for Loan Losses — The provision for loan losses was $49.1 million for the year ended December 31, 2009, compared to $25.3 million for the year ended December 31, 2008, an increase of $23.7 million, or 93.7%. Management's analysis of the loan portfolio led to provisions of $13.9 million related to the permanent real estate portfolio, $20.5 million related to the construction loan portfolio, $5.4 million related to the consumer loan portfolio and $9.3 million related to the commercial portfolio. Net loan chargeoffs for the year ended December 31, 2009 were $42.7 million, compared to $21.4 million for the year ended December 31, 2008. The allowance for loan losses totaled $42.3 million at December 31, 2009, which was 2.22% of net loans and 36.49% of nonperforming loans, compared to $36.0 million at December 31, 2008, which was 1.61% of net loans and 34.29% of nonperforming loans.

Non-interest Income — Non-interest income increased $8.1 million, or 140.6%, to $13.9 million for the year ended December 31, 2009, from $5.8 million for the year ended December 31, 2008. The change occurred primarily because of lower other-than-temporary impairment charges on securities available for sale, higher gains recognized on the sale of loans, and higher mortgage loan servicing fee income. United Community tests its investment portfolio for impairment on a recurring basis. Based on the available information, an impairment charge is taken if it a security is trading below its cost for an extended period of time and the likelihood of recovery is uncertain. Based on these assessments, an other-than-temporary impairment charge of $4.9 million was recognized in 2008 on a Fannie Mae auction rate pass through trust security that had a cost of $5.0 million. Additional charges related to this security aggregated $26,000 in 2009. Equity securities of certain financial institutions owned by United Community were included in the assessment. In 2008, an impairment charge was recognized on these securities of $1.1 million. Additional charges recognized in 2009 were $752,000.

Gains on loans sold increased during the year ended December 31, 2009, as compared to December 31, 2008. In December 2009, United Community sold approximately $68.9 million in select one-to four-family mortgage loans and recognized a gain of $1.8 million. A similar loan sale did not occur in 2008. Accelerated loan refinance activity in the first half of 2009 also contributed to the increase.

In December 2008, Home Savings recorded a valuation allowance on mortgage servicing rights of $2.2 million. This valuation allowance decreased service fees and other charges earned in 2008. During 2009, an additional valuation allowance was not required.

Partially offsetting the increase in non-interest income was an increase in losses recognized on the disposal of real estate owned and other repossessed assets. The increase in losses recognized is primarily the result of Home Savings' recognition of fair market value adjustments on real estate owned of $7.9 million in 2009. If property values in areas where Home Savings owns foreclosed property continue to decline, the Company may need to recognize additional fair market value adjustments in the future.

Non-interest Expense — Total non-interest expense decreased $30.5 million for the year ended December 31, 2009, compared to the year ended December 31, 2008. The change is primarily due to a decrease in goodwill impairment charges, and a decline in salary and employee benefit expenses of $2.1 million. Partially offsetting the aforementioned decreases were increased Federal deposit insurance premiums of $4.1 million, due largely to a special assessment of $1.2 million imposed by the FDIC in the second quarter of 2009, as well as the enforcement actions of the OTS, the FDIC, and the Ohio Division. Also contributing to the partial offset was a $652,000 increase in expenses required to maintain real estate owned and other repossessed assets during 2009 as compared to 2008. After Home Savings takes possession of property in satisfaction of nonperforming loans, repairs, routine maintenance, utilities and real estate taxes are expensed as incurred in order to maintain the properties in saleable condition. Expenses to maintain other real estate owned are expected to continue to increase in 2010 due to the increase in the number of properties acquired by Home Savings in resolving nonperforming loans, as well as legal expenses and other collection expenses associated with Home Savings' nonperforming loans. Federal deposit insurance premiums are expected to aggregate $5.7 million in 2010, based in part on the enforcement actions and recent legislation.

Federal Income Taxes — For the year ended December 31, 2009, United Community recorded a $1.2 million benefit for income taxes as a result of a net pretax loss of $22.9 million. The benefit recorded was net of a $7.6 million valuation allowance on a deferred tax asset, as previously mentioned. Refer to Note 15 for additional disclosure on these expenses.

Discontinued Operations — Net income recognized on the discontinued operations of Butler Wick increased $3.0 million from $2.0 million for the year ended December 31, 2008 to $4.9 million for the year ended December 31, 2009. The primary cause of the change is the successful completion of the sale of Butler Wick Trust in 2009, in which a $7.9 million gain on that sale was recognized. In 2008, the Company sold Butler Wick & Co., Inc. and recognized a gain of $3.3 million.

Comparison of Operating Results for the Years Ended December 31, 2008 and December 31, 2007

Net Income — Net loss for the year ended December 31, 2008 was $35.3 million, compared to net income of $4.1 million for the year ended December 31, 2007. This change was due primarily to impairment charges recognized on goodwill of $33.6 million and other-than-temporary impairment charges recognized on securities available for sale of $6.1 million. Similar impairment charges were not required in 2007.

Net Interest Income — Net interest income for the year ended December 31, 2008, was $73.3 million compared to $72.7 million for 2007. The decline in interest expenses more than offset the decline in interest income during 2008 as compared to 2007. Interest expenses decreased in 2008 compared to 2007, due mainly to declines in interest paid on FHLB advances of $9.1 million and interest paid on deposits of $7.8 million. In keeping with the reduction in total assets in 2008, the Company was able to reduce its debt and utilize lower cost funds.

Interest income decreased $16.6 million in 2008 primarily due to decreases in interest earned on net loans of $17.7 million, loans held for sale of $448,000, and dividends received on shares of FHLB stock of $317,000. The change in interest earned on loans was a result of a decrease of $37.2 million in the average balance of outstanding loans, due in part to the sale of $76.5 million of mortgage loans in February 2008, as well as a decrease of 68 basis points in the yield earned on these assets. Interest earned on available for sale securities increased and partially offset the decline in interest earned on loans. The average balance of available for sale securities increased $33.3 million and the yield on these assets increased eight basis points.

Provision for Loan Losses — The provision for loan losses was $25.3 million for the year ended December 31, 2008, compared to $28.8 million for the year ended December 31, 2007, a decrease of $3.4 million. Management's analysis of the loan portfolio led to increased provisions of $9.3 million related to the permanent real estate portfolio, $8.0 million related to the construction loan portfolio, $2.8 million related to the consumer loan portfolio and $5.3 million related to the commercial portfolio. Net loan chargeoffs for the year ended December 31, 2008 were $21.4 million, compared to $13.7 million for the year ended December 31, 2007. The allowance for loan losses totaled $36.0 million at December 31, 2008, which was 1.61% of net loans and 33.7% of nonperforming loans, compared to $32.0 million at December 31, 2007, which was 1.41% of net loans and 31.7% of nonperforming loans.

Non-interest Income — Non-interest income decreased $8.5 million, or 59.6%, to $5.8 million for the year ended December 31, 2008, from $14.3 million for the year ended December 31, 2007. Other-than-temporary impairment charges to the Company's Fannie Mae auction rate pass through trust security and a write-down of the Company's equity investments in the common shares of three financial institutions of $6.1 million were recognized in 2008. Similar charges were not required in 2007. Also contributing to the decrease was Home Savings' recognition of increased losses on real estate owned and other assets acquired in the settlement of loans, the write-down of mortgage servicing rights and the valuation of the loans held for sale portfolio.

Non-interest Expense — Non-interest expenses rose $38.5 million during the year ended December 31, 2008, compared to 2007, primarily as a result of goodwill impairment charges of $33.6 million recognized in 2008. Refer to Note 10 for a discussion of goodwill. Also, increased consulting fees and FDIC insurance premiums related to the enforcement actions of the OTS, FDIC and the Ohio Division have caused non-interest expenses to rise. Additionally, fees incurred within our real estate owned and other repossessed assets portfolio have increased as Home Savings incurred additional expenses related to the payment of real estate taxes, repairs and general maintenance on property in northern and central Ohio acquired in the settlement of construction and commercial loans.

Federal Income Taxes — During the year ended December 31, 2008, United Community recorded a $3.2 million benefit for income taxes as a result of lower pretax income earned in 2008 compared to 2007. Refer to Note 15 for a further discussion on these expenses.

Discontinued Operations — Net income recognized on the discontinued operations of Butler Wick decreased $469,000 from $2.4 million for the year ended December 31, 2007 to $2.0 million for the year ended December 31, 2008. The primary cause of the change is an increase in salary expenses related to compensation expense to employees of Butler Wick resulting from the completion of the sale of a Butler Wick & Co., a securities broker/dealer subsidiary, to Stifel Financial Corp., on December 31, 2008. Butler Wick also earned lower net interest income and lower service fees during the year ended December 31, 2008 as compared to the year ended December 31, 2007. Partially offsetting these increases was the gain recognized on the sale of Butler Wick and Co., Inc. of $3.3 million. Refer to Note 4 for a further discussion of discontinued operations.

Critical Accounting Policies and Estimates

The accounting and reporting policies of United Community comply with accounting principles generally accepted within the United States of America and conform to general practices within the financial services industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments.

The most significant accounting policies followed by United Community are presented in Note 1 to the consolidated financial statements. Accounting and reporting policies for the allowance for loan losses, mortgage servicing rights and other-than-temporary impairment are deemed critical since they involve the use of estimates and require significant management judgments. Application of assumptions different than those used by management could result in material changes in United Community's financial position or results of operations.

Allowance for loan losses. The allowance for loan losses is an amount that management believes will be adequate to absorb probable incurred losses in existing loans taking into consideration such factors as past loss experience, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, collateral values securing loans, and current economic conditions that affect the borrower's ability to pay. Determination of the allowance inherently is subjective due to the aforementioned reasons. Loan losses are charged off against the allowance when management believes that the full collectability of the loan is unlikely. Recoveries of amounts previously charged off are credited to the allowance.

In compliance with the Bank Order, Home Savings maintains a well documented methodology for maintaining an allowance for loan losses that is compliant with all interagency guidance. The documentation of the adequacy of the allowance for loan losses is reviewed by the board of directors on a quarterly basis.

The allowance is based on management's evaluation of homogeneous groups of loans (single-family residential mortgage loans and all consumer credit except marine loans) to which loss factors have been applied, as well as an evaluation of individual credits (multi-family, nonresidential mortgage loans, marine loans and commercial loans) based on internal risk ratings, collateral and other unique characteristics of each loan.

Management believes that it uses the best information available to determine the adequacy of the allowance for loan losses. However, future adjustments to the allowance may be necessary and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations.

Mortgage servicing rights. The cost of mortgage loans sold or securitized is allocated between the mortgage servicing rights and the mortgage loans based on the relative fair values of each. The fair value of the mortgage servicing rights is determined by using a discounted cash flow model, which estimates the present value of the future net cash flows of the servicing portfolio, about which management must make assumptions considering future expectations based on various factors, such as servicing costs, expected prepayment speeds and discount rates.

Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Management periodically evaluates mortgage servicing rights for impairment by stratifying the loans by original maturity, interest rate and loan type. Impairment is measured by estimating the fair value of each pool, taking into consideration the estimated level of prepayments based upon current industry expectations. An impairment allowance is recorded for a pool when, and in an amount which, its fair value is less than its carrying value.

The value of mortgage servicing rights is subject to prepayment risk. Future expected net cash flows from servicing a loan will not be realized if the loan pays off earlier than anticipated. Since most of these loans do not contain prepayment penalties, United Community receives no economic benefit if the loan pays off earlier than anticipated.

Goodwill. For acquisitions, we are required to record the assets acquired, including identified intangible assets, and the liabilities assumed at their fair value. These often involve estimates based on third-party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, inflation, asset growth rates, or other relevant factors. In addition, the determination of the useful lives intangible assets will be amortized is subjective. Under GAAP, goodwill and indefinite-lived assets recorded must be reviewed for impairment on an annual basis, as well as on an interim basis if events or changes indicate that the asset might be impaired. An impairment loss must be recognized for any excess of carrying value over fair value of the goodwill or the indefinite-lived intangible asset. The determination of fair values is based on internal valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors.

Changes in these factors, as well as downturns in economic or business conditions, could have a significant adverse impact on the carrying values of goodwill or intangible assets and could result in impairment losses affecting the financials of United Community as a whole and the individual lines of business in which the goodwill or intangibles reside.

Income taxes. We are subject to the income tax laws of the United States, its states and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. We review income tax expense and the carrying value of deferred tax assets quarterly, and as new information becomes available, the balances are adjusted as appropriate. On January 1, 2007, we adopted guidance to account for uncertain tax positions. This guidance prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. See Note 15 to the Consolidated Financial Statements for a further description of our provision and related income tax assets and liabilities.

In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

Although management believes that the judgments and estimates used are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Other-than-temporary impairment. Securities are written down to fair value when a decline in fair value is other-than-temporary. Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

Yields Earned and Rates Paid

The following table sets forth certain information relating to United Community's average balance sheet and reflects the average yield on interest earning assets and the average cost of interest bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest earning assets or interest bearing liabilities, respectively, for the periods presented. Average balances are derived from daily balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. Loan fees are included in interest income. The average balance for securities available for sale is computed using the carrying value, and the average yield on securities available for sale has been computed using the historical amortized cost average balance.

	Year Ended December 31,								
	2009			2008			2007		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)								
Interest earning assets:									
Net loans(1)	$2,032,669	$118,122	5.81%	$2,231,692	$136,556	6.12%	$2,268,914	$154,252	6.80%
Loans held for sale	26,898	1,006	3.74	9,674	466	4.82	18,781	914	4.87
Securities:									
Trading	—	—	—	184	3	1.63	482	26	5.39
Available for sale	266,121	11,455	4.30	276,396	13,652	4.94	243,059	11,818	4.86
Federal Home Loan Bank stock	26,464	1,223	4.62	25,878	1,360	5.26	25,432	1,677	6.59
Other interest earning assets	20,634	57	0.28	13,135	141	1.07	2,247	128	5.70
Total interest earning assets	$2,372,786	$131,863	5.56%	$2,556,959	$152,178	5.95%	$2,558,915	$168,815	6.60%
Assets of discontinued operations	1,034			22,965			22,225		
Non-interest earning assets	131,881			144,096			141,154		
Total assets	$2,505,701			$2,724,020			$2,722,294		
Interest bearing liabilities:									
Deposits:									
Checking accounts	$ 382,076	$ 4,297	1.12%	$ 426,790	$ 9,475	2.22%	$ 397,290	$ 13,907	3.50%
Savings accounts	194,957	933	0.48	180,010	811	0.45	185,949	769	0.41
Certificates of deposit	1,112,042	40,755	3.66	1,169,403	49,953	4.27	1,125,117	53,376	4.74
Federal Home Loan Bank advances	314,237	5,797	1.84	384,260	12,358	3.22	448,714	21,493	4.79
Repurchase agreements and other	106,631	4,167	3.91	146,233	6,319	4.32	136,135	6,558	4.82
Total interest bearing liabilities	$2,109,943	$ 55,949	2.65%	$2,306,696	$ 78,916	3.42%	$2,293,205	$ 96,103	4.19%
Liabilities of discontinued operations	1,770			8,290			4,710		
Non-interest bearing liabilities	151,437			135,861			136,858		
Total liabilities	$2,263,150			$2,450,847			$2,434,773		
Shareholders' equity	242,551			273,173			287,521		
Total liabilities and equity	$2,505,701			$2,724,020			$2,722,294		
Net interest income and interest rate spread		$ 75,914	2.91%		$ 73,262	2.53%		$ 72,712	2.41%
Net interest margin			3.20%			2.87%			2.84%
Average interest earning assets to average interest bearing liabilities			112.46%			110.85%			111.59%

(1) Nonaccrual loans are included in the average balance.

The table below describes the extent to which changes in interest rates and changes in volume of interest earning assets and interest bearing liabilities have affected United Community's interest income and interest expense during the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior period rate), (ii) changes in rate (change in rate multiplied by prior period volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated in proportion to the changes due to volume and rate:

	Year Ended December 31,					
	2009 vs. 2008			2008 vs. 2007		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(Dollars in thousands)					
Interest earning assets:						
Loans	$ (6,648)	$(11,786)	$(18,434)	$(15,201)	$(2,495)	$(17,696)
Loans held for sale	(78)	618	540	(9)	(439)	(448)
Securities:						
Trading	(2)	(1)	(3)	(12)	(11)	(23)
Available for sale	(1,704)	(493)	(2,197)	191	1,643	1,834
Federal Home Loan Bank stock	(169)	32	(137)	(347)	30	(317)
Other interest earning assets	(363)	279	(84)	(3)	16	13
Total interest earning assets	$ (8,964)	$(11,351)	$(20,315)	$(15,381)	$(1,256)	$(16,637)
Interest bearing liabilities:						
Checking accounts	$ (4,271)	$ (907)	$ (5,178)	$ (5,561)	$ 1,129	$ (4,432)
Savings accounts	52	70	122	65	(23)	42
Certificates of deposit	(6,837)	(2,361)	(9,198)	(5,661)	2,238	(3,423)
Federal Home Loan Bank advances	(4,597)	(1,964)	(6,561)	(6,356)	(2,779)	(9,135)
Repurchase agreements and other	(562)	(1,590)	(2,152)	(854)	615	(239)
Total interest bearing liabilities	$(16,215)	$ (6,752)	$(22,967)	$(18,367)	$ 1,180	$(17,187)
Change in net interest income			$ 2,652			$ 550

Contractual Obligations, Commitments, Contingent Liabilities and Off-balance Sheet Arrangements

The following table presents, as of December 31, 2009, United Community's significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further detail of the nature of each obligation is included in the referenced note to the consolidated financial statements.

		Payments Due In				
	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
		(Dollars in thousands)				
Operating leases	9	$ 528	$ 1,171	$ 542	$ 1,981	$ 4,222
Deposits without a stated maturity	11	729,512	—	—	—	729,512
Certificates of deposit	11	637,275	357,022	45,692	—	1,039,989
Federal Home Loan Bank advances	12	153,118	7,161	10,702	50,342	221,323
Repurchase agreements and other borrowings	13	6,833	—	—	90,000	96,833

Discussion of loan commitments is included in Note 6 to the consolidated financial statements. In addition, United Community has commitments under benefit plans as described in Note 18 to the consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Qualitative Aspects of Market Risk. The principal market risk affecting United Community is interest rate risk. United Community is subject to interest rate risk to the extent that its interest earning assets reprice differently than its interest bearing liabilities. Interest rate risk is defined as the sensitivity of United Community's earnings and net asset values to changes in interest rates. As part of its efforts to monitor and manage the interest rate risk, the Board of Directors of Home Savings has adopted an interest rate risk policy that requires the Home Savings Board to review quarterly reports related to interest rate risk and annually set exposure limits for Home Savings as a guide to management in setting and implementing day to day operating strategies.

Quantitative Aspects of Market Risk. As part of its interest rate risk analysis, Home Savings uses the "net portfolio value" (NPV) and net interest income methodology. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest earning and other assets and outgoing cash flows on interest bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV and net interest income that would result from various levels of theoretical basis point changes in market interest rates.

Home Savings uses an NPV and earnings simulation model prepared internally as its primary method to identify and manage its interest rate risk profile. The model is based on actual cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on future volumes and the prepayment rate of applicable financial instruments. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates also are incorporated into the model. These assumptions inherently are uncertain and, as a result, the model cannot measure precisely NPV or net interest income or precisely predict the impact of fluctuations in interest rates on net interest rate changes as well as changes in market conditions and management strategies.

Presented below are analyses of Home Savings' interest rate risk as measured by changes in NPV and net interest income for instantaneous and sustained parallel shifts of 100 basis point increments in market interest rates. As noted, for the year ended December 31, 2009, the percentage changes fall within the policy limits set by the Board of Directors of Home Savings as the minimum NPV ratio and the maximum change in interest income the Home Savings Board deems advisable in the event of various changes in interest rates. See the table below for Board adopted policy limits.

	Year Ended December 31, 2009					
	NPV as % of Portfolio Value of Assets			Next 12 Months Net Interest Income		
Change in Rates (Basis Points)	NPV Ratio	Internal Policy Limitations	Change in %	$ Change	Internal Policy Limitations	% Change
			(Dollars in thousands)			
+300	8.19%	6.00%	(1.76)%	$(4,414)	(15.00)%	(5.67)%
+200	9.31	7.00	(0.64)	(2,125)	(10.00)	(2.73)
+100	10.03	7.00	0.08	(640)	(5.00)	(0.82)
Static	9.95	7.00	—	—	—	—

Due to a low interest rate environment, it was not possible to calculate results for a drop in interest rates.

	Year Ended December 31, 2008					
	NPV as % of Portfolio Value of Assets			Next 12 Months Net Interest Income		
Change in Rates (Basis Points)	NPV Ratio	Internal Policy Limitations	Change in %	$ Change	Internal Policy Limitations	% Change
			(Dollars in thousands)			
+300	7.37%	5.00%	(1.38)%	$(1,879)	(15.00)%	(2.48)%
+200	8.35	6.00	(0.40)	(734)	(10.00)	(0.97)
+100	8.99	6.00	0.24	60	(5.00)	0.08
Static	8.75	7.00	—	—	—	—

As with any method of measuring interest rate risk, certain shortcomings are inherent in the above approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and early withdrawal levels from certificates of deposit may deviate significantly from those assumed in making risk calculations.

Potential Impact of Changes in Interest Rates

Home Savings' profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and securities and interest expense on deposits and borrowings. Like most financial institutions, Home Savings' short-term interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Accordingly, Home Savings' earnings could be adversely affected during a continued period of rising interest rates.

Liquidity and Capital

United Community's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Net income (loss)	$ (16,773)	$ (35,279)	$ 4,133
Adjustments to reconcile net income to net cash from operating activities	62,892	63,802	46,074
Net cash from operating activities	46,119	28,523	50,207
Net cash from investing activities	216,699	96,692	(106,616)
Net cash from financing activities	(261,161)	(115,300)	56,200
Net change in cash and cash equivalents	1,657	9,915	(209)
Cash and cash equivalents at beginning of year	43,417	33,502	33,711
Cash and cash equivalents at end of year	$ 45,074	$ 43,417	$ 33,502

The principal sources of funds for United Community are deposits, loan repayments, maturities of securities, borrowings from financial institutions, repurchase agreements, and other funds provided by operations. Home Savings also has the ability to borrow from the Federal Home Loan Bank. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions, and competition. Investments in liquid assets maintained by United Community and Home Savings are based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets, and (4) objectives of the asset and liability management program. At December 31, 2009, approximately $637.3 million of Home Savings' certificates of deposit are expected to mature within one year. Based on past experience and Home Savings' prevailing pricing strategies, management believes that a substantial percentage of such certificates will be renewed with Home Savings at maturity, although there can be no assurance that this will occur.

Home Savings' Asset/Liability Committee (ALCO) is responsible for establishing and monitoring liquidity guidelines, policies and procedures. ALCO uses a variety of methods to monitor the liquidity position of Home Savings including a liquidity analysis which measures potential sources and uses of funds over future time periods out to one year. ALCO also performs contingency funding analyses to determine Home Savings' ability to meet potential liquidity needs under stress scenarios that cover varying time horizons ranging from immediate to long-term.

United Community's liquidity remained strong in 2009 due primarily to declines on loan volume along with decreases in outstanding balances on Federal Home Loan Bank advances and repurchase agreements and other borrowings. At December 31, 2009, UCFC had total on-hand liquidity, defined as cash and cash equivalents, unencumbered securities and additional FHLB borrowing capacity, of $471.7 million.

On April 30, 2007, United Community announced that its Board of Directors had approved the purchase of up to 2,000,000 treasury shares to be made in the open market or in negotiated transactions from time to time, depending on market conditions. United Community acquired no shares in 2009 and 2008 under this program. United Community acquired 950,243 common shares for $9.7 million, during the year ended December 31, 2007. As of December 31, 2009, United Community had remaining authorization to repurchase 1,477,804 shares under the current repurchase program but the OTS Order prohibits United Community from repurchasing shares without prior OTS approval.

Home Savings is required by federal regulations to meet certain minimum capital requirements. Minimum regulatory capital requirements call for tangible capital of 1.5% of average tangible assets; Tier 1 capital of 4.0% of average total assets (the Tier 1 Leverage Ratio) and total risk-based capital (which for Home Savings consists of Tier 1 capital and a portion of the allowance for loan losses) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% as defined by law and regulation depending on their relative risk). The Bank Order requires Home Savings to maintain a Tier 1 Leverage Ratio at a minimum of 8.0% and a total risk-based capital ratio of no less than 12.0%. At December 31, 2009, Home Savings' Tier 1 capital was 8.22% and its total risk-based capital was 12.80%. Because of the consent to the Bank Order, Home Savings is deemed 'adequately capitalized' for regulatory capital purposes. Refer to Note 3 of the Consolidated Financial Statements for a complete discussion of the limitations of the regulatory enforcement actions.

The following table summarizes Home Savings' regulatory capital requirements and actual capital at December 31, 2009.

	Actual Capital		Minimum Requirement		Excess of Actual Capital over Minimum Requirement		Applicable Asset Base
	Amount	Percent	Amount	Percent	Amount	Percent	Total
	(Dollars in thousands)						
Tangible capital	$198,610	8.22%	$ 36,247	1.50%	$162,363	6.72%	$2,416,444(1)
Tier 1 capital (leverage)	198,610	8.22	96,658	4.00	101,952	4.22	2,416,444(2)
Risk-based capital	220,394	12.80	137,783	8.00	82,611	4.80	1,722,286(3)

(1) Average tangible assets for the quarter ended December 31, 2009

(2) Average total assets for leverage capital purposes for the quarter ended December 31, 2009

(3) Total risk-weighted assets as of December 31, 2009

The following table summarizes Home Savings' regulatory capital requirements pursuant to the Bank Order compared to actual capital at December 31, 2009.

	Actual Capital		Minimum Requirement		Excess of Actual Capital over Minimum Requirement		Applicable Asset Base
	Amount	Percent	Amount	Percent	Amount	Percent	Total
	(Dollars in thousands)						
Tier 1 capital (leverage)	$198,610	8.22%	$193,316	8.00%	$ 5,294	0.22%	$2,416,444(1)
Risk-based capital	220,394	12.80	206,674	12.00	13,720	0.80	1,722,286(2)

(1) Average tangible assets for the quarter ended December 31, 2009

(2) Total risk-weighted assets as of December 31, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
	(Dollars in thousands)	
ASSETS		
Cash and deposits with banks	$ 22,330	$ 21,745
Federal funds sold	22,744	21,672
Total cash and cash equivalents	45,074	43,417
Securities:		
Available for sale, at fair value	281,348	215,731
Loans held for sale	10,497	16,032
Loans, net of allowance for loan losses of $42,287 and $35,962	1,866,018	2,203,453
Federal Home Loan Bank stock, at cost	26,464	26,464
Premises and equipment, net	23,139	25,015
Accrued interest receivable	9,090	10,082
Real estate owned and other repossessed assets	30,962	29,258
Core deposit intangible	661	884
Cash surrender value of life insurance	26,198	25,090
Assets of discontinued operations — Butler Wick Corp.	—	5,562
Other assets	18,976	17,085
Total assets	$2,338,427	$2,618,073
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Non-interest bearing	$ 126,779	$ 106,255
Interest bearing	1,642,722	1,779,676
Total deposits	1,769,501	1,885,931
Borrowed funds:		
Federal Home Loan Bank advances	221,323	337,603
Repurchase agreements and other	96,833	125,269
Total borrowed funds	318,156	462,872
Advance payments by borrowers for taxes and insurance	19,791	19,806
Accrued interest payable	1,421	3,077
Liabilities of discontinued operations — Butler Wick Corp.	—	2,388
Accrued expenses and other liabilities	9,775	9,076
Total liabilities	2,118,644	2,383,150
Commitments and contingent liabilities (Note 6 and Note 14)	—	—
Shareholders' Equity		
Preferred stock-no par value; 1,000,000 shares authorized and unissued	—	—
Common stock — no par value; 499,000,000 shares authorized; 37,804,457 shares issued	145,775	146,439
Retained earnings	148,674	165,447
Accumulated other comprehensive income	4,110	3,635
Unearned employee stock ownership plan shares	(5,821)	(7,643)
Treasury stock, at cost, 6,906,632 shares	(72,955)	(72,955)
Total shareholders' equity	219,783	234,923
Total liabilities and shareholders' equity	$2,338,427	$2,618,073

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2009	2008	2007
	(In thousands, except per share data)		
Interest income			
Loans	$118,122	$136,556	$154,252
Loans held for sale	1,006	466	914
Securities:			
Trading	—	3	26
Available for sale	11,455	13,652	11,818
Federal Home Loan Bank stock dividends	1,223	1,360	1,677
Other interest earning assets	57	141	128
Total interest income	131,863	152,178	168,815
Interest expense			
Deposits	45,985	60,239	68,052
Federal Home Loan Bank advances	5,797	12,358	21,493
Repurchase agreements and other	4,167	6,319	6,558
Total interest expense	55,949	78,916	96,103
Net interest income	75,914	73,262	72,712
Provision for loan losses	49,074	25,329	28,750
Net interest income after provision for loan losses	26,840	47,933	43,962
Non-interest income			
Non-deposit investment income	1,424	1,624	1,429
Service fees and other charges	8,531	6,177	7,707
Net gains (losses):			
Securities available for sale	1,863	1,936	(21)
Other-than-temporary loss on equity securities			
Total impairment loss	(778)	(6,087)	—
Loss recognized in other comprehensive income	—	—	—
Net impairment loss recognized in earnings	(778)	(6,087)	—
Trading securities	—	(38)	31
Mortgage banking income	6,164	2,809	2,624
Real estate owned and other repossessed assets	(7,918)	(4,770)	(1,061)
Other income	4,632	4,133	3,593
Total non-interest income	13,918	5,784	14,302
Non-interest expense			
Salaries and employee benefits	30,493	32,570	33,128
Goodwill impairment charge	—	33,593	—
Occupancy	3,669	3,731	3,443
Equipment and data processing	6,525	6,814	6,502
Franchise tax	2,083	2,122	2,102
Advertising	1,136	964	1,206
Amortization of core deposit intangible	223	285	365
Deposit insurance premiums	7,304	3,233	215
Professional fees	3,520	3,400	2,505
Real estate owned and other repossessed asset expenses	2,713	2,061	720
Other expenses	5,974	5,413	5,454
Total non-interest expense	63,640	94,186	55,640
Income (loss) before income taxes and discontinued operations	(22,882)	(40,469)	2,624
Income tax expense (benefit)	(1,160)	(3,240)	910
Net income (loss) before discontinued operations	(21,722)	(37,229)	1,714
Discontinued operations			
Net income of Butler Wick Corp., net of tax	4,949	1,950	2,419
Net income (loss)	$(16,773)	$(35,279)	$ 4,133
Earnings (loss) per share			
Basic-continuing operations	$ (0.73)	$ (1.26)	$ 0.06
Basic-discontinued operations	0.17	0.06	0.08
Basic	(0.56)	(1.20)	0.14
Diluted-continuing operations	(0.73)	(1.26)	0.06
Diluted-discontinued operations	0.17	0.06	0.08
Diluted	(0.56)	(1.20)	0.14

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Plan Shares	Treasury Stock	Total
			(In thousands, except per share data)				
Balance December 31, 2006	30,977	$145,834	$220,527	$(1,296)	$(11,287)	$(72,445)	$281,333
Comprehensive income:							
Net income	—	—	4,133	—	—	—	4,133
Other comprehensive income	—	—	—	1,957	—	—	1,957
Comprehensive income							6,090
Shares allocated to ESOP participants	—	837	—	—	1,822	—	2,659
Purchase of treasury stock	(950)	—	—	—	—	(9,709)	(9,709)
Exercise of stock options	25	12	(86)	—	—	262	188
Cash dividends paid, $0.3697 per share	—	—	(10,847)	—	—	—	(10,847)
Balance December 31, 2007	30,052	146,683	213,727	661	(9,465)	(81,892)	269,714
Comprehensive income:							
Net loss	—	—	(35,279)	—	—	—	(35,279)
Other comprehensive income	—	—	—	2,974	—	—	2,974
Comprehensive loss							(32,305)
Shares allocated to ESOP participants	—	(394)	—	—	1,822	—	1,428
Stock based compensation	—	150	—	—	—	—	150
Stock dividends paid	846	—	(8,937)	—	—	8,937	—
Cash dividends paid, $0.1386 per share	—	—	(4,064)	—	—	—	(4,064)
Balance December 31, 2008	30,898	146,439	165,447	3,635	(7,643)	(72,955)	234,923
Comprehensive income:							
Net loss	—	—	(16,773)	—	—	—	(16,773)
Other comprehensive income	—	—	—	475	—	—	475
Comprehensive loss							(16,298)
Shares allocated to ESOP participants	—	(786)	—	—	1,822	—	1,036
Stock based compensation	—	122	—	—	—	—	122
Balance December 31, 2009	30,898	$145,775	$148,674	$ 4,110	$ (5,821)	$(72,955)	$219,783

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Cash Flows from Operating Activities			
Net income (loss)	$ (16,773)	$ (35,279)	$ 4,133
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	49,074	25,329	28,750
Net gains on loans	(6,164)	(2,809)	(2,624)
Net losses on real estate owned and other repossessed assets	7,918	4,763	1,053
Net losses on other assets	(17)	(1,891)	(14)
Other than temporary impairment of securities available for sale	778	6,087	—
Amortization of premiums and accretion of discounts	2,710	5,312	3,334
Depreciation and amortization	2,148	2,532	2,778
Federal Home Loan Bank stock dividends	—	(1,032)	—
Decrease in interest receivable	992	2,905	689
(Decrease) increase in interest payable	(1,656)	(4,760)	4,996
Decrease (increase) in net deferred tax assets	3,795	401	(6,723)
(Increase) decrease in prepaid and other assets	(6,822)	(3,744)	5,427
Increase (decrease) in other liabilities	142	(1,797)	(13,700)
Decrease in trading securities	—	274	289
Stock based compensation	122	150	—
Goodwill impairment charges	—	33,593	—
Net principal disbursed on loans originated for sale	(344,121)	(160,276)	(205,994)
Proceeds from sale of loans sold	357,906	156,553	224,632
ESOP compensation	1,036	1,428	2,659
Operating cash flows from discontinued operations	(4,949)	784	522
Net cash from operating activities	46,119	28,523	50,207
Cash Flows from Investing Activities			
Proceeds from principal repayments and maturities of:			
Securities available for sale	56,199	50,569	56,982
Proceeds from sale of:			
Securities available for sale	73,630	139,938	16,899
Real estate owned and other repossessed assets	13,570	12,917	6,035
Loans transferred from portfolio to held for sale	69,621	77,736	—
Purchases of:			
Securities available for sale	(196,295)	(167,141)	(77,641)
Principal disbursed on loans, net of repayments	197,152	58,371	80,922
Loans purchased	(4,365)	(86,758)	(184,892)
Purchases of premises and equipment	(936)	(925)	(4,903)
Investing cash flows from discontinued operations	8,123	11,985	(18)
Net cash from investing activities	216,699	96,692	(106,616)
Cash Flows from Financing Activities			
Net increase (decrease) in checking, savings and money market accounts	68,837	(43,969)	35,824
Net (decrease) increase in certificates of deposit	(185,267)	54,694	16,450
Net (decrease) increase in advance payments by borrowers for taxes and insurance	(15)	1,953	381
Proceeds from Federal Home Loan Bank advances	737,800	718,900	737,953
Repayment of Federal Home Loan Bank advances	(854,080)	(818,550)	(765,953)
Net change in repurchase agreements and other borrowings	(28,436)	(24,264)	51,925
Cash dividends paid	—	(4,064)	(10,847)
Proceeds from exercise of stock options	—	—	176
Purchase of treasury stock	—	—	(9,709)
Net cash from financing activities	(261,161)	(115,300)	56,200
Change in cash and cash equivalents	1,657	9,915	(209)
Cash and cash equivalents, beginning of year	43,417	33,502	33,711
Cash and cash equivalents, end of year	$ 45,074	$ 43,417	$ 33,502

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of United Community Financial Corp. (United Community), a unitary savings and loan holding company and The Home Savings and Loan Company of Youngstown, Ohio (Home Savings), an Ohio chartered savings bank, conform to U.S. generally accepted accounting principles and prevailing practices within the banking and thrift industries. A summary of the more significant accounting policies follows.

Nature of Operations

United Community was incorporated under Ohio law in February 1998 by Home Savings in connection with the conversion of Home Savings from an Ohio mutual savings and loan association to an Ohio capital stock savings and loan association (Conversion). Upon consummation of the Conversion on July 8, 1998, United Community became the unitary savings and loan holding company for Home Savings. The business of Home Savings is providing consumer and business banking service to its market area in Ohio and western Pennsylvania. At the end of 2009, Home Savings was doing business through 39 full-service banking branches and six loan production offices. Loans and deposits are primarily generated from the areas where banking branches are located. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the market area. Home Savings derives its income predominantly from interest on loans, securities, and to a lesser extent, non-interest income. Home Savings' principal expenses are interest paid on deposits, Federal Home Loan Bank advances, and normal operating costs. Consistent with internal reporting, Home Savings' operations are reported in one operating segment, which is banking services.

On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), the parent company for two wholly owned subsidiaries: Butler Wick & Co., Inc. and Butler Wick Trust Company. On December 31, 2008, the Company completed the sale of Butler Wick & Co., Inc., to Stifel Financial Corp. for $12.0 million. On March 31, 2009, the Company completed the sale of Butler Wick Trust for $12.1 million. As a result, Butler Wick has been reported as a discontinued operation and consolidated financial statement information for all periods presented has been reclassified to reflect this presentation.

Basis of Presentation

The consolidated financial statements include the accounts of United Community and its subsidiaries. All material inter-company transactions have been eliminated. Certain prior period data has been reclassified to conform to current period presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair value of financial instruments, fair value of servicing rights, fair value of other real estate owned and other repossessed assets, realizability of deferred tax assets, and status of contingencies are particularly subject to change.

Securities

Securities are classified as available for sale or trading upon their acquisition. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at estimated fair value with the unrealized holding gain or loss reported in other comprehensive income, net of tax. Securities classified as trading are held principally for resale in the near term and are recorded at fair market value with any changes in fair value included in income. Quoted market prices are used to determine the fair value of trading securities. Restricted securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount on debt securities. Premiums or discounts are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and are based on the amortized cost of the individual security sold.

Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

Loans Held for Sale

Loans held for sale primarily consist of residential mortgage loans originated for sale and other loans which have been identified for sale. These loans are carried at the lower of cost or fair value, determined in the aggregate. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are sold with either servicing rights retained or servicing released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the outstanding principal balance, net of purchase premiums or discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is both well secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to nonaccrual status in accordance with the Company's policy, typically after 90 days of non-payment.

All interest accrued but not received for a loan placed on nonaccrual is reversed against interest income. Nonaccrual loans are comprised principally of loans 90 days past due as well as certain loans which are less than 90 days past due, but where serious doubt exists as to the ability of the borrowers to comply with the repayment terms. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when future payments are reasonably assured.

Concentration of Credit Risk

Most of the Company's business activity is with customers located within Home Savings' market area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in Northeast Ohio.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required based on an analysis using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated collateral values, general economic conditions in the market area and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the facts and circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Impairment of troubled debt restructurings is measured by the present value of estimated future cash flows using the loan's effective rate at inception.

Servicing Assets

Servicing assets are recognized as separate assets when rights are acquired through purchase or sale of financial assets. Servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying assets.

Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as original maturity, interest rate and loan type. Impairment is recognized through a valuation allowance for an individual tranche. If United Community later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Buildings and related components are depreciated and amortized using the straight-line method over the useful lives, generally ranging from 20 years to 40 years (or term of the lease, if shorter) of the related assets. Furniture and fixtures are depreciated using the straight-line method with useful lives ranging from three to five years.

Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Real Estate Owned and Other Repossessed Assets

Real estate owned, including property acquired in settlement of foreclosed loans, is carried at the lower of cost or fair value less estimated cost to sell after foreclosure, establishing a new cost basis. If fair value declines after acquisition, a valuation allowance is recorded through expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the properties are charged to expense. Other repossessed assets are carried at the lower of cost or estimated fair value less estimated cost to sell after acquisition.

Goodwill and Core Deposit Intangible

Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. United Community has no goodwill recorded as of December 31, 2009 or December 31, 2008.

Core deposit intangible assets arose from whole bank acquisitions. They were initially measured at fair value and are being amortized on an accelerated method over their estimated useful lives.

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest rate on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in mortgage banking income on the Consolidated Statements of Income.

Cash Surrender Value of Life Insurance

Life insurance is carried on the lives of certain employees where Home Savings is the beneficiary. Life insurance is recorded at its cash surrender value, or the amount currently realizable. Increases in the Home Savings' policy cash surrender value are tax exempt and death benefit proceeds received by Home Savings are tax-free. Income from these policies and changes in the cash surrender value are recorded in other income.

401(k) Savings Plan

Employee 401(k) and profit sharing plan expense is the amount of matching contributions and administrative costs to administer the plan.

Postretirement Benefit Plans

In addition to Home Savings' retirement plans, Home Savings sponsors a defined benefit health care plan that was curtailed in 2000 to provide postretirement medical benefits for employees who worked 20 years and attained a minimum age of 60 by September 1, 2000, while in service with Home Savings. The plan is unfunded and, as such, has no assets. Furthermore, the plan is contributory and contains minor cost-sharing features such as deductibles and coinsurance. In addition, postretirement life insurance coverage is provided for employees who were participants prior to December 10, 1976. The life insurance plan is non-contributory. Home Savings' policy is to pay premiums monthly, with no pre-funding. The benefit obligation is measured annually by a third-party actuary.

Long-term Assets

Premises and equipment and other long — term assets are reviewed for impairment when events indicate their carrying amounts may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Fees

Loan origination fees received for loans, net of direct origination costs, are deferred and amortized to interest income over the contractual lives of the loans using the level yield method. Fees received for loan commitments that are expected to be drawn, based on Home Savings' experience with similar commitments, are deferred and amortized over the lives of the loans using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis. Unamortized deferred loan fees or costs related to loans paid off are included in income. Unamortized net fees or costs on loans sold are included in the basis of the loans in calculating gains and losses. Amortization of net deferred fees is discontinued for loans that are deemed to be nonperforming.

Stock Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption of this guidance had no effect on United Community's financial statements.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Employee Stock Ownership Plan

The cost of shares issued to the Employee Stock Ownership Plan (ESOP), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Stock Dividends

Stock dividends paid using treasury shares are reported by reducing retained earnings and treasury shares by the fair value of the shares issued. The difference between fair value and cost of treasury shares issued is also reflected as a transfer to or from retained earnings and treasury shares. There are no dividends paid on fractional shares. Earnings per share is affected by the change in the number of shares outstanding. All prior period share and per share disclosures have been adjusted to reflect the payment of a stock dividend declared in November 2008.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. Pursuant to the Bank Order and OTS Order discussed in Notes 3 and 16, Home Savings must obtain regulatory approval prior to paying dividends to United Community and United Community must obtain regulatory approval prior to paying dividends to its shareholders.

Earnings Per Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock dividends through the date of issuance of the financial statements.

Statements of Cash Flows

For purposes of the statement of cash flows, United Community considers all highly liquid investments with a term of three months or less to be cash equivalents. Net cash flows are reported for loan and deposit transactions, trading securities, margin accounts, short-term borrowings and advance payments by borrowers for taxes and insurance.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See further discussion at Note 14.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Comprehensive Income

Comprehensive income consists of net income and unrealized gains and losses on securities available for sale and changes in unrealized gains and losses on postretirement liabilities, which are also recognized as separate components of equity.

Off Balance Sheet Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

New Accounting Standards

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of this new guidance did not have a material impact on United Community's financial statements.

In December 2007, the FASB issued guidance that establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The guidance is effective for fiscal years beginning on or after December 15, 2008. The adoption of this guidance had no impact on United Community's financial statements.

In December 2007, the FASB issued guidance that changes the accounting and reporting for minority interests, which is recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheet. The guidance was effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. The adoption of this guidance had no impact on United Community's financial statements.

In March 2008, the FASB issued guidance that amends and expands the disclosure requirements for derivative instruments and hedging activities. The guidance requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. The guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this guidance had no impact on United Community's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. The adoption of this guidance had no impact on United Community's financial statements.

In June 2009, the FASB replaced *The Hierarchy of Generally Accepted Accounting Principles* with the *FASB Accounting Standards Codification* ™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009. The adoption of this guidance had no impact on United Community's financial statements.

In June 2008, the FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This guidance was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. The adoption of this guidance had no impact on United Community's financial statements.

In December 2008, the FASB issued guidance on an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. The guidance also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions of the FSP are not required for earlier periods that are presented for comparative purposes. The new disclosures have been presented in the notes to the consolidated financial statements. The adoption of this guidance had no impact on United Community's financial statements.

In April 2009, the FASB amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The guidance requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance had no impact on United Community's financial statements.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. The adoption of this guidance had an immaterial impact on United Community's financial statements.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. The adoption of this guidance had an immaterial impact on United Community's financial statements.

Newly Issued But Not Yet Effective Accounting Standards

In June 2009, the FASB amended previous guidance relating to transfers of financial assets and eliminated the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. The disclosure provisions were also amended and apply to transfers that occurred both before and after the effective date of this guidance. The effect of adopting this new guidance is not expected to be material.

In June 2009, the FASB amended guidance for consolidation of variable interest entity guidance by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Additional disclosures about an enterprise's involvement in variable interest entities are also required. This guidance is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The effect of adopting this new guidance is not expected to be material.

In September 2009, the FASB issued guidance with respect to how entities calculate net asset value per share or "NAV" of investments considered "alternative investments", such as hedge funds, private equity funds, or funds of funds. This guidance provides a practical expedient for measuring the fair value of investments in a limited number of entities that calculate NAV. This guidance provides enhanced disclosure requirements and is effective for a reporting entity's first annual reporting period beginning after December 15, 2009. Early application is permitted in financial statements that have not yet been issued. The Company did not adopt early application of this guidance. The effect of adopting this new guidance is not expected to be material.

Operating Segments

Internal financial information is primarily reported and aggregated in one line of business, which is banking services. As a result of the sales of Butler Wick & Co., Inc., and Butler Wick Trust Company, Butler Wick Corp. has been reported as a discontinued operation and consolidated financial statement information for all periods presented has been reclassified to reflect this presentation.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

2. CASH AND CASH EQUIVALENTS

Federal Reserve Board regulations require depository institutions to maintain certain non-interest bearing reserve balances. These reserves, which consisted of vault cash at Home Savings, totaled approximately $11.2 million and $12.7 million at December 31, 2009 and 2008, respectively.

3. REGULATORY ENFORCEMENT ACTION

On August 8, 2008, the board of directors of United Community approved a Stipulation and Consent to Issuance of Order to Cease and Desist (OTS Order) with the Office of Thrift Supervision (OTS). Simultaneously, the board of directors of Home Savings approved a Stipulation and Consent to the Issuance of an Order to Cease and Desist (Bank Order) with the Federal Deposit Insurance Corporation (FDIC) and the Division of Financial Institutions of the Ohio Department of Commerce (Ohio Division). Although United Community and Home Savings have agreed to the issuance of the OTS Order and the Bank Order, respectively, neither has admitted or denied any allegations of unsafe or unsound banking practices, or any legal or regulatory violations. No monetary penalties were assessed by the OTS, the FDIC, or the Ohio Division.

The OTS Order requires United Community to obtain OTS approval prior to: (i) incurring or increasing its debt position; (ii) repurchasing any United Community stock; or (iii) paying any dividends. The OTS Order also requires United Community to develop a debt reduction plan and submit the plan to the OTS for approval.

The Bank Order requires Home Savings, within specified timeframes, to take or refrain from certain actions, including: (i) retaining a bank consultant to assess Home Savings management needs and submitting a management plan that identifies officer positions needed, identifies and establishes board and internal operating committees, evaluates Home Savings' senior officers, and provides for the hiring of any additional personnel; (ii) seeking regulatory approval prior to adding any individuals to the board of directors or employing any individual as a senior executive officer of Home Savings; (iii) not extending additional credit to classified borrowers; (iv) establishing a compliant Allowance for Loan and Lease Loss methodology; (v) enhancing its risk management policies and procedures; (vi) adopting and implementing plans to reduce its classified assets and delinquent loans, and to reduce loan concentrations in nonowner-occupied commercial real estate and construction, land development, and land loans; (vii) establishing board of directors committees to evaluate and approve certain loans and oversee Home Savings' compliance with the Bank Order; (viii) revising its loan policy and enhancing its underwriting and credit administration functions; (ix) developing a strategic plan and budget and profit plan; (x) correcting all violations of laws, rules, and regulations and implementing procedures to ensure future compliance; (xi) increasing its Tier 1 leverage ratio to 8.0% and its total risk-based capital ratio to 12.0% by December 31, 2008; and (xii) seeking regulatory approval prior to declaring or paying any cash dividend. At December 31, 2009, Home Savings' Tier 1 leverage ratio was 8.22% and its total risk-based capital ratio was 12.80%. Because of the consent to the Bank Order, Home Savings is deemed 'adequately capitalized' for regulatory capital purposes.

4. DISCONTINUED OPERATIONS

On August 12, 1999, United Community acquired Butler Wick Corp. (Butler Wick), the parent company for two wholly owned subsidiaries: Butler Wick & Co., Inc. and Butler Wick Trust Company. On December 31, 2008, the Company completed the sale of Butler Wick & Co., Inc., to Stifel Financial Corp. for $12.0 million. On March 31, 2009, the Company completed the sale of Butler Wick Trust to Farmers National Banc Corp. for $12.1 million. In October 2009, the Company dissolved Butler Wick. As a result, Butler Wick has been reported as a discontinued operation and consolidated financial statement information for all periods presented has been reclassified to reflect this presentation.

Major classes of assets and liabilities included in the consolidated balance sheet are as follows:

	December 31, 2008 (In thousands)
Assets	
Cash and deposits with banks	$1,126
Total cash and cash equivalents	1,126
Securities:	
Trading	—
Available for sale	3,337
Premises and equipment, net	86
Accrued interest receivable	29
Other assets	984
Total assets	$5,562
Liabilities and Shareholder's Equity	
Accrued expenses and other liabilities	$2,388
Total liabilities	2,388
Total shareholder's equity	3,174
Total liabilities and shareholder's equity	$5,562

Butler Wick's results of operations for the years ended December 31, 2009, 2008 and 2007 are as follows:

	December 31,		
	2009	2008	2007
	(In thousands)		
Income			
Interest income	$ 32	$ 813	$ 1,135
Brokerage commissions	—	25,667	24,963
Service fees and other charges	1,287	5,876	6,349
Underwriting and investment banking	—	1,151	764
Gain on the sale of Butler Wick subsidiaries	7,904	3,317	—
Other income	—	117	521
Total income	9,223	36,941	33,732
Expenses			
Interest expense on borrowings	—	243	345
Salaries and employee benefits	1,198	25,772	22,841
Occupancy expenses	68	1,553	1,403
Equipment and data processing	84	2,508	2,515
Other expenses	258	3,798	2,929
Total expenses	1,608	33,874	30,033
Income before tax	7,615	3,067	3,699
Income tax	2,666	1,117	1,280
Net income	$4,949	$ 1,950	$ 2,419

5. SECURITIES

The components of securities are as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available for Sale				
U.S. Treasury and government sponsored entities' securities	$ 48,717	$ 313	$(108)	$ 48,922
Equity securities	472	236	—	708
Mortgage-related securities: residential	226,182	5,536	—	231,718
Total	$275,371	$6,085	$(108)	$281,348

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Available for Sale				
U.S. Treasury and government sponsored entities' securities	$ 26,305	$ 865	$ —	$ 27,170
Equity securities	1,251	70	(411)	910
Mortgage-related securities: residential	183,231	4,527	(107)	187,651
Total	$210,787	$5,462	$(518)	$215,731

Debt securities available for sale by contractual maturity, repricing or expected call date are shown below:

	December 31, 2009	
	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 499	$ 514
Due after one year through five years	40,071	39,988
Due after five years through ten years	8,147	8,420
Mortgage-related securities	226,182	231,718
Total	$274,899	$280,640

Since equity securities do not have a contractual maturity, they are excluded from the table above.

Proceeds, gross realized gains, losses and impairment charges of available for sale securities were as follows:

	2009	2008	2007
	(In thousands)		
Proceeds	$73,630	$139,938	$16,899
Gross gains	1,863	1,936	96
Gross losses	—	—	(117)
Impairment charges	(778)	(6,087)	—

The tax benefit (provision) related to net realized gains and losses was $(380,000), $1.5 million, and $7,000, respectively.

Home Savings holds in its available-for-sale securities portfolio a Fannie Mae auction rate pass through trust security with a cost basis of $5.0 million. This security represents an interest in a trust that is collateralized with Fannie Mae non-cumulative preferred stock. The market value of the security held by the Company declined following the September 7, 2008 announcement of the appointment of a conservator for Fannie Mae. Because the effects of the conservatorship may trigger the redemption provisions of the trust, UCFC management determined it was necessary for the Company to recognize a write-down of $4.9 million in 2008, and an additional $26,000 was recognized in the first quarter of 2009. In addition, a write-down of the Company's equity investment in the common shares of select financial institutions of $1.1 million was recognized in 2008 and an additional write-down of these securities of $752,000 occurred in 2009. These shares have traded below the Company's cost basis for an extended period and a forecasted recovery was unable to be determined.

Securities pledged for the Company's investment in VISA stock were approximately $1.2 million and $2.0 million at December 31, 2009 and 2008, respectively. Securities pledged for deposits of public funds were approximately $1.8 million and $2.1 million at December 31, 2009 and 2008, respectively. See further discussion regarding pledged securities in Note 13.

United Community had no investments classified as trading securities as of December 31, 2009 and 2008, respectively.

Securities available for sale in a continuous unrealized loss position are as follows at December 31, 2009:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(In thousands)			
Description of securities:						
U.S. Treasury and government sponsored entities	$27,898	$(108)	$—	$—	$27,898	$(108)
Equity securities	—	—	—	—	—	—
Mortgage-related securities: residential	6	—	—	—	6	—
Total temporarily impaired securities	$27,905	$(108)	$—	$—	$27,905	$(108)

Securities available for sale in an unrealized loss position are as follows at December 31, 2008:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
			(In thousands)			
Description of securities:						
U.S. Treasury and government sponsored entities	$ —	$ —	$ —	$ —	$ —	$ —
Equity securities	282	(411)	—	—	282	(411)
Mortgage-related securities: residential	2,765	(69)	1,026	(38)	3,791	(107)
Total temporarily impaired securities	$3,047	$(480)	$1,026	$(38)	$4,073	$(518)

All of the government sponsored entities and mortgage related securities that are temporarily impaired at December 31, 2009, are impaired due to the current level of interest rates. All of these securities continue to pay on schedule and management expects to receive all principal and interest owed on the securities. The equity securities that are temporarily impaired at December 31, 2009, are all well capitalized financial institutions and each exhibit a low to moderate level of nonperforming assets.

6. LOANS

Portfolio loans consist of the following:

	December 31, 2009	December 31, 2008
	(In thousands)	
Real Estate:		
One-to four-family residential	$ 773,831	$ 909,567
Multi-family residential	150,480	187,711
Nonresidential	397,895	375,463
Land	23,502	23,517
Construction:		
One-to four-family residential and land development	178,095	255,355
Multi-family and nonresidential	13,741	35,797
Total real estate	1,537,544	1,787,410
Consumer	309,202	348,834
Commercial	60,217	101,489
Total loans	1,906,963	2,237,733
Less:		
Allowance for loan losses	42,287	35,962
Deferred loan costs, net	(1,342)	(1,682)
Total	40,945	34,280
Loans, net	$1,866,018	$2,203,453

The Bank Order required Home Savings to adopt and implement plans to reduce loan concentrations in nonowner-occupied commercial real estate loans and in construction, land development, and land loans. A concentration reduction plan was implemented in the third quarter of 2008. The concentration reduction plan included sharply reducing the origination of new construction, land, and land development loans, as well as loans secured by commercial real estate. The Company has also reduced the level of construction loans purchased from another financial institution.

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments extend over various periods of time with the majority of such commitments disbursed within a sixty-day period. Commitments generally have fixed expiration dates or other termination clauses, may require payment of a fee and may expire unused. Commitments to extend credit at fixed rates expose Home Savings to some degree of interest rate risk. Home Savings evaluates each customer's creditworthiness on a case-by-case basis. The type or amount of collateral obtained varies and is based on management's credit evaluation of the potential borrower. Home Savings normally has a number of outstanding commitments to extend credit.

	December 31, 2009		December 31, 2008	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(In thousands)			
Commitments to make loans	$51,625	$ 2,535	$63,362	$ 11,999
Undisbursed loans in process	3,838	48,372	7,746	129,828
Unused lines of credit	64,619	51,766	80,101	61,196

Terms of the commitments in both years extend up to six months, but are generally less than two months. The fixed rate loan commitments have interest rates ranging from 3.875% to 18% and maturities ranging from three months to thirty years. Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These mortgage banking derivatives are not designated in hedge relationships. At year-end 2009, the Company had approximately $30.9 million of interest rate lock commitments and $19.8 million of forward commitments for the future delivery of residential mortgage loans. At year-end 2008, the Company had approximately $40.8 million of interest rate lock commitments and $66.9 million of forward commitments for the future delivery of residential mortgage loans. The fair value of these mortgage banking derivatives was not material at year end 2009 or 2008.

At December 31, 2009 and 2008, there were $1.0 million and $2.9 million, respectively, of outstanding standby letters of credit. These are issued to guarantee the performance of a customer to a third party. Standby letters of credit are generally contingent upon the failure of the customer to perform according to the terms of an underlying contract with the third party.

At December 31, 2009 and 2008, there was $41.1 million and $41.2 million in outstanding commitments to fund the OverdraftPrivledge™ Program at Home Savings. With OverdraftPrivledge™, Home Savings pays non-sufficient funds (NSF) checks and fees on checking accounts up to a preapproved limit.

Changes in the allowance for loan losses are as follows:

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Balance, beginning of year	$ 35,962	$ 32,006	$ 16,955
Provision for loan losses	49,074	25,329	28,750
Amounts charged off	(43,692)	(22,088)	(14,220)
Recoveries	943	715	521
Balance, end of year	$ 42,287	$ 35,962	$ 32,006

Nonaccrual loans, including some troubled debt restructured loans, were $112.2 million, $98.3 million, and $97.5 million at December 31, 2009, 2008 and 2007, respectively. Restructured loans were $22.6 million, $3.6 million and $3.1 million at December 31, 2009, 2008 and 2007. Loans that are greater than ninety days past due and still accruing were $3.7 million at December 31, 2009, $6.6 million at December 31, 2008, and $1.2 million at December 31, 2007.

	As of or for the Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Impaired loans on which no specific valuation allowance was provided	$ 82,443	$43,256	$30,475
Impaired loans on which specific valuation allowance was provided	36,362	43,992	53,902
Total impaired loans at year-end	$118,805	$87,248	$84,377
Specific valuation allowances on impaired loans at year-end	4,064	10,968	13,165
Average impaired loans during year	103,026	85,812	63,468
Interest income recognized on impaired loans during the year	2,056	513	348
Interest income received on impaired loans during the year	2,056	513	348

The Company has allocated $225,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2009. Troubled debt restructurings are considered impaired and are included in the table above. United Community has no commitments to customers whose loans are classified as a troubled debt restructuring.

Directors and officers of United Community and Home Savings are customers of Home Savings in the ordinary course of business. The following describes loans to officers and/or directors of United Community and Home Savings:

	(In thousands)
Balance as of December 31, 2008	$ 723
New loans to officers and/or directors	171
Loan payments during 2009	(124)
Reductions due to changes in officers and/or directors	(464)
Balance as of December 31, 2009	$ 306

7. MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others, which are not reported in United Community's assets, totaled $1.1 billion and $921.0 million at December 31, 2009 and 2008, respectively.

Activity for capitalized mortgage servicing rights, included in other assets, was as follows:

	2009	2008	2007
		(In thousands)	
Balance, beginning of year	$ 5,562	$ 6,184	$ 6,820
Originations	3,220	1,337	1,268
Amortized to expense	(2,554)	(1,959)	(1,904)
Balance, end of year	6,228	5,562	6,184
Less valuation allowance	(423)	(2,233)	(562)
Net balance	$ 5,805	$ 3,329	$ 5,622

Fair value of mortgage servicing rights was $8.0 million, $3.9 million and $8.7 million at December 31, 2009, 2008, and 2007, respectively.

Activity in the valuation allowance for mortgage servicing rights was as follows:

	2009	2008	2007
		(In thousands)	
Balance, beginning of year	$(2,233)	$ (562)	$(435)
Impairment charges	—	(2,233)	(562)
Recoveries	1,810	562	435
Balance, end of year	$ (423)	$(2,233)	$(562)

Key economic assumptions used in measuring the value of mortgage servicing rights at December 31, 2009 and 2008 were as follows:

	2009	2008
Weighted average prepayment rate	325 PSA	644 PSA
Weighted average life (in years)	3.65	3.34
Weighted average discount rate	8%	8%

Estimated amortization expense for each of the next five years is as follows:

	(In thousands)
2010	$1,687
2011	1,297
2012	897
2013	709
2014	596

Amounts held in custodial accounts for investors amounted to $12.1 million and $11.2 million at December 31, 2009 and 2008, respectively.

8. OTHER REAL ESTATE OWNED AND OTHER REPOSSESSED ASSETS

Real estate owned and other repossessed assets at December 31, 2009, 2008 and 2007 was as follows:

	2009	2008	2007
		(In thousands)	
Other real estate owned and other repossessed assets	$38,829	$32,012	$10,510
Valuation allowance	(7,867)	(2,754)	—
End of year	$30,962	$29,258	$10,510

Activity in the valuation allowance was as follows:

	2009	2008	2007
		(In thousands)	
Beginning of year	$ 2,754	$ —	$ 54
Additions charged to expense	7,925	3,753	—
Direct write-downs	(2,812)	(999)	(54)
End of year	$ 7,867	$2,754	$ —

Expenses related to foreclosed and repossessed assets include:

	2009	2008	2007
		(In thousands)	
Net (gain) loss on sales	$ (187)	$2,016	$1,061
Provision for unrealized losses	8,105	2,754	—
Operating expenses, net of rental income	2,713	2,061	720
Total expenses	$10,631	$6,831	$1,781

9. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Land	$ 7,691	$ 7,691
Buildings	24,185	23,919
Leasehold improvements	729	728
Furniture and equipment	17,991	18,069
	50,596	50,407
Less: Accumulated depreciation and amortization	27,457	25,392
Total	$23,139	$25,015

Rent expense was $741,000 for 2009, $710,000 for 2008, and $627,000 for 2007. Rent commitments under noncancelable operating leases for offices were as follows, before considering renewal options that generally are present:

	(In thousands)
2010	$ 528
2011	592
2012	579
2013	307
2014	235
Thereafter	1,981
Total	$4,222

10. GOODWILL AND INTANGIBLE ASSETS

Goodwill

United Community had no goodwill recorded at December 31, 2009 and 2008, and had $33.6 million recorded at January 1, 2008. All of the goodwill previously recorded is associated with the Banking Services segment. Accounting standards require goodwill to be tested for impairment on an annual basis, or more frequently if circumstances indicate that an asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. Based on the price at which United Community common shares had been trading and other factors, management determined that it would be appropriate under the guidance, to test the value of the goodwill previously recorded as a result of the mergers with Industrial Bancorp, Inc. in 2001 and Potters Financial Corporation in 2002 for goodwill impairment during the third quarter of 2008. As a result of impairment testing performed, the Company recorded an impairment charge of $33.6 million in 2008.

The fair value of goodwill was estimated using a number of measurement methods. These included the application of various metrics from bank sale transactions for institutions comparable to Home Savings, including the application of market-derived multiples of tangible book value and earnings, as well as estimations of the present value of future cash flows. Home Savings' management reviewed the valuation of the fair value of Home Savings with the Audit Committee and concluded that Home Savings should recognize an impairment charge and write down its goodwill to a balance of zero.

Acquired Intangible Assets

	As of December 31,			
	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Amortized intangible assets:				
Core deposit intangibles	$8,952	$8,291	$8,952	$8,068
Total	$8,952	$8,291	$8,952	$8,068
Estimated amortization expense:				
For the year ended:				
December 31, 2010	$ 176			
December 31, 2011	139			
December 31, 2012	109			
December 31, 2013	86			
December 31, 2014	68			

Aggregate amortization expense for the years ended December 31, 2009, 2008 and 2007, was $223,000, $285,000 and $365,000, respectively.

11. DEPOSITS

Deposits consist of the following:

	December 31,	
	2009	2008
	(In thousands)	
Checking accounts:		
Interest bearing	$ 108,513	$ 99,418
Non-interest bearing	126,779	106,255
Savings accounts	202,900	181,643
Money market accounts	291,320	273,359
Certificates of deposit	1,039,989	1,225,256
Total deposits	$1,769,501	$1,885,931

Interest expense on deposits is summarized as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Interest bearing demand deposits and money market accounts	$ 4,297	$ 9,475	$13,907
Savings accounts	933	811	769
Certificates of deposit	40,755	49,953	53,376
Total	$45,985	$60,239	$68,052

A summary of certificates of deposit by maturity follows:

	December 31, 2009
	(In thousands)
Within 12 months	$ 637,275
12 months to 24 months	160,779
Over 24 months to 36 months	196,243
Over 36 months to 48 months	22,252
Over 48 months	23,440
Total	$1,039,989

A summary of certificates of deposit with balances of $100,000 or more by maturity is as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
Three months or less	$ 38,634	$ 17,960
Over three months to six months	35,250	30,503
Over six months to twelve months	61,258	41,096
Over twelve months	81,410	119,085
Total	$216,552	$208,644

A summary of certificates of deposit with balances of $250,000 or more by maturity is as follows:

	December 31, 2009	December 31, 2008
	(In thousands)	
Three months or less	$ 3,594	$ 3,000
Over three months to six months	3,873	3,391
Over six months to twelve months	8,552	8,346
Over twelve months	6,965	13,106
Total	$22,984	$27,843

Deposits in excess of $250,000 are not federally insured. Brokered deposits represent funds which Home Savings obtained, directly or indirectly, through a deposit broker. A deposit broker places deposits from third parties with insured depository institutions or places deposits with an institution for the purpose of selling interest in those deposits to third parties. Home Savings had brokered deposits of $15.0 million with a weighted average rate of 4.35% at December 31, 2009, all of which mature in 2010. Under the terms of the Bank Order, Home Savings cannot obtain additional brokered certificates of deposit or replace existing brokered certificates of deposit without prior consent of the FDIC and Ohio Division. Home Savings had brokered deposits of $145.2 million with a weighted average rate of 3.77% at December 31, 2008.

12. FEDERAL HOME LOAN BANK ADVANCES

The following is a summary of Federal Home Loan Bank advances:

	December 31,			
	2009		2008	
Year of Maturity	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(In thousands)			
2009	n/a	n/a	$247,650	1.51%
2010	$153,118	0.63%	17,412	4.95
2011	5,590	4.99	5,869	4.93
2012	1,571	3.93	1,861	3.92
2013	10,598	3.86	14,365	3.86
2014	104	3.70	104	3.70
Thereafter	50,342	4.20	50,342	4.20
Total Federal Home Loan Bank advances	$221,323		$337,603	

Home Savings has available credit, subject to collateral requirements, with the Federal Home Loan Bank of approximately $492.3 million, of which $221.3 million is outstanding. All advances must be secured by eligible collateral as specified by the Federal Home Loan Bank. Accordingly, United Community has a blanket pledge of its one-to four-family mortgages and multi-family loans as collateral for the advances outstanding at December 31, 2009. The required minimum ratio of collateral to advances is 125% for one-to four-family loans and 250% for multi-family loans. Additional changes in value can be applied to one-to four-family mortgage collateral based upon characteristics such as loan-to-value ratios and FICO scores.

13. SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE AND OTHER BORROWINGS

The following is a summary of securities sold under an agreement to repurchase and other borrowings:

	December 31,			
	2009		2008	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(In thousands)			
Securities sold under agreement to repurchase-term	$96,180	3.85%	$117,600	3.84%
Other borrowings	653	4.00	7,669	4.24
Total repurchase agreements and other	$96,833	3.85%	$125,269	3.86%

Securities sold under agreements to repurchase are secured primarily by mortgage-backed securities with a fair value of approximately $125.7 million at December 31, 2009 and $131.5 million at December 31, 2008. Securities sold under agreements to repurchase are typically held by the brokerage firm in a wholesale transaction and by an independent third party when they are for retail customers. At maturity, the securities underlying the agreements are returned to United Community. Other borrowings consist of a match-funding advance related to a commercial participation loan aggregating $653,000 at December 31, 2009. At December 31, 2008, other borrowings consisted of the aforementioned match-funding advance of $769,000 and a line of credit of $6.9 million, discussed below.

United Community had a Credit Agreement with JP Morgan Chase Bank, N.A. (JP Morgan) dated September 12, 2005, as amended on July 18, 2007, March 28, 2008, August 29, 2008, and January 31, 2009 (Credit Agreement). The Credit Agreement provided United Community with a line of credit of up to $40.0 million. On January 1, 2009, $6.9 million remained outstanding on this line of credit. On January 31, 2009, United Community and JP Morgan amended the Credit Agreement in response to the proposed sale of Butler Wick Trust to Farmers National Banc Corp. The amendment included provisions to use a portion of the cash proceeds of the sale to repay the entire principal balance outstanding, including accrued interest. The remaining $5.1 million balance was paid-off in full on March 31, 2009.

The OTS Order requires United Community to obtain regulatory approval prior to incurring debt or increasing its debt position. A debt reduction plan was developed and submitted to the OTS for approval within the required time frame. As of December 31, 2009, United Community had no debt outstanding. United Community does not intend to seek approval to borrow additional funds in the near term.

14. LOSS CONTINGENCIES

United Community and its subsidiaries are parties to litigation arising in the normal course of business. While it is impossible to determine the ultimate resolution of these matters, management believes any resulting liability would not have a material effect upon United Community's financial statements.

15. INCOME TAXES

The provision for income taxes consists of the following components:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Current	$(4,670)	$(2,048)	$ 8,213
Deferred	(4,090)	(1,192)	(7,303)
Establish valuation allowance	7,600	—	—
Total	$(1,160)	$(3,240)	$ 910

Effective tax rates differ from the statutory federal income tax rate of 35% due to the following:

	Year Ended December 31,					
	2009		2008		2007	
	Dollars	Rate	Dollars	Rate	Dollars	Rate
	(In thousands)					
Tax (benefit) at statutory rate	$(8,009)	35.0%	$(14,164)	35.0%	$ 919	35.0%
Increase (decrease) due to:						
Goodwill impairment charge	—	—	11,800	(29.2)	—	—
Tax exempt income	(4)	—	(15)	0.0	(25)	(1.0)
Life insurance	(379)	1.7	(321)	0.8	(311)	(11.9)
State taxes	—	—	(14)	0.0	(30)	(1.1)
Acquisition/sale adjustments	—	—	(649)	1.6	—	—
Other	(368)	1.6	123	(0.3)	357	13.6
Valuation allowance	7,600	(33.2)				
Income tax provision (benefit)	$(1,160)	5.1%	$ (3,240)	7.9%	$ 910	34.6%

Significant components of the deferred tax assets and liabilities are as follows:

	December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Loan loss reserves	$14,800	$12,587
Postretirement benefits	1,313	1,328
ESOP shares released	992	1,158
Other real estate owned valuation	2,753	964
Securities impairment charges	2,403	2,130
Interest on nonaccrual loans	951	318
Other	81	36
Less: Valuation allowance	(7,600)	—
Deferred tax assets	15,693	18,521
Deferred tax liabilities:		
Purchase accounting adjustments	62	129
Deferred loan fees	484	659
Federal Home Loan Bank stock dividends	6,715	6,715
Mortgage servicing rights	2,032	1,165
Unrealized gain on securities available for sale	2,092	1,746
Postretirement benefits accrual	121	182
Prepaid expenses	519	406
Other	18	74
Deferred tax liabilities	12,043	11,076
Net deferred tax asset	$ 3,650	$ 7,445

Management recorded a valuation allowance against deferred tax assets at year-end 2009 based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income, and projected future reversals of deferred tax items. Based on these criteria, and in particular fourth quarter 2009 activity surrounding the provision for loan losses, the Company determined that it was necessary to establish a valuation allowance against deferred tax assets of $7.6 million, resulting in a net deferred tax asset of $3.7 million at December 31, 2009. The remaining net deferred tax asset of $3.7 million at December 31, 2009 is the amount of the asset supported by taxable income in prior periods available for carryback claims.

Retained earnings at December 31, 2009 include approximately $21.1 million for which no provision for federal income taxes has been made. This amount represents the tax bad debt reserve at December 31, 1987, which is the end of United Community's base year for purposes of calculating the bad debt deduction for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, the amount used will be added to future taxable income. The unrecorded deferred tax liability on the above amount at December 31, 2009 was approximately $7.3 million.

As of December 31, 2008 and December 31, 2009, United Community had no unrecognized tax benefits or accrued interest and penalties recorded. United Community does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months. United Community will record interest and penalties as a component of income tax expense.

United Community and its subsidiaries are subject to U.S. federal income tax as well as income tax in the state of Ohio for United Community. Home Savings is subject to tax in Ohio based upon its net worth. United Community and its subsidiary also file state income tax returns in Pennsylvania, Indiana and Florida. United Community is no longer subject to examination by taxing authorities for years prior to 2006. Currently, United Community's 2007 and 2008 federal tax returns are under examination by the Internal Revenue Service.

16. SHAREHOLDERS' EQUITY

Dividends

United Community's source of funds for dividends to its shareholders is earnings on its investments and dividends from Home Savings. During the year ended December 31, 2009, United Community paid no cash or stock dividends. While Home Savings' primary regulator is the FDIC, the OTS has regulations that impose certain restrictions on payments of dividends to United Community.

Home Savings must file an application with, and obtain approval from, the OTS (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus retained net income (as defined) for the preceding two years; (ii) if Home Savings would not be at least adequately capitalized following the capital distribution; (iii) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Home Savings and the OTS or the FDIC, or any condition imposed on Home Savings in an OTS-approved application or notice. If Home Savings is not required to file an application, it must file a notice of the proposed capital distribution with the OTS. As of December 31, 2009, Home Savings had no retained earnings that could be distributed. Home Savings paid no dividends to United Community during 2009. Under the Bank Order, Home Savings is not permitted to pay cash dividends to United Community without obtaining prior regulatory approval, and under the OTS Order, United Community is not permitted to pay cash dividends to its shareholders without obtaining prior regulatory approval.

Other Comprehensive Income

Other comprehensive income included in the Consolidated Statements of Shareholders' Equity consists of unrealized gains and losses on available for sale securities and changes in unrealized gains and losses on postretirement liability. The change includes reclassification of gains or (losses) and impairment charges on sales of securities of $1.1 million, $(4.2 million) and $(5,000) for the years ended December 31, 2009, 2008 and 2007.

Other comprehensive income (loss) components and related tax effects are as follows:

	As of December 31,		
	2009	2008	2007
	(In thousands)		
Unrealized holding gain (loss) on securities available for sale	$ 1,990	$ 369	$2,338
Changes in net gains (losses) on postretirement benefit plans	(174)	55	668
Reclassification adjustment for losses (gains) realized in income	(1,085)	4,151	5
Net unrealized gains	731	4,575	3,011
Tax effect (35)%	256	1,601	1,054
Net of tax amount	$ 475	$2,974	$1,957

The following is a summary of accumulated other comprehensive income (loss) balances, net of tax:

	Balance at December 31, 2008	Current Period Change	Balance at December 31, 2009
		(In thousands)	
Unrealized gains (losses) on securities available for sale	$3,297	$ 588	$3,885
Unrealized gains (losses) on postretirement benefits	338	(113)	225
Total	$3,635	$ 475	$4,110

Liquidation Account

At the time of the Conversion, Home Savings established a liquidation account, totaling $141.4 million, which was equal to its regulatory capital as of the latest practicable date prior to the Conversion. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for the accounts then held.

17. REGULATORY CAPITAL REQUIREMENTS

Home Savings is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Home Savings and United Community. The regulations require Home Savings to meet specific capital adequacy guidelines and the regulatory framework for prompt corrective action that involve quantitative measures of Home Savings' assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. Home Savings' capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation for capital adequacy require Home Savings to maintain minimum amounts and ratios of Tier 1 (or Core) capital (as defined in the regulations) to average total assets (as defined), Tangible capital (as defined) to adjusted total assets (as defined), and of total risk-based capital (as defined) to risk-weighted assets (as defined). Actual and statutory required capital amounts and ratios for Home Savings are presented below.

	As of December 31, 2009					
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
Total risk-based capital to risk-weighted assets	$220,395	12.80%	$137,783	8.00%	$172,229	10.00%
Tier 1 capital to risk-weighted assets	198,610	11.53	*	*	103,337	6.00
Tier 1 capital to average total assets (leverage ratio)	198,610	8.22	96,658	4.00	120,822	5.00

	As of December 31, 2008					
	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands)					
Total risk-based capital to risk-weighted assets	$242,944	12.06%	$161,163	8.00%	$201,454	10.00%
Tier 1 capital to risk-weighted assets	217,630	10.80	*	*	120,872	6.00
Tier 1 capital to average total assets (leverage ratio)	217,630	8.20	106,180	4.00	132,724	5.00

* *Ratio is not required under regulations.*

As of December 31, 2009 and 2008, the FDIC and OTS, respectively, categorized Home Savings as adequately capitalized pursuant to the Bank Order and OTS Order discussed in Note 3. The Bank Order provided for Home Savings to increase and maintain its Tier 1 leverage ratio to 8.0% and total risk-based capital ratio to 12.0%. As depicted in the table above, Home Savings exceeded this requirement.

Management believes, as of December 31, 2009, that Home Savings meets all capital requirements to which it is subject, inclusive of the Bank Order. Events beyond management's control, such as fluctuations in interest rates or a downturn in the economy in areas in which Home Savings' loans and securities are concentrated, could adversely affect future earnings, and consequently Home Savings' ability to meet its future capital requirements. Refer to Note 3 of the Consolidated Financial Statements for a complete discussion of the limitations of the regulatory enforcement actions.

18. BENEFIT PLANS

Postretirement Benefit Plans

In addition to Home Savings' retirement plans, Home Savings sponsors a defined benefit health care plan that was curtailed in 2000 to provide postretirement medical benefits for employees who worked 20 years and attained a minimum age of 60 by September 1, 2000, while in service with Home Savings. The plan is unfunded and, as such, has no assets. Furthermore, the plan is contributory and contains minor cost-sharing features such as deductibles and coinsurance. In addition, postretirement life insurance coverage is provided for employees who were participants prior to December 10, 1976. The life insurance plan is non-contributory. Home Savings' policy is to pay premiums monthly, with no pre-funding. The benefit obligation was measured on December 31, 2009 and 2008. Information about changes in obligations of the benefit plan follows:

	Year Ended December 31,	
	2009	2008
	(In thousands)	
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 3,273	$ 3,370
Service cost	—	—
Interest cost	168	180
Actuarial (gain)/loss	174	(55)
Benefits paid	(210)	(222)
Benefit obligation at end of the year	$ 3,405	$ 3,273
Funded status of the plan	$(3,405)	$(3,273)

Amounts recognized in accumulated other comprehensive income, net of tax at December 31, 2009 and 2008 consists of the following:

	The Year Ended December 31,	
	2009	2008
	(In thousands)	
Net actuarial gains (losses)	$224	$336
Prior service credit (cost)	1	2
	$225	$338

The accumulated benefit obligation was $3.4 million and $3.3 million at year-end 2009 and 2008, respectively.

Components of net periodic benefit cost/(gain) are as follows:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Service cost	$ —	$ —	$ —
Interest cost	187	193	222
Expected return on plan assets	—	—	—
Net amortization of prior service cost	(1)	(1)	(1)
Amortization of net actuarial gain	(18)	(12)	—
Net periodic benefit cost	168	180	221
Net loss (gain)	(155)	52	665
Prior service cost	—	3	3
Amortization of prior service cost	(19)	—	—
Total recognized in other comprehensive income	(174)	55	668
Total recognized in net periodic benefit cost and other comprehensive income	$ (6)	$ 235	$ 889
Assumptions used in the valuations were as follows:			
Weighted average discount rate	5.75%	6.00%	5.75%

The estimated net loss and prior service costs for the postretirement plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $0 and $1,000.

The weighted-average annual assumed rate of increase in the per capita cost of coverage benefits (i.e., health care cost trend rate) used in the 2009 valuation was 9.0% and was assumed to decrease to 5.0% for the year 2015 and remain at that level thereafter. The weighted-average annual assumed rate of increase in the per capita cost of coverage benefits used in the 2008 valuation was 10.0% and was assumed to decrease to 5.0% for the year 2013 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2009:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 13	$ 12
Effect on the postretirement benefit obligation	231	213

United Community anticipates benefits payable over the next ten years as follows:

	In thousands
2010	$ 305
2011	312
2012	316
2013	316
2014	312
2015-2019	1,410
Total	$2,971

401(k) Savings Plan

Home Savings sponsors a defined contribution 401(k) savings plan, which covers substantially all employees. Under the provisions of the plan, Home Savings' matching contribution is discretionary and may be changed from year to year. For 2009, 2008 and 2007, Home Savings' match was 50% of pre-tax contributions, up to a maximum of 6% of the employees' base pay. Participants become 100% vested in Home Savings contributions upon completion of three years of service. For the years ended 2009, 2008 and 2007, the expense related to this plan was approximately $518,000, $521,000 and $531,000, respectively.

Employee Stock Ownership Plan

In conjunction with the Conversion, United Community established an Employee Stock Ownership Plan (ESOP) for the benefit of the employees of United Community and Home Savings. All full-time employees who meet certain age and years of service criteria are eligible to participate in the ESOP. The ESOP is a tax-qualified retirement plan designed to invest primarily in the stock of United Community. The ESOP borrowed $26.8 million from United Community to purchase 2,752,615 shares in conjunction with the conversion. The term of the loan is 15 years and is being repaid primarily with contributions from Home Savings to the ESOP. Additionally, 1,643,817 shares were purchased with the return of capital distribution in 1999. During 2008, 42,890 shares were added to the plan from the stock dividend paid in the fourth quarter of that year.

The loan is collateralized by the shares of common stock held by the ESOP. As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released from collateral are then allocated to participants on the basis of compensation as described in the plan. Compensation expense is determined by multiplying the average per share market price of United Community's stock during the period by the number of shares to be released. United Community recognized approximately $400,000, $1.4 million and $2.7 million in compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively, related to the ESOP. Unallocated shares are considered neither outstanding shares for computation of basic earnings per share nor potentially dilutive securities for computation of diluted earnings per share. Dividends on unallocated ESOP shares, if any, are reflected as a reduction in the loan (and Home Savings' contribution is reduced accordingly). During the year ended December 31, 2009, 303,057 shares were released or committed to be released for allocation and equivalent share amounts were released or committed to be released in 2008 and 2007. Shares remaining not released or committed to be released for allocation at December 31, 2009 totaled 968,531 and had a fair value of approximately $1.4 million.

Long-Term Incentive Plan

On July 12, 1999, shareholders approved the United Community Financial Corp. 1999 Long-Term Incentive Plan (1999 Plan). The purpose of the 1999 Plan is to promote and advance the interests of United Community and its shareholders by enabling United Community to attract, retain and reward directors, directors emeritus, managerial and other key employees of United Community, including Home Savings, by facilitating their purchase of an ownership interest in United Community. The 1999 Plan terminated on May 20, 2009.

The 1999 Plan provided for the grant of options, which may qualify as either incentive or nonqualified stock options. The incentive plan provided that option prices will not be less than the fair market value of the share at the grant date. The maximum number of common shares that could be issued under the plan was 3,569,766. There were 312,000 stock options granted in 2009 under the 1999 plan, however, no additional options may be issued under the 1999 Plan. All of the previous options awarded became exercisable on the date of grant. For the options granted in 2009, one third of the total options granted become exercisable on December 31, 2009, 2010 and 2011. The option period for each grant expires 10 years from the date of grant.

On April 26, 2007, shareholders approved the United Community Financial Corp. 2007 Long-Term Incentive Plan (2007 Plan). The purpose of the 2007 Plan is the same as that of the 1999 Plan. The 2007 Plan provides for the issuance of up to 2,000,000 shares that are to be used for awards of restricted stock shares, stock options, performance awards, stock appreciation rights (SARs), or other forms of stock-based incentive awards. There were 32,000 stock options granted in 2009 and there were 243,721 stock options granted in 2008 under the 2007 Plan. All of the options awarded in 2008 became exercisable on the date of grant. For the options granted in 2009, one third of the total options granted become exercisable on December 31, 2009, 2010 and 2011. The option period for each grant expires 10 years from the date of grant.

A summary of activity in the plans is as follows:

	For the Year Ended December 31, 2009		
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
			(In thousands)
Outstanding at beginning of year	2,092,128	$9.08	
Granted	344,000	1.86	
Exercised	—	—	
Forfeited	(232,790)	9.17	
Outstanding at end of period	2,203,338	$7.94	$—
Fully vested and expected to vest	2,203,338	$7.94	$—
Options exercisable at end of period	1,974,021	$8.65	$—

Information related to the stock option plan during each year follows:

	2009	2008	2007
Intrinsic value of options exercised	$ —	$ —	$ 99
Cash received from option exercises	—	—	176
Tax benefit realized from option exercises	—	—	12
Weighted average fair value of options granted	1.07	0.68	—

As of December 31, 2009, there was $244,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.0 years.

The fair value of options granted in 2009 was determined using the following weighted-average assumptions as of the grant date:

Risk-free interest rate	2.19%
Expected term (years)	5
Expected stock volatility	67.66%
Dividend yield	0.00%

Outstanding stock options have a weighted average remaining life of 4.59 years and may be exercised in the range of $1.30 to $12.38.

Employee Stock Purchase Plan

During 2005, United Community established an employee stock purchase plan (ESPP). Under this plan, United Community provides employees of Home Savings the opportunity to purchase United Community Financial Corporation's common shares through payroll deduction. Participation in the plan is voluntary and payroll deductions are made on an after-tax basis. The maximum amount an employee can have deducted is nine hundred dollars per biweekly pay. Shares are purchased on the open market and administrative fees are paid by United Community. Expense related to this plan is a component of the Shareholder Dividend Reinvestment Plan and the expense recognized is considered immaterial.

19. FAIR VALUE

Fair value is the exchange price that would be received for an asset if paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

United Community used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Available for sale securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Impaired loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Foreclosed assets: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Mortgage servicing rights: Fair Value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income.

Loans held for sale: Loans held for sale are carried at the lower of cost or fair value, as determined by outstanding commitments, from third party investors.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2009	Fair Value Measurements at December 31, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Available for sale securities				
US Treasury and government sponsored entities' securities	$ 48,922	$ —	$ 48,922	$—
Equity securities	708	708	—	—
Mortgage-backed securities: residential	231,718	—	231,718	—

	December 31, 2008	Fair Value Measurements at December 31, 2008 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Available for sale securities				
US Treasury and government sponsored entities' securities	$ 27,170	$ —	$ 27,170	$—
Equity securities	910	910	—	—
Mortgage-backed securities: residential	187,651	—	187,651	—

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	December 31, 2009	Fair Value Measurements at December 31, 2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Impaired loans	$32,298	$—	$ —	$32,298
Mortgage servicing assets	1,865	—	1,865	—
Foreclosed assets	19,534	—	—	19,534

	December 31, 2008	Fair Value Measurements at December 31, 2008 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)			
Assets:				
Impaired loans	$33,024	$—	$ —	$33,024
Mortgage servicing assets	2,421	—	2,421	—

Impaired loans with specific allocations of the allowance for loan losses, carried at fair value, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $36.4 million at December 31, 2009, with a specific valuation allowance of $4.1 million, resulting in additional provision for loan losses of $1.8 million during the year.

Mortgage servicing rights had a carrying amount of $2.3 million with a valuation allowance of $423,000 at December 31, 2009, and are valued by an independent third party that is active in purchasing and selling these instruments. The value reflects the characteristics of the underlying loans discounted at a market multiple.

Real estate owned and other repossessed assets, carried at fair value, which are measured for impairment using the fair value of the property less estimated selling costs, had a carrying amount of $31.0 million, with a valuation allowance of $7.9 million at December 31, 2009.

Fair value of financial instruments

The estimated fair values of financial instruments have been determined by United Community using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that United Community could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, accrued interest receivable and payable and advance payments by borrowers for taxes and insurance — The carrying amounts as reported in the Statements of Financial Condition are a reasonable estimate of fair value due to their short-term nature.

Securities — Fair values are based on quoted market prices, dealer quotes, and prices obtained from independent pricing services.

Loans held for sale — The fair value of loans held for sale is based on market quotes.

Loans — The fair value is estimated by discounting the future cash flows using the current market rates for loans of similar maturities with adjustments for market and credit risks.

Federal Home Loan Bank stock — It is not practical to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Deposits — The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Borrowed funds — For short-term borrowings, fair value is estimated to be carrying value. The fair value of other borrowings is based on current rates for similar financing.

Limitations — Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time United Community's entire holdings of a particular financial instrument. Because no market exists for a significant portion of United Community's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a significant asset not considered a financial asset is premises and equipment. In addition, tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2009 and 2008, respectively. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein. Carrying amount and estimated fair values of financial instruments were as follows:

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 45,074	$ 45,074	$ 43,417	$ 43,417
Available for sale securities	281,348	281,348	215,731	215,731
Loans held for sale	10,497	10,551	16,032	16,358
Loans, net	1,866,018	1,873,776	2,203,453	2,203,606
Federal Home Loan Bank stock	26,464	n/a	26,464	n/a
Accrued interest receivable	9,090	9,090	10,082	10,082
Liabilities:				
Deposits:				
Checking, savings and money market accounts	(729,512)	(729,512)	(660,675)	(660,675)
Certificates of deposit	(1,039,989)	(1,051,133)	(1,225,256)	(1,237,262)
Federal Home Loan Bank advances	(221,323)	(227,350)	(337,603)	(348,185)
Repurchase agreements and other	(96,833)	(105,546)	(125,269)	(138,862)
Advance payments by borrowers for taxes and insurance	(19,791)	(19,791)	(19,806)	(19,806)
Accrued interest payable	(1,421)	(1,421)	(3,077)	(3,077)

The Company has not considered market illiquidity in estimating the fair value of loans due to uncertain and inconsistent market pricing being experienced at December 31, 2009 and 2008.

20. STATEMENT OF CASH FLOWS SUPPLEMENTAL DISCLOSURE

Supplemental disclosures of cash flow information are summarized below:

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$57,605	$83,676	$91,107
Interest capitalized on borrowings	—	—	30
Income taxes	600	3,859	13,146
Supplemental schedule of noncash activities:			
Loans transferred to held for sale	71,707	—	76,493
Transfers from loans to real estate owned	23,192	36,429	14,356
Transfers from premises and equipment to assets held for sale	714	—	—

21. PARENT COMPANY FINANCIAL STATEMENTS

Condensed Statements of Financial Condition

	December 31,	
	2009	2008
	(In thousands)	
Assets		
Cash and deposits with banks	$ 8,015	$ 3,060
Federal funds sold and other	9	33
Total cash and cash equivalents	8,024	3,093
Securities:		
Available for sale	633	809
Note receivable from ESOP	8,657	10,951
Investment in subsidiary-Home Savings	203,227	222,287
Investment in subsidiary-Butler Wick	—	3,174
Other assets	272	1,662
Total assets	$220,813	$241,976
Liabilities and Shareholders' Equity		
Repurchase agreements and other	$ —	$ 6,900
Accrued interest payable	—	46
Accrued expenses and other liabilities	1,030	107
Total liabilities	1,030	7,053
Total shareholders' equity	219,783	234,923
Total liabilities and shareholders' equity	$220,813	$241,976

Condensed Statements of Income

	Year Ended December 31,		
	2009	2008	2007
	(In thousands)		
Income			
Cash dividends from Home Savings	$ —	$ —	$ 6,000
Cash dividends from Butler Wick	11,890	14,700	3,000
Interest income	847	2,208	3,380
Non-interest income (loss)	(681)	(1,226)	31
Total income	12,056	15,682	12,411
Expenses			
Interest expense	48	1,341	2,092
Non-interest expenses	2,190	1,980	2,419
Total expenses	2,238	3,321	4,511
Income before income taxes	9,818	12,361	7,900
Income tax benefit	(721)	(1,304)	(270)
Income before equity in undistributed net earnings of subsidiaries	10,539	13,665	8,170
Decrease in undistributed earnings of subsidiaries	(27,312)	(48,944)	(4,037)
Net income (loss)	$(16,773)	$(35,279)	$ 4,133

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Cash Flows from Operating Activities			
Net income (loss)	$(16,773)	$(35,279)	$ 4,133
Adjustments to reconcile net income to net cash provided by operating activities:			
Dividends in excess of earnings of the subsidiaries	27,312	48,944	4,037
Security impairment charges	752	1,188	—
Decrease in trading securities	—	312	247
Decrease (increase) in interest receivable	—	—	18
Decrease (increase) in other assets	1,903	(1,752)	—
(Decrease) increase in accrued interest payable	(46)	(197)	142
Stock based compensation	30	—	—
Decrease in other liabilities	(3,641)	(763)	(64)
Net cash from operating activities	9,537	12,453	8,513
Cash Flows from Investing Activities			
Purchases of:			
Securities available for sale	—	—	—
Repayment of (investment in) subordinated debt issued by Home Savings	—	30,000	—
Equity investment in Home Savings	—	(16,250)	—
ESOP loan repayment	2,294	2,120	1,263
Net cash from investing activities	2,294	15,870	1,263
Cash Flows from Financing Activities			
Cash dividends paid	—	(4,064)	(10,847)
Net (decrease) increase in borrowed funds	(6,900)	(29,400)	18,000
Purchase of treasury stock	—	—	(9,709)
Exercise of stock options	—	—	176
Net cash from financing activities	(6,900)	(33,464)	(2,380)
Increase (decrease) in cash and cash equivalents	4,931	(5,141)	7,396
Cash and cash equivalents, beginning of year	3,093	8,234	838
Cash and cash equivalents, end of year	$ 8,024	$ 3,093	$ 8,234

22. SEGMENT INFORMATION

United Community's chief decision-makers monitor the revenue streams of the various Company products and services. The identifiable segments are not material, operations are managed, and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's financial service operations are considered by management to be aggregated in one reportable operating segment, which is banking services.

Discontinued operations are essentially the results of operations from Butler Wick Corp. which were previously reported as a separate segment, investment services. Refer to Note 4 for a discussion on discontinued operations and its impact on segment reporting.

23. EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares determined for the basic computation plus the dilutive effect of potential common shares that could be issued under outstanding stock options. Stock options for 2,179,338 shares were anti-dilutive for the year ended December 31, 2009. Stock options for 2,092,128 shares were anti-dilutive for the year ended December 31, 2008. Stock options for 734,353 shares were anti-dilutive for the year ended December 31, 2007. Earnings per share for 2007 have been adjusted to reflect a stock dividend declared in November 2008.

	2009	2008	2007
	(In thousands, except per share data)		
Numerator:			
Income (loss) from continuing operations	$(21,722)	$(37,229)	$ 1,714
Income from discontinued operations	4,949	1,950	2,419
Net income (loss)	$(16,773)	$(35,279)	$ 4,133
Denominator:			
Weighted average common shares outstanding — basic	29,766	29,463	29,519
Dilutive effect of stock options	—	—	118
Weighted average common shares outstanding — dilutive	29,766	29,463	29,637
Basic earnings (loss) per share:			
Basic earnings (loss) per common share — continuing operations	$ (0.73)	$ (1.26)	$ 0.06
Basic earnings per common share — discontinued operations	0.17	0.06	0.08
Basic earnings (loss) per common share	(0.56)	(1.20)	0.14
Dilutive earnings (loss) per share:			
Dilutive earnings (loss) per common share — continuing operations	$ (0.73)	$ (1.26)	$ 0.06
Dilutive earnings per common share — discontinued operations	0.17	0.06	0.08
Dilutive earnings (loss) per common share	(0.56)	(1.20)	0.14

24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents summarized quarterly data for each of the years indicated.

	Unaudited				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share data)				
2009:					
Interest income	$34,428	$33,391	$32,755	$ 31,289	$131,863
Interest expense	15,699	14,704	13,350	12,196	55,949
Net interest income	18,729	18,687	19,405	19,093	75,914
Provision for loan losses	8,444	12,311	5,579	22,740	49,074
Net interest income after provision for loan losses	10,285	6,376	13,826	(3,647)	26,840
Non-interest income	2,743	6,205	119	4,851	13,918
Non-interest expenses	16,399	17,202	15,385	14,654	63,640
Income (loss) before taxes and discontinued operations	(3,371)	(4,621)	(1,440)	(13,450)	(22,882)
Income tax expense (benefit)	(1,692)	(1,707)	(573)	2,812	(1,160)
Loss before discontinued operations	(1,679)	(2,914)	(867)	(16,262)	(21,722)
Discontinued operations					
Net income of Butler Wick Corp., net of tax	4,949	—	—	—	4,949
Net income (loss)	$ 3,270	$(2,914)	$ (867)	$(16,262)	$(16,773)
Earnings (loss) per share:					
Basic earnings (loss) from continuing operations	$ (0.06)	$ (0.10)	$ (0.03)	$ (0.54)	$ (0.73)
Basic earnings from discontinued operations	0.17	—	—	—	0.17
Basic earnings (loss)	0.11	(0.10)	(0.03)	(0.54)	(0.56)
Diluted earnings (loss) from continuing operations	(0.06)	(0.10)	(0.03)	(0.54)	(0.73)
Diluted earnings from discontinued operations	0.17	—	—	—	0.17
Diluted earnings (loss)	0.11	(0.10)	(0.03)	(0.54)	(0.56)

The loss incurred for the second quarter of 2009 was primarily due to an increased provision for loan losses and increased federal deposit insurance premiums. The loss incurred for the fourth quarter of 2009 was primarily due to an increase in the provision for loan losses, the establishment of a valuation allowance related to the net deferred tax asset and, to a lesser extent, write-downs of real estate owned by the Company.

	Unaudited				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share data)				
2008:					
Interest income	$39,627	$38,202	$ 37,748	$36,601	$152,178
Interest expense	22,685	19,287	18,951	17,993	78,916
Net interest income	16,942	18,915	18,797	18,608	73,262
Provision for loan losses	2,466	3,248	8,995	10,620	25,329
Net interest income after provision for loan losses	14,476	15,667	9,802	7,988	47,933
Non-interest income	6,270	2,908	(2,375)	(1,019)	5,784
Non-interest expenses	14,964	15,161	49,516	14,545	94,186
Income (loss) before taxes and discontinued operations	5,782	3,414	(42,089)	(7,576)	(40,469)
Income tax expense (benefit)	2,018	1,110	(3,132)	(3,236)	(3,240)
Net income (loss) before discontinued operations	3,764	2,304	(38,957)	(4,340)	(37,229)
Discontinued operations					
Net income of Butler Wick Corp., net of tax	279	425	403	843	1,950
Net income (loss)	$ 4,043	$ 2,729	$(38,554)	$ (3,497)	$ (35,279)
Earnings per share:					
Basic earnings (loss) from continuing operations	$ 0.13	$ 0.08	$ (1.32)	$ (0.15)	$ (1.26)
Basic earnings from discontinued operations	0.01	0.02	0.01	0.03	0.06
Basic earnings (loss)	0.14	0.10	(1.31)	(0.12)	(1.20)
Diluted earnings (loss) from continuing operations	0.13	0.08	(1.32)	(0.15)	(1.26)
Diluted earnings from discontinued operations	0.01	0.02	0.01	0.03	0.06
Diluted earnings (loss)	0.14	0.10	(1.31)	(0.12)	(1.20)

In the third quarter of 2008, the Company recognized an impairment charge related to goodwill that increased noninterest expense. Also in the third quarter of 2008, other-than-temporary impairment charges related to securities were taken that reduced noninterest income.

25. OTHER EVENTS

On November 30, 2009, Home Savings entered into an agreement with The Union Bank Company, a wholly-owned subsidiary of United Bancshares, Inc. for the sale of Home Savings' Findlay, Ohio branch. In the transaction, Union Bank will assume all of the deposit liabilities and buy the related fixed assets of the branch. In addition, Union Bank will acquire approximately $2.0 million in loans and $714,000 in fixed assets associated with the branch. Union Bank will also assume approximately $27.4 million in deposits associated with the branch. The Board of Directors of both companies approved the transaction. No shareholder approvals are required. The transaction is subject to customary conditions, including regulatory approvals, and is expected to close in the first quarter of 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Shareholders and Board of Directors
United Community Financial Corp.
Youngstown, Ohio

We have audited the accompanying consolidated statements of financial condition of United Community Financial Corp. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of United Community Financial Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Community Financial Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), United Community Financial Corp.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2010 expressed an unqualified opinion thereon.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 18, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of United Community Financial Corp. (United Community) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934). United Community's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. United Community's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of United Community; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of United Community are being made only in accordance with authorizations of management and directors of United Community; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of United Community's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of United Community's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that United Community maintained effective internal control over financial reporting as of December 31, 2009.

United Community's independent registered public accounting firm has issued its report on the effectiveness of United Community's internal control over financial reporting. That report follows under the heading, *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting*.

/S/ Douglas M. McKay

Douglas M. McKay, Chief Executive Officer
March 18, 2010

/S/ James R. Reske

James R. Reske, Chief Financial Officer
March 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors
United Community Financial Corp.
Youngstown, Ohio

We have audited United Community Financial Corp.'s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). United Community Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal controls over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, United Community Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of United Community Financial Corp. as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 18, 2010

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

United Community's management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2009, an evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of United Community's disclosure controls and procedures. Based on that evaluation, management concluded that disclosure controls and procedures as of December 31, 2009 were effective in ensuring material information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized and reported on a timely basis. Additionally, there were no changes in United Community's internal control over financial reporting that occurred during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, United Community's internal control over financial reporting. See "Management's Report on Internal Control Over Financial Reporting" and the "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting", both of which are contained in Item 8 of this Form 10-K and incorporated herein by reference.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers and Corporate Governance***

The information contained in the Proxy Statement for the 2010 Annual Meeting of Shareholders of United Community (Proxy Statement), to be filed with the Securities and Exchange Commission (Commission) on or about March 26, 2010, under the captions "Election of Directors," "Incumbent Directors," "Board Meetings and Committees," "Director Compensation," "Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

United Community has adopted a code of ethics applicable to all officers, directors and employees that complies with SEC requirements. A copy of the code may be obtained free of charge upon written request to James R. Reske, Chief Financial Officer, United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503.

Item 11. ***Executive Compensation***

The information contained in the Proxy Statement under the captions "Compensation of Executive Officers," "Compensation Committee Report" and "Compensation Discussion and Analysis," is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information contained in the Proxy Statement under the caption "Ownership of UCFC Shares" is incorporated herein by reference.

United Community maintains the United Community Financial Corp. 1999 Long-Term Incentive Plan (1999 Plan) and the United Community Financial Corp. Recognition and Retention Plan and Trust Agreement (RRP) under which it issued equity securities to its directors, officers and employees in exchange for goods or services. The 1999 Plan and the RRP were approved by United Community's shareholders at the 1999 Special Meeting of Shareholders.

On April 26, 2007, shareholders approved the United Community Financial Corp. 2007 Long-Term Incentive Plan (2007 Plan). The purpose of the 2007 Plan is the same as that of the 1999 Plan. The 2007 Plan provides for the issuance of up to 2,000,000 shares and is to be used for awards of restricted stock shares, stock options, performance awards, stock appreciation rights (SARs), or other forms of stock-based incentive awards. Further description of the 1999 Plan, RRP and 2007 Plan is included in Note 18 to the financial statements and incorporated herein by reference.

The following table shows, as of December 31, 2009, the number of common shares issuable upon the exercise of outstanding stock options, the weighted average exercise price of those stock options, and the number of common shares remaining for future issuance under the 2007 Plan, the 1999 Plan and the RRP, excluding shares issuable upon exercise of outstanding stock options.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	2,203,338	$7.94	1,749,020

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

The information contained in the Proxy Statement under the captions "Board Meetings and Committees," and "Compensation of Executive Officers — Related Person Transactions" is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information contained in the Proxy Statement under the caption "Audit Fees" is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Exhibits

(1) The Financial Statements are included in Item 8 to this Form 10-K.

(2) *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3)

3.1	Articles of Incorporation
3.2	Amended Code of Regulations
4	Agreement to Furnish Instruments
10	Material Contracts
11	Statement Regarding Computation of Per Share Earnings
20	Proxy Statement for 2010 Annual Meeting of Shareholders
21	Subsidiaries of Registrant
23	Crowe Horwath LLP Consent
31.1	Section 302 Certification by Chief Executive Officer
31.2	Section 302 Certification by Chief Financial Officer
32	Certification of Financial Statements by Chief Executive Officer and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED COMMUNITY FINANCIAL CORP.

/s/ *Douglas M. McKay*

Douglas M. McKay
Chairman of the Board and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated.

/s/ *Douglas M. McKay*

Douglas M. McKay
Chairman of the Board, Chief Executive Officer and Director
Date: March 18, 2010

/s/ *James R. Reske*

James R. Reske
Treasurer, Chief Financial Officer, and Principal Financial Officer
Date: March 18, 2010

/s/ *Eugenia C. Atkinson*

Eugenia C. Atkinson
Director
Date: March 18, 2010

/s/ *Richard J. Buoncore*

Richard J. Buoncore
Director
Date: March 18, 2010

/s/ *Scott N. Crewson*

Scott N. Crewson
Director
Date: March 18, 2010

/s/ *Scott D. Hunter*

Scott D. Hunter
Director
Date: March 18, 2010

/s/ *F. Scott O'Donnell*

F. Scott O'Donnell
Director
Date: March 18, 2010

/s/ *Richard J Schiraldi*

Richard J. Schiraldi
Director
Date: March 18, 2010

/s/ *Clarence R. Smith*

Clarence R. Smith
Director
Date: March 18, 2010

/s/ *David C. Sweet*

David C. Sweet
Director
Date: March 18, 2010

/s/ *Donald J. Varner*

Donald J. Varner
Director
Date: March 18, 2010

INDEX TO EXHIBITS

Exhibit Number		
3.1	Articles of Incorporation	Incorporated by reference to the Registration Statement on Form S-1 filed by United Community on March 13, 1998 (S-1) with the Securities and Exchange Commission (SEC), Exhibit 3.1
3.2	Amended Code of Regulations	Incorporated by reference to the 1998 10-K filed by United Community on March 31, 1999 via Edgar, film number 99582343, Exhibit 3.2
10.1	The Home Savings and Loan Company of Youngstown, Ohio Employee Stock Ownership Plan	Incorporated by reference to the 2001 10-K filed by United Community on March 29, 2002 via Edgar, film number 02593161, Exhibit 10.1
10.2	Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and Douglas M. McKay dated December 31, 2004	Incorporated by reference to the 2004 10-K/A filed by United Community on May 2, 2005 via Edgar, film number 04666159 (2004 10K/A), Exhibit 10.2
10.3	Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and Patrick W. Bevack dated December 31, 2004	Incorporated by reference to the 2004 10-K/A, Exhibit 10.3
10.4	Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and James R. Reske dated May 19, 2008	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.4
10.5	Amendment to Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and Douglas M. McKay dated January 1, 2009	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.5
10.6	Amendment to Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and Patrick W. Bevack dated January 1, 2009	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.6
10.7	Amendment to Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and James R. Reske dated January 1, 2009	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.7
10.8	Amended and Restated United Community 1999 Long -Term Incentive Plan	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.8
10.9	Amended and Restated United Community 2007 Long-Term Incentive Plan	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.9
10.10	Executive Incentive Plan	Incorporated by reference to the 8-K filed by United Community on July 21, 2009 via Edgar, film number 09955685
10.11	OTS Orders	Incorporated by reference to the 8-K filed by United Community on August 13, 2008 via Edgar, film number 081011722 Exhibit 10.1
10.12	Bank Orders	Incorporated by reference to the 8-K filed by United Community on August 13, 2008 via Edgar, film number 081011722 Exhibit 10.2

Exhibit Number		
11	Statement Regarding Computation of Per Share Earnings	Incorporated by reference to Note 23 to the Financial Statements included in the Annual Report, Item 8
20	Proxy Statement for 2010 Annual Meeting of Shareholders	Incorporated by reference to the Proxy Statement, to be filed with the Securities and Exchange Commission on or about March 26, 2010
21	Subsidiaries of Registrant	
23	Crowe Horwath LLP Consent	
31.1	Section 302 Certification by Chief Executive Officer	
31.2	Section 302 Certification by Chief Financial Officer	
32	Certification of Financial Statements by Chief Executive Officer and Chief Financial Officer	

EXHIBIT 21

SUBSIDIARIES

Name	State of Incorporation
The Home Savings and Loan Company of Youngstown, Ohio	Ohio

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (No. 333-38028, No. 333-86015, and 333-100081) on Form S-8 of our reports dated March 18, 2010 with respect to the consolidated financial statements of United Community Financial Corp. and the effectiveness of internal control over financial reporting, which reports appear in the Annual Report on Form 10-K of United Community Financial Corp. for the year ended December 31, 2009.

Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio
March 18, 2010

EXHIBIT 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Douglas M. McKay, certify that:

1) I have reviewed this annual report on Form 10-K of United Community Financial Corp.

2) Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Douglas M. McKay

Douglas M. McKay

Chief Executive Officer
March 18, 2010

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, James R. Reske, certify that:

1) I have reviewed this annual report on Form 10-K of United Community Financial Corp.

2) Based on my knowledge, this annual report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ James R. Reske

James R. Reske

Chief Financial Officer
March 18, 2010

EXHIBIT 32

UNITED COMMUNITY FINANCIAL CORP.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of United Community Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ *Douglas M. McKay*	/s/ *James R. Reske*
Douglas M. McKay Chief Executive Officer	James R. Reske Chief Financial Officer
March 18, 2010	March 18, 2010

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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UNITED COMMUNITY FINANCIAL CORP.

275 West Federal Street
Youngstown, Ohio 44503-1203
(330) 742-0500

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2010 Annual Meeting of Shareholders of United Community Financial Corp. will be held at Mr. Anthony's, 7440 South Avenue, Boardman, Ohio, on April 29, 2010, at 10:00 a.m., Eastern Time, for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To elect one new director and re-elect two directors of UCFC for terms expiring in 2013;
2. To ratify the selection of Crowe Horwath LLP as the auditors of UCFC for the current fiscal year; and
3. To transact such other business as may properly come before the Annual Meeting.

Only shareholders of record at the close of business on March 12, 2010, will be entitled to vote at the Annual Meeting. Whether or not you expect to attend the Annual Meeting, we urge you to consider the accompanying proxy statement carefully and to SIGN, DATE AND PROMPTLY RETURN THE ENCLOSED PROXY SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES AND THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING MAY BE ASSURED. Submitting a proxy does not affect your right to vote in person in the event you attend the Annual Meeting.

By Order of the Board of Directors



Jude J. Nohra
General Counsel & Secretary

Youngstown, Ohio
March 26, 2010

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United Community Financial Corp.

275 West Federal Street
Youngstown, Ohio 44503-1203
(330) 742-0500

PROXY STATEMENT

PROXIES

The Board of Directors of United Community Financial Corp., an Ohio corporation, is soliciting the enclosed proxy for use at the 2010 Annual Meeting of Shareholders of UCFC to be held at Mr. Anthony's, 7440 South Avenue, Boardman, Ohio, on April 29, 2010, at 10:00 a.m., Eastern Time, and at any adjournments thereof.

Each properly executed proxy received prior to the Annual Meeting and not revoked will be voted as specified thereon or, in the absence of specific instructions to the contrary, will be voted:

"FOR" the re-election of Eugenia C. Atkinson and Scott N. Crewson and the election of Patrick W. Bevack, as directors of UCFC for terms expiring in 2013; and

"FOR" the ratification of the selection of Crowe Horwath LLP as the auditors of UCFC for the current fiscal year.

Proxies may be revoked by (a) delivering a written notice expressly revoking the proxy to the Secretary of UCFC at the above address prior to the Annual Meeting, (b) delivering a later dated proxy to UCFC at the above address prior to the Annual Meeting, or (c) attending the Annual Meeting and voting in person. Proxies may be solicited by the directors, officers and other employees of UCFC and The Home Savings and Loan Company of Youngstown, Ohio, a wholly-owned subsidiary of UCFC, in person or by telephone, telecopy, telegraph or mail, only for use at the Annual Meeting. All solicitation costs will be borne by UCFC.

UCFC has retained The Altman Group, Lyndhurst, New Jersey, to aid in the solicitation of proxies for the Annual Meeting. The Altman Group will receive a base fee of $5,500, plus reimbursement of out-of-pocket fees and expenses for its proxy solicitation services.

In some cases, UCFC has multiple shareholders of record at a single address. UCFC sends a single annual report and proxy statement to that address unless it receives instructions to the contrary. However, each shareholder of record will continue to receive a separate proxy card. This practice, known as "householding," is designed to reduce printing and postage costs. If you wish to receive a separate copy of this year's annual report or proxy statement, you may request it by writing to the Secretary of UCFC at the above address or calling (330) 742-0500. If you wish to discontinue householding entirely, you may contact Registrar and Transfer Company by telephone at 1-800-368-5948, by e-mail at info@rtco.com, or by written instructions sent to Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572. If you receive multiple copies of the annual report and proxy statement, you may request householding by contacting Registrar and Transfer as noted above. If your shares are held in street name through a bank, broker or other holder of record, you may request householding by contacting that bank, broker or other holder of record.

This proxy statement is first being mailed to the shareholders of UCFC on or about March 26, 2010.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 29, 2010

The Proxy Statement, Form 10-K for the year ended December 31, 2009, and the 2009 Annual Report to shareholders are available at http://www.cfpproxy.com/4576.

VOTING RIGHTS

Only shareholders of record as of the close of business on March 12, 2010, are entitled to vote at the Annual Meeting. As of the Voting Record Date, there were 30,897,825 votes entitled to be cast at the Annual Meeting. Each share is entitled to one vote at the Annual Meeting on all matters properly presented at the meeting.

Shares represented by properly executed proxies returned to UCFC prior to the Annual Meeting will be counted toward the establishment of a quorum for the Annual Meeting even though they are marked "ABSTAIN" or "AGAINST" or to withhold authority on any or all matters or are not marked at all.

"Broker non-votes" are shares held of record by brokers or other nominees that are present in person or by proxy at the meeting, but are not voted because instructions have not been received from the beneficial owner with respect to a particular matter over which the broker or nominee does not have discretionary authority to vote. Broker non-votes are counted toward the establishment of a quorum. If you do not return a proxy card and your shares are held in "street name," your broker may be permitted, under the applicable rules of the self regulatory organizations of which it is a member, to vote your shares in its discretion on certain matters that are deemed to be routine, such as ratification of the appointment of our independent auditors. However, because of a rule change that became effective on January 1, 2010, your broker no longer has discretionary authority to vote your shares in the election of directors. **We encourage you to promptly provide your broker or other nominee with voting instructions if you want your shares voted in the election of directors and to carefully follow the instructions your broker gives you pertaining to their procedures.**

Those shares represented by properly executed proxies received prior to the Annual Meeting and not revoked will be voted as directed by the shareholder. All valid proxies received prior to the Annual Meeting that do not specify how shares should be voted will be voted FOR the Board's nominees and FOR the ratification of the selection of Crowe Horwath, unless the proxy represents a broker non-vote.

Directors are elected by a plurality of the votes cast with a quorum present. This means that if there are more nominees than director positions to be filled, the nominees for whom the most votes are cast will be elected. No shareholder may cumulate votes in the election of directors.

The affirmative vote of the holders of a majority of the shares of UCFC represented in person or by proxy at the Annual Meeting is necessary to ratify the selection of Crowe Horwath as the auditors of UCFC for the current fiscal year.

ELECTION OF DIRECTORS

Criteria and Diversity

In considering whether to recommend to the Board any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by shareholders, the Nominating and Governance Committee will apply the criteria set forth in UCFC's Nominating and Governance Committee Charter and Corporate Governance Guidelines.

Although UCFC does not have a specific diversity policy for recruitment of directors, the Charter specifies that the Nominating and Governance Committee should seek candidates with diverse experiences, as described below. The Charter also identifies certain skills and experience desired in a new director, such as community involvement, marketing or sales experience, financial expertise, business experience, technological knowledge or business development expertise. Pursuant to the Charter, the Nominating and Governance Committee is charged with seeking candidates who, both individually and as a group:

- Meet UCFC's strategic needs and will be effective in meeting the long term interests of UCFC and its shareholders;
- Possess the highest personal values, judgment and integrity;
- Have an understanding of the regulatory and policy environment in which UCFC and Home Savings operate; and

- Have diverse experience in the key business, financial and other challenges that face UCFC and Home Savings.

In addition, the Governance Guidelines set forth a number of standards that should be used to assess director qualifications, including whether the candidate:

- Has experience as a Chief Executive Officer, member of senior management or director of a nationally recognized or otherwise significant business, financial services, accounting, educational or not-for-profit organization;
- Has particular skills or expertise that enhance the overall composition of the Board;
- Is a member of any other publicly held corporation's boards or audit committees, which membership is limited to no more than four boards and two audit committees;
- Is affiliated with a service provider to UCFC; and
- Owns any common shares of UCFC. If a candidate does not own UCFC common shares, he or she must acquire at least 1,000 shares upon joining the Board. This ownership is ensured by requiring that a director's fees first are used to acquire 1,000 UCFC common shares and then the director will be paid his or her fees in cash.

The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. UCFC believes that a Board composed of directors with a wide variety of skills, expertise and professional and civic backgrounds contributes to the overall success of the company and allows the Board to fulfill its responsibilities to shareholders, employees and the communities it serves. No nominee is discriminated against on the basis of their race, religion, national origin, sexual orientation, disability or on any other basis proscribed by applicable law or regulation.

The Governance Guidelines also provide, among other things, that a director who reaches the age of 75 before the end of such director's term shall retire on or before the first annual meeting of shareholders at which such director would stand for reelection by shareholders. However an existing director over the age of 70 as of January 2009, when the Governance Guidelines were adopted, may remain a director for a period of five years from the date of the adoption. Thereafter, the director must retire at the first annual meeting of shareholders following the fifth anniversary of the adoption of the Governance Guidelines.

UCFC encourages all directors to attend the annual meeting of shareholders, and all of UCFC's directors attended the 2009 Annual Meeting of Shareholders.

Recruitment, Appointment and Recommendation regarding Director Candidates

As part of UCFC and Home Savings' goals to recruit additional qualified candidates to the Board, the Nominating and Governance Committee and some of UCFC and Home Savings' executive officers engaged in a diligent recruiting effort to seek new directors. In accordance with applicable law, regulation and the Orders to Cease and Desist that each of UCFC and Home Savings entered into with its applicable regulator, UCFC and Home Savings were required to submit formal applications to the Office of Thrift Supervision, the Federal Deposit Insurance Corporation and the Ohio Division of Financial Institutions to seek approval, or what is commonly referred to as a "No Objection Letter," for the appointment of directors to the Board.

As a result of these efforts and through the application process, during 2009, UCFC and Home Savings successfully recruited and appointed three highly qualified and skilled directors, namely The Honorable Scott D. Hunter, Scott N. Crewson and F. Scott O'Donnell. Their individual qualifications are more particularly described below. The Board and management of UCFC are pleased to have the opportunity to work with these new directors. Mr. Crewson is up for re-election by shareholders at this Annual Meeting, while Messrs. O'Donnell and Hunter will be up for re-election in 2011 and 2012, respectively. Additionally, as discussed below, the Nominating and Governance Committee approved, and the Board is pleased to recommend, Patrick W. Bevack as a nominee for election to the UCFC Board. Mr. Bevack currently serves as a director and the President and CEO of Home Savings.

On June 25, 2009, after receiving a no objection letter from regulators, the UCFC Board appointed Mr. Hunter to fill the vacancy created by the resignation of Thomas J. Cavalier, and the Home Savings Board appointed him to fill the vacancy created by the resignation of Patrick A. Kelly. The Board determined that Mr. Hunter would be a valuable addition to the Board, and it specifically considered his long history of practicing real estate law and title insurance, his broad knowledge of commercial and residential real estate lending, including the appraisal process and lien priorities, his extensive public service as a mayor, county and municipal judge, city councilman and other positions and his myriad professional associations.

On August 7, 2009, after receiving a no objection letter from regulators, the UCFC Board appointed Mr. Crewson to fill the vacancy created by the retirement of David G. Lodge, and the Home Savings Board appointed Mr. Crewson to fill a newly created vacancy on the Home Savings Board. The vacancy on the Home Savings Board was created on July 15, 2009 by the UCFC Board, on behalf of UCFC as the sole shareholder of Home Savings, when the UCFC Board fixed the number of directors of Home Savings at 10. The Board determined that Mr. Crewson would be a valuable addition to the Board, and it specifically considered his extensive business acumen developed during his tenure with BP plc, where he spent 27 years. Mr. Crewson's demonstrated competencies include, but are not limited to: profit and loss management, new business development, performance management, risk management, strategic planning and mergers and acquisitions.

Upon receiving a no objection letter from its regulators regarding the appointment of Mr. O'Donnell to the UCFC and Home Savings Boards, the UCFC Board, on September 23, 2009, fixed the number of directors of UCFC's Board at 10, and as the sole shareholder of Home Savings, fixed the number of directors of Home Saving's Board at 11. These Board actions created vacancies on both Boards. On that same day, the Boards of UCFC and Home Savings appointed Mr. O'Donnell to fill these vacancies. Prior to his becoming a director, the UCFC Board determined that Mr. O'Donnell should be engaged as a consultant to the Board on a wide variety of Board and regulatory matters because of his extensive professional experience in the financial services industry for Society Corporation (now known as KeyCorp.) and Heritage Bank, as an examiner for the Comptroller of Currency and as the Superintendent of Financial Institutions for the Ohio Division of Financial Institutions. It was those specific experiences and his vast knowledge of banking regulations and the financial services business that led the Board to determine that he should be appointed to the Board as a director. Mr. O'Donnell's consulting agreement with the Board was terminated when he was appointed to the Board.

On January 20, 2010, the Nominating and Governance Committee and the Board of UCFC recommended and approved that Mr. Bevack be nominated as a candidate for election to the Board of UCFC at the Annual Meeting. The Board determined that Mr. Bevack would be a valuable addition to the Board, and it specifically considered his 34 years of working in the financial institutions industry, his service to Home Savings as a director and as an officer in a number of executive positions, including currently as President and CEO and previously as President and COO, EVP and CFO and Senior Vice President/Residential Mortgage Lending, and the fact that Mr. Bevack is a certified public accountant. The UCFC Board received notice from the OTS that it does not object to Mr. Bevack serving on the Board of UCFC. Mr. Bevack has been nominated for election to the Board to fill the seat currently held by Mr. Smith, who decided not to sit for re-election as a director.

Mr. Smith has served as a director of UCFC since March of 2005 and as a director of Home Savings since May 1976. His dedication and loyalty to UCFC, Home Savings and the communities we serve is unparalleled, and the Board and management will sincerely miss his guidance, leadership and generosity of spirit.

Nominees for Election as Directors (Term Expiring in 2013)

The following information, as of the date of this proxy statement, concerning the age, principal occupation, affiliations and business experience of each nominee for election or re-election as a director of UCFC has been furnished to UCFC by each director nominee. In addition, the information set forth below reflects the evaluation of the Nominating and Governance Committee and the Board regarding the key attributes, skills and qualifications presented by each director nominee.

The Board has nominated the following directors for election or re-election for terms expiring in 2013:

Name	Age	Positions Held	Director of UCFC Since
Eugenia C. Atkinson	67	Director	2005
Patrick W. Bevack	63	Director, President and CEO of Home Savings	n/a
Scott N. Crewson	53	Director	2009

Eugenia C. Atkinson. Mrs. Atkinson was the Executive Director of Youngstown Metropolitan Housing Authority from 2000 until her retirement in 2007. Prior to that time, Mrs. Atkinson served as the Deputy Executive Director for the Authority. Mrs. Atkinson also has served as a director of Home Savings since 1999. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mrs. Atkinson has developed through her (i) tenure as Executive Director of the Authority, where she was responsible for managing the day-to-day operations of the Authority and overseeing human resources, operations, facilities management, budgeting and federal regulatory compliance, (ii) long service to Home Savings and UCFC as a director and a member of numerous committees, (iii) significant community service on a variety of not-for-profit boards; (iv) service as a member of the Youngstown State University Board of Trustees, where she was Chairperson; and (v) skills developed through managing people, budgets and finances through varying economic conditions allow her to provide valuable leadership experience, community perspective and business expertise to the Board, and the Board has recommended her nomination for re-election.

Patrick W. Bevack. Mr. Bevack was appointed President and Chief Executive Officer of Home Savings in March 2009. Prior to this, Mr. Bevack had served as President and Chief Operating Officer since January of 2007. From June 2003 through January 2007, Mr. Bevack was Executive Vice President, Chief Financial Officer and Treasurer of Home Savings. Mr. Bevack joined Home Savings in June 2000 and served as Senior Vice President of Mortgage Lending until June 2003. Prior to joining Home Savings, he was Executive Vice President, Chief Financial Officer and Assistant Secretary of Metropolitan Bank and Trust. Mr. Bevack also serves as a Director of Home Savings, is a CPA and serves on a number of not-for-profit boards. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. Bevack has developed through over 34 years of service in the banking industry allow him to provide technical knowledge in all operational areas of banking (including administration, operations, audit, accounting and finance, marketing, retail banking and mortgage and commercial lending), invaluable business and leadership experience to the Board, and the Board has recommended his nomination for election.

Scott N. Crewson. Mr. Crewson retired from BP plc, London England, in 2008, after having served the company over 27 years in a variety of executive level positions, including most recently as Deputy Director, Business Development in London, England from 2005 through 2008. Prior to that, he served as Commercial Manager, Toledo Refinery from 1998 through 2004. He joined the UCFC and Home Savings Boards in 2009. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications, including, but not limited to, profit and loss management, new business development, performance management, risk management and strategic planning that Mr. Crewson has developed through his myriad executive positions held with BP plc and his highly developed business acumen allow him to provide invaluable business experience, valuable leadership experience and guidance and expertise on strategic planning, risk management and profit and loss management to the Board and management, and the Board has recommended his nomination for re-election.

If any nominee is unable to stand for election, any proxies granting authority to vote for such nominee will be voted for such substitute as the Board recommends.

In accordance with UCFC's Code of Regulations, nominees for election as directors may be proposed only by the directors or by a shareholder entitled to vote for directors in a written nomination received by the Secretary of UCFC by the 60th day before the first anniversary of the most recent annual meeting of shareholders held for the election of directors. If the annual meeting for the election of directors in any year is not held on or before the 31st day following such anniversary, then the written notice shall be received by the Secretary within a reasonable time prior to the date of the annual meeting. Each written nomination must state the name, age, business or residence address of the nominee, the principal occupation or employment of the nominee, the particular experience, qualifications, attributes or skills of such nominee that qualify him or her for election to the Board, the number of common shares of UCFC owned either beneficially or of record by each nominee and the length of time the UCFC shares have been so owned. No director nominations were received from any shareholders of UCFC with respect to the Annual Meeting.

INCUMBENT DIRECTORS

The following information, as of the date of this proxy statement, concerning the age, principal occupation, other some of the affiliations and business experience of each of the continuing directors of UCFC has been furnished to UCFC by each director. In addition, the information set forth below reflects the evaluation of the Nominating Committee and the Board of Directors regarding the key attributes, skills and qualifications possessed by each continuing director.

The following directors will continue to serve on the Boards of both UCFC and Home Savings after the Annual Meeting for the terms indicated:

Name	Age	Positions Held	Director of UCFC Since	Term Expiring In
Richard J. Buoncore	53	Director	2007	2011
F. Scott O'Donnell	69	Director	2009	2011
Richard J. Schiraldi	55	Director	2002	2011
David C. Sweet	70	Director	2004	2011
Scott D. Hunter	47	Director	2009	2012
Douglas M. McKay	62	Director, Chairman of the Board and CEO of UCFC, Chairman of the Board of Home Savings	1998	2012
Donald J. Varner	78	Director	2007	2012

Richard J. Buoncore. Mr. Buoncore is a CPA and a managing partner of MAI Wealth Advisors, LLC, Cleveland, Ohio, a position he has held since December 2006. Previously, Mr. Buoncore was Managing Partner of BC Investment Partners LLC, which merged into MAI Wealth Advisors, a position he had held since 2005. From 1999 until 2005, he was the Chief Executive Officer of Victory Capital Management, Cleveland, Ohio, and served as its President and Chief Operating Officer from 1995 until 1999. Additionally, Mr. Buoncore has seven years of audit experience as a CPA with KPMG in New York, and six years of investment banking experience with Lehman Brothers. Mr. Buoncore also serves as a director of Home Savings and on a variety of not-for-profit boards. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. Buoncore has developed through his experience (i) in investment banking, accounting, wealth management, (ii) leading a growing privately-held wealth management business and serving as CEO and President and COO of another wealth management company, with responsibility for all segments of company operations and financial areas, and (iii) serving on multiple not-for-profit boards allow him to provide technical financial services knowledge, community perspective, valuable leadership experience, an important retail perspective and structured operational experience as well as accounting, financial and administrative expertise to the Board.

F. Scott O'Donnell. Mr. O'Donnell is the President of O'Donnell & Associates, LTD, Avon Lake, Ohio, a firm he founded in 2007 to provide specialized consulting services to banks, boards of directors and others interested in the banking industry. From March 1999 through March 2007, Mr. O'Donnell served as the Superintendent of Financial Institutions for the State of Ohio. He also served as an OCC examiner. Mr. O'Donnell has more than 25 years of experience in banking and regulatory agencies. Mr. O'Donnell joined the UCFC and Home Savings Boards in 2009. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. O'Donnell has developed through his extensive experience in banking and as an examiner and regulator allow him to provide technical banking knowledge, guidance and expertise on regulatory compliance, political and community perspective and valuable leadership experience to the Board.

Richard J. Schiraldi. Mr. Schiraldi is a CPA and has been a partner at Cohen & Company, Certified Public Accountants, Youngstown, Ohio, since 1990. Mr. Schiraldi served as Director of Tax Operations at Cohen from

1983 until 2003. Prior to that, Mr. Schiraldi worked for Touche Ross. He is an owner and director of Sequoia Financial Group, LLC, which provides a variety of services including financial planning and asset management services, insurance sales, estate planning, and employee retirement design and implementation services. Mr. Schiraldi also serves as a director of Home Savings, and he has a distinguished record of serving his community as a trustee or director of numerous not-for-profit entities. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. Schiraldi has developed as a CPA in public practice for approximately 24 years, as an owner and manager of privately held businesses and as a director of numerous not-for-profit entities allow him to provide tax, accounting and financial expertise as well as valuable leadership experience to the Board.

David C. Sweet. Dr. Sweet is the President of Youngstown State University, Youngstown, Ohio, a position he has held since July 2000. As President of YSU, Dr. Sweet provides leadership to a university with 14,600 students, 2,100 employees and a total budget in excess of $200 million. From 1978 until July 2000, he was the founding Dean and a Professor of the College of Urban Affairs — Cleveland State University. From 1975 to 1978, he was a Commissioner with the Ohio Public Utilities Commission, responsible for regulation of electric, natural gas, telephone and other utilities. From 1971 to 1974, he was the Director of the Ohio Department of Development, responsible for the State's economic and community development programs. He also serves as a director of Home Savings, and he has a distinguished record of serving his community as a trustee of numerous not-for-profit entities. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Dr. Sweet has developed through his presidency at YSU, his long history in education, his extensive civic service and his experience with governmental and regulatory agencies provides significant guidance and expertise on regulatory compliance, community perspective and valuable leadership experience to the Board.

Scott D. Hunter. Mr. Hunter currently serves as a Mahoning County, Ohio, Area Court Judge and Judge of the Mahoning County, Ohio, Misdemeanor Drug Court, positions he has held since July 1999. He also has been the managing member of Hunter-Stevens Land Title Agency, LTD, Canfield, Ohio, since March 1998, and has maintained a private law practice. He previously served as a partner of the Davis & Davis Law Firm. Mr. Hunter joined the UCFC and Home Savings Boards in 2009. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. Hunter has developed through (i) approximately 22 years of providing legal services and working in the real estate, title and escrow industries and (ii) his vast community, public and political service and experience, give him considerable experience within the banking and lending industry and allow him to provide significant guidance and expertise on regulatory compliance, community perspective, lending and real estate guidance and valuable leadership experience to the Board.

Douglas M. McKay. Mr. McKay joined Home Savings in 1971. Mr. McKay has been the Chairman of the Board and CEO of UCFC since 1998. He also served as President of UCFC from 1998 until January 2007, and he has held that office again at UCFC since August 13, 2009. He is the Chairman of the Board of Home Savings, a position he has held since 1995. From 1995 to March 2008, Mr. McKay served as CEO and Chairman of the Board of Home Savings and, from 1996 until March 2000, also served as President of Home Savings. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. McKay has developed through approximately 39 years of experience in banking, including serving as the Chief Executive Officer of Home Savings for 13 years, allow him to provide strategic planning, technical knowledge in all operational areas of banking (including administration, operations, marketing, retail banking and mortgage and commercial lending), community perspective and valuable leadership experience to the Board.

Donald J. Varner. Mr. Varner, an attorney, was UCFC's Secretary from 1998 until his retirement in 2004 and a Senior Vice President of Home Savings from 1995 until his retirement in 2004. Prior to that time, Mr. Varner served as Home Savings' Vice President and Corporate Counsel from 1976 to 1995, and he first joined Home Savings in 1957. Mr. Varner serves as a director of Home Savings, and he has been a member of that Board since 1987. In his role as a Senior Vice President, he managed retail banking and the legal department, started a secondary marketing program and served as Corporate Secretary. The Nominating and Governance Committee and the Board believe that the attributes, skills and qualifications that Mr. Varner has developed through approximately 47 years of experience in banking, and more than 40 years as a practicing attorney, allow him to provide strategic planning, technical banking knowledge in all operational areas of banking (including administration, legal, operations, marketing, retail banking and mortgage and commercial lending), community perspective and valuable leadership experience to the Board.

Federal and State Administrative Orders

In August 2008, the members of the Board of UCFC consented and stipulated to an Order to Cease and Desist issued by the OTS. Additionally, in August 2008, the members of the Board of Home Savings consented and stipulated to an Order to Cease and Desist issued by the FDIC and ODFI. While none of UCFC, Home Savings nor its officers or directors admitted or denied any wrongdoing, some of the directors who are up for re-election and some incumbent directors are parties to the OTS Order, including Mrs. Atkinson, Messrs. Buoncore, McKay, Schiraldi, Smith and Varner and Dr. Sweet, and the FDIC and ODFI Order, including Mrs. Atkinson, Messrs. Bevack, Buoncore, McKay, Schiraldi, Smith and Varner and Dr. Sweet. UCFC has completed or is complying with all provisions of the OTS Order, and Home Savings has either completed or is complying with all provisions of the FDIC and ODFI Order. Some provisions of the Orders require ongoing monitoring, compliance and reporting, and UCFC and Home Savings, the Boards and management are performing those obligations.

BOARD MEETINGS AND COMMITTEES

The Board has determined that Messrs. Buoncore, Crewson, Hunter, O'Donnell, Schiraldi, Smith, Sweet and Varner and Mrs. Atkinson are each considered "independent" as set forth in (a) Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, (b) Securities and Exchange Commission Rule 10A-3(b) (17CFR 240.10A-3(b)), and (c) Listing Rule 5605(a)(2) of the NASDAQ.

The Board of UCFC met five times for regularly scheduled meetings and five times for special meetings during 2009. Four of these meetings were considered brief meetings, and no fee was paid. See "Director Compensation" below for an explanation of director compensation and for a description of which meetings directors have determined no fee will be paid. The Board of UCFC has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Compliance and Risk Management Committee. The Charters of the Audit, Compensation and the Nominating and Governance Committees are available by selecting the Investor Relations link on UCFC's website at www.ucfconline.com.

During 2009, the Boards of UCFC and Home Savings and the Board Committees described below met many times in executive sessions. As discussed below under "BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT — Board Leadership", Mrs. Atkinson, as Chairwoman of the Nominating and Governance Committee, presides over executive sessions of the UCFC and Home Savings Boards, while the chairperson of each specific committee presides over executive sessions of that Committee.

Audit Committee

The Audit Committee of UCFC is responsible for overseeing UCFC's accounting and internal auditing functions and controls, loan review function and engaging an independent registered public accounting firm to audit UCFC's financial statements and internal controls over financial reporting. The current members of the Audit Committee are Mrs. Atkinson, Messrs. Schiraldi, and Buoncore and Dr. Sweet, all of whom are considered "independent" under the listing standards of NASDAQ. Mr. Schiraldi is the Chairman of the Audit Committee. The Board has determined that Messrs. Schiraldi and Buoncore qualify as audit committee financial experts. The Audit Committee met twelve times during 2009, but six of those meetings were brief and no fee was paid to members.

Compensation Committee

The Compensation Committee of UCFC has the primary responsibility for assisting the Board in discharging its responsibilities relating to the compensation of UCFC's Named Executive Officers. The Committee annually recommends the compensation package for the Named Executive Officers (those executives for whom compensation is required to be disclosed in the Summary Compensation table below) to the Board for its approval. From time to time, the Committee invites certain members of management to attend meetings to discuss the performance of UCFC and other matters affecting the compensation of each of the Named Executive Officers. Neither

Mr. McKay nor Mr. Bevack makes recommendations to the Compensation Committee regarding his own compensation. The current members of the Compensation Committee, all of who are independent, are Mrs. Atkinson and Messrs. Buoncore, Crewson, Schiraldi and Smith. Mr. Buoncore is the Chairman of the Compensation Committee. The Compensation Committee met thirteen times during 2009, but one of those meetings was considered a continuation of a prior meeting and six were considered brief and no fee was paid to members.

Nominating and Governance Committee

The Nominating and Governance Committee of UCFC is responsible for receiving and evaluating recommendations for potential Board members from directors and shareholders, recommending to the Board a slate of director nominees to be elected by shareholders and overseeing governance matters affecting officers and directors of UCFC and Home Savings. In selecting nominees, the Nominating and Governance Committee considers the criteria discussed above. The Nominating and Governance Committee evaluates nominations properly submitted by shareholders on the same basis that it considers nominations submitted by directors. The current members of the Nominating and Governance Committee, all of who are independent, are Mrs. Atkinson, Messrs. Buoncore, Crewson, Hunter, O'Donnell, Schiraldi, Smith and Varner and Dr. Sweet. Mrs. Atkinson is the Chairwoman of the Nominating and Governance Committee. The Nominating and Governance Committee met eleven times during 2009, but one of those meetings was considered a continuation of a prior meeting and two were considered brief and no fee was paid to members.

Compliance and Risk Management Committee

The Compliance and Risk Management Committee of UCFC and Home Savings is responsible for overseeing specific areas of risk, as more fully described below under the heading "Role of Board in Risk Oversight", and compliance with the Orders to Cease and Desist and applicable laws and regulations. The current members of the Compliance and Risk Management Committee, all of who are independent, are Mrs. Atkinson, Dr. Sweet and Messrs. Buoncore, Crewson, Hunter, O'Donnell, Schiraldi, Smith and Varner. Dr. Sweet is the Chairman of the Compliance and Risk Management Committee. The Compliance and Risk Management Committee of UCFC and Home Savings met fourteen times in 2009, but four of these meetings were brief meetings and no fee was paid to members.

Each incumbent director and each director standing for re-election attended at least 75% of the aggregate of the meetings of the Board and the Committees on which he or she serves.

BOARD LEADERSHIP STRUCTURE AND RISK OVERSIGHT

Board Leadership

Mr. McKay serves as the Chairman of the Board and Chief Executive Officer of UCFC. During the latter part of 2008 and early 2009, the Nominating and Governance Committee reviewed and considered UCFC's and Home Savings' Board leadership structure. It specifically considered whether to split the roles of Chairman of the Board and CEO at UCFC and whether to appoint a lead independent director at UCFC and/or Home Savings. As part of that study, the Committee reviewed and considered the job descriptions of Mr. McKay, the potential job descriptions if the positions were split, the potential job descriptions for a lead independent director and an analysis of UCFC's peer companies. As more particularly described below, the Committee determined that splitting the roles of Chairman and CEO would not be in the best interests of UCFC, and that the appointment of a lead independent director was unnecessary.

The Board of Home Savings engaged in a management study during 2008. In connection with that study and in reviewing the leadership structure of the Board of Home Savings, the Nominating and Governance Committee and Board determined that Mr. McKay would remain the Chairman of the Board, and Mr. Bevack, who was the President and Chief Operating Officer of Home Savings, would be promoted to President and Chief Executive Officer of Home Savings. The Board believed this leadership was most appropriate for UCFC because it permitted Mr. McKay to focus on the long-term strategic objectives of, and running the day-to-day operations for, UCFC. In addition, Mr. McKay provides guidance to Mr. Bevack and sets the agenda for, and presides over, Home Savings Board meetings.

The Committee has reviewed its current Board leadership structure in connection with the filing of this proxy statement. In doing so, the Committee has concluded, as it did previously, that the most effective Board leadership structure for UCFC is for Mr. McKay to serve as both Chairman and CEO of UCFC, a structure that has served UCFC well for many years. UCFC also does not have a lead independent director. The Boards maintain the authority at all times to modify this structure if necessary when doing so would be in UCFC's best interests.

The Board of UCFC believes that the current leadership structure is efficient and in the best interests of UCFC for the following reasons:

- The Chief Executive Officer's day-to-day management and operation of UCFC and execution of UCFC's strategy provides the Chief Executive Officer with a comprehensive understanding of UCFC's performance and strategic priorities, which is crucial for leading discussions of the Board of Directors and executing strategy;
- UCFC's existing Corporate Governance Guidelines, committee charters and policies (including those of Home Savings) provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management and the Guidelines, charters and policies therefore achieve independent oversight and management accountability, which is the goal that many seek to achieve by separating the roles of Chairman of the Board and Chief Executive Officer;
- UCFC's Corporate Governance Guidelines provide for the chair of the Nominating and Governance Committee to preside over all executive sessions of the Board, and the Board has held numerous executive sessions over the past year; and
- The Board has separated the role of Chairman and CEO at Home Savings, and this has allowed Mr. McKay as Chairman and CEO of UCFC to focus his attention on the strategic objectives of UCFC and to build an investor relations program.

Role of Board of Directors in Risk Oversight

The UCFC and Home Savings Boards' role in the risk oversight process includes receiving regular reports from members of senior management on areas of material risk to UCFC and Home Savings. The Boards (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate "risk owner" within the organization, which enable it to understand our risk identification, risk management and risk mitigation strategies. When a Committee receives the report, the minutes of the meeting of such Committee notes the discussion, any necessary actions to be taken arising out of such report(s) and the approval of such report by the Committee. The Boards review the minutes of the Board's Committees. This enables the Board and its Committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

UCFC and Home Savings together have four Board committees that review and evaluate risk within the combined organization, including the Audit, Compensation, Compliance and Risk Management and Board Loan Committees.

The Audit Committee provides oversight over nearly all types of risk within the organization. It provides this oversight by receiving and reviewing independent reports from internal audit via the Internal Audit Manager (who manages internal audit through UCFC's and Home Savings' third party internal auditor and also chairs the Asset Review Committee), outside loan review and UCFC's public accounting firm. The Audit Committee also receives reports from Home Savings' President and CEO, UCFC and Home Savings' Chief Financial Officer, UCFC and Home Savings' General Counsel and Home Savings' Compliance and Bank Secrecy Act Officer.

The Compensation Committee, which reviews and approves the compensation of the Named Executive Officers (as discussed below), develops the executive incentive program and is charged with awarding equity awards under UCFC's Long-Term Incentive Compensation Plans. In addition, the Committee reviews and approves a compensation risk assessment regarding all of UCFC and Home Savings' compensation plans, which is prepared by Home Savings' Chief Risk Officer and Director of Human Resources, in consultation with UCFC and Home Savings' General Counsel. The Assessment concluded that none of UCFC's or Home Saving' compensation plans present a material adverse risk to either UCFC or Home Savings, nor do they promote excessive or inappropriate risk taking.

The Compliance and Risk Management Committee assists the Board in overseeing UCFC's enterprise-wide risks, including credit, market, liquidity, operational, legal and reputational risk. Towards this end, the Committee monitors the level and trend of key risks and management's compliance with risk tolerances established by the UCFC and Home Savings Boards and Home Savings' Corporate Risk Management and Control Policy. The Committee also oversees and reviews the effectiveness of Home Savings' system for monitoring compliance with the Orders to Cease and Desist and applicable laws and regulations, monitors whether material new initiatives have been appropriately analyzed and approved and reviews regulatory correspondence directed to the Board's attention and the adequacy of management's response.

The Home Savings Board Loan Committee, in addition to approving a wide variety of commercial loans and modifications, approves all charge offs equal to or greater than $1.0 million. Additionally, the Committee receives monthly reports that assist in monitoring credit risk, including loan policy exception reports, asset quality trend reports, new loan reports, maturing and matured loan reports and special assets reports. The Board Loan Committee is comprised of a majority of independent directors. The current members are Messrs. Varner, Bevack, Hunter, McKay, O'Donnell and Smith. Mr. Varner is the Chairman of the Board Loan Committee. The Committee met seventeen times during 2009.

Additionally, UCFC has a management level Disclosure Committee, which reviews SEC disclosures, including but not limited to UCFC's earnings releases, Forms 10-K and 10-Q and proxy statements. Home Savings has the following management level committees: Asset/Liability Committee (upon which an independent director, Mr. Schiraldi, sits), Asset Review Committee (upon which an independent director, Mr. Varner sits), Community Reinvestment Act Committee, Compensation and Benefits Committee, Special Assets Committee, Investment Committee, Information Technology Steering Committee, Officers Loan Committee, and Officers Risk Management Committee. All of these management level committees also assess risk, and either through submission of their minutes to the Board or a committee of the Board or through reporting at a one or more of the Board Committee meetings, report to the Board on risks reviewed and assessed at the respective committee.

The Officers Risk Management Committee is chaired by Home Savings' Chief Risk Officer, and she reports the results of or oversees various risk assessments, including but not limited to those conducted by members of the Officers Risk Management Committee: credit, market, liquidity, operational, legal and reputational Risk. The Chief Risk Officer reports the results of such assessments directly to the Board Compliance and Risk Management Committee.

DIRECTOR COMPENSATION

Each independent director of UCFC who also is a director of Home Savings receives a $10,000 retainer from Home Savings, and each independent UCFC director who is not a Home Savings director receives a $10,000 retainer from UCFC. Currently, all independent directors of UCFC also serve on Home Savings' Board. Each independent director also receives a fee of $400 per UCFC or Home Savings Board meeting attended, and in general, each independent director receives a fee of $400 per UCFC or Home Savings Board or management committee meeting attended if he/she is a committee member, or $600 per committee meeting attended if he/she is the committee chairperson. Neither the retainer nor per meeting fee has been increased by the Board since UCFC's formation in 1998. Additionally, in 2008, the Board determined that it would only pay one fee to Directors for simultaneous meetings of both the UCFC and Home Savings Boards, and that Directors would not be compensated for attendance at brief Board or committee meetings (less than thirty minutes) or for a meeting considered by the Board or applicable committee to be a continuation of a previous meeting.

In May 2009, the Compensation Committee and Board approved the issuance of 4,000 options to each non-employee director of UCFC pursuant to the terms of the UCFC Amended and Restated 1999 Long-Term Incentive

Plan. Additionally, the Compensation Committee and Board approved the issuance of 4,000 options to each of Messrs. Crewson, Hunter and O'Donnell upon their appointment to the Boards of UCFC and Home Savings pursuant to the terms of the UCFC Amended and Restated 2007 Long-Term Incentive Plan. Each option award vests in three equal installments on December 31, 2009, 2010 and, 2011. The Committee and Board believes that directors should have an ownership interest in UCFC and providing options as part of Board compensation effectively aligns directors and shareholder interests. The Compensation Committee and Board contemplate that equity awards in the form of options or restricted shares will be issued to directors as additional compensation or in lieu of cash compensation.

The table below sets forth for the fees earned by or paid to, and the options awards granted to, each non-employee director in 2009:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Total ($)
Eugenia C. Atkinson	$36,600	$1,454	$38,054
Richard J. Buoncore	30,000	1,454	31,454
Scott N. Crewson	7,700	1,334	9,034
Scott D. Hunter	13,400	1,001	14,401
F. Scott O'Donnell	6,900	1,441	8,341
Richard J. Schiraldi	35,800	1,454	37,254
Clarence R. Smith, Jr.	29,200	1,454	30,654
David C. Sweet	29,600	1,454	31,054
Donald J. Varner	39,800	1,454	41,254

(1) The fees earned or paid in cash for Mrs. Atkinson, Messrs. Schiraldi and Buoncore and Dr. Sweet during 2009 reflect some meetings of the Audit Committee that occurred in 2008 but were not paid until 2009.

(2) The amounts represent the grant date fair value of stock option awards in accordance with ASC 718-"Compensation-Stock Compensation" for each year in which options were granted. A discussion of the assumptions used in calculating the values may be found in Note 18 to UCFC's 2009 audited financial statements included in UCFC's Form 10-K.

EXECUTIVE OFFICERS

The following information is supplied for certain executive officers of UCFC and Home Savings who do not serve on or have not been nominated to stand for election to UCFC's Board:

Name	Age	Position Held
James R. Reske	46	CFO and Treasurer of UCFC and Senior Vice President, CFO and Treasurer Home Savings
Gregory G. Krontiris	56	Senior Vice President and Chief Lending Officer, Home Savings
Jude J. Nohra	41	General Counsel and Secretary of UCFC, Senior Vice President, General Counsel and Secretary, Home Savings
Matthew T. Garrity	43	Senior Vice President and Chief Credit Officer, Home Savings

James R. Reske. Mr. Reske has been the CFO and Treasurer of UCFC and the Senior Vice President, CFO and Treasurer of Home Savings since May of 2008. Prior to joining UCFC, Mr. Reske was employed by KeyBanc Capital Markets, Inc. from 2002 to May of 2008. While there, he focused on providing strategic advice to community banks and thrifts in the Midwest regarding capital structure, acquisitions, raising capital and financial management.

Gregory G. Krontiris. Mr. Krontiris was hired as Senior Vice President and Chief Lending Officer in March of 2009. Prior to joining Home Savings, Mr. Krontiris served as Chief Operating Officer at Salin Bank and Trust in Indianapolis, Indiana from 2006 until 2008, and prior to that held various senior-level positions at National City Corporation, including that of Managing Director, Wealth Management/Private Client Group from 2001 until 2006.

Jude J. Nohra. Mr. Nohra was promoted in 2009 to General Counsel and Secretary of UCFC and Senior Vice President, General Counsel and Secretary of Home Savings. Prior to these promotions, Mr. Nohra served as Secretary of UCFC and Vice President, General Counsel and Secretary of Home Savings since June 2004. Before joining UCFC and Home Savings, Mr. Nohra served as an associate attorney for Squire, Sanders & Dempsey, L.L.P. for approximately 5 years where he practiced in the firm's corporate department and financial services practice group, focusing on general business representation of public and private companies, bank regulatory matters, mergers and acquisitions, securities law matters, real estate transactions and financings, tender offers and corporate governance. Mr. Nohra also is a CPA, but he is currently inactive.

Matthew T. Garrity. Mr. Garrity was hired as Senior Vice President and Chief Credit Officer in June of 2009. Mr. Garrity was most recently serving as Senior Vice President — National City Capital Markets Investment Banking in Cleveland, Ohio from 2008 until he joined Home Savings. Prior to that, Mr. Garrity served as National City Corporation's Deputy Chief Credit Officer — Northern Ohio Credit Administration in Cleveland, Ohio from 2007 until 2008, and Senior Vice President/Senior Portfolio Manager in Cleveland, Ohio from 2005 until 2007.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The compensation philosophy of UCFC and Home Savings generally is to establish a competitive base salary targeted to approximate the median base salary of UCFC's peer group, which is discussed further below. Variable awards, comprised of an annual cash bonus and equity compensation, are designed to result in total direct compensation to Named Executive Officers that approximate (i) peer median levels for overall financial performance at median levels, (ii) peer 75th percentile compensation levels for overall financial performance at peer 75th percentile levels and (iii) peer 25th percentile compensation levels for overall financial performance at peer 25th percentile levels.

Compensation Objectives

UCFC's executive compensation program for 2009 was intended to achieve the following primary objectives:

- Drive performance relative to UCFC's financial goals;
- Align executives' interests with those of UCFC shareholders;
- Attract and retain highly-qualified executives and maintain a stable executive management group; and
- Place a significant portion of total compensation at risk, contingent on UCFC performance.

Role of the Compensation Committee and Management

The Compensation Committee has the primary responsibility for assisting the Board in discharging the Board's responsibilities relating to the compensation of UCFC's Named Executive Officers. The Compensation Committee is responsible for recommending to the Board for its approval on an annual basis the compensation package for each of the Named Executive Officers.

As of the date of this proxy statement, the Compensation Committee members are Mrs. Atkinson, Mr. Buoncore, Chairman, Mr. Crewson, Mr. Schiraldi and Mr. Smith. From time to time, the Compensation Committee invites other Board members and certain members of management to attend the Committee meetings, including Messrs. McKay and Bevack, to discuss the performance of UCFC and other matters affecting the compensation of executive officers. Neither Mr. McKay nor Mr. Bevack makes recommendations to the Compensation Committee regarding his own compensation, and all decisions regarding their compensation are made in executive session of the Committee or the Board, without their presence.

Occasionally, other executives may attend Committee meetings to provide pertinent financial, tax, accounting, legal, regulatory, human resources or operational information. Executives in attendance may provide their insights and suggestions, but they do not vote on decisions regarding executive compensation.

Peer Group

The Compensation Committee approved a peer group to use as a benchmark for purposes of setting base salaries of, and awarding cash bonuses and equity based compensation to, the Named Executive Officers. The Compensation Committee engaged an independent third-party consultant, Austin Associates LLC, to review all aspects of compensation of the Named Executive Officers, including the short-term incentive program discussed below. Specifically, Austin Associates was engaged to review the validity of the Board approved peer group, assist the Compensation Committee in developing a long-term incentive plan, assist the Compensation Committee in developing a short-term incentive plan, evaluate overall compensation structure for UCFC's Named Executive Officers, including base salary, bonus, equity-based compensation and all other forms of remuneration and evaluate current trends, levels and forms of Board compensation.

The peer group used by the Compensation Committee and confirmed by Austin Associates includes the following companies:

Company Name (Ticker)	Company Name (Ticker)
S&T Bancorp, Inc. (STBA)	1st Source Corporation (SRCE)
First Merchants Corporation (FRME)	Chemical Financial Corporation (CHFC)
First Financial Bancorp (FFBC)	Integra Bank Corporation (IBNK)
First Place Financial Corp. (FPFC)	Independent Bank Corporation (IBCP)
Old Second Bancorp (OSBC)	MainSource Financial Group, Inc. (MSFG)
First Financial Corporation (THFF)	Lakeland Financial Corporation (LKFN)
Mercantile Bank Corporation (MBWM)	Macatawa Bank Corporation (MCBC)
Citizens First Bancorp, Inc. (CTZN)	ESB Financial Corporation (ESBF)
First Defiance Financial Corp. (FDEF)	Peoples Bancorp, Inc. (PEBO)
Parkvale Financial Corporation (PVSA)	

Austin Associates studied the executive compensation practices of each of the companies in the peer group and provided multiple reports to the Compensation Committee regarding the analysis of the compensation of UCFC's Named Executive Officers compared to the peer group. The peer group analysis is designed to facilitate the assessment of UCFC's compensation program against banking industry peers when making compensation decisions. The Compensation Committee intends to continue utilizing a peer group for benchmarking each year and will annually review the peer group to identify any necessary changes to its composition.

Compensation Components

With respect to 2009, UCFC's executive compensation program included the following components:

- Salary — fixed base pay that reflects UCFC's overall financial performance, each executive's position and individual performance, experience and expertise;
- Annual Cash and Equity Incentive — pay that varies depending on UCFC's performance against specific performance measures (described below) that are measured against UCFC's peer group;
- Long Term Equity Incentive — awards of equity based compensation that vary depending on UCFC performance, the desire to recruit and retain highly-qualified executives and comparison to UCFC's peer group; and
- Other Compensation — perquisites consistent with past practice, as well as broad-based employee benefits such as medical, dental, disability and life insurance coverage.

Salary. UCFC pays cash salaries to its executives that are intended to be competitive and take into account the individual's experience, performance, responsibilities and past and potential contribution to UCFC and Home Savings. The compensation philosophy generally is to pay Named Executive Officers cash salaries at or around the median of UCFC's peer group. As discussed further above, the Compensation Committee developed a peer group to compare compensation of Named Executive Officers to the performance of UCFC measured against performance of the peer group.

Austin Associates provided the Compensation Committee with a compensation analysis, which compared UCFC's top executive officers with the top executive officers of the peer group. At the time this analysis was completed, UCFC and Home Savings' executive officers included Messrs. McKay, Bevack and Reske. Based upon that analysis, UCFC's performance during 2008 and the professional experience of the Named Executive Officers, the Committee determined that no increase in cash salaries should be made in 2009 for any of the Named Executive Officers.

In March 2009, UCFC and Home Savings hired Mr. Krontiris as its new Senior Vice President and Chief Lending Officer. The Compensation Committee met on multiple occasions with Mr. Bevack to discuss and negotiate an appropriate salary for Mr. Krontiris. In determining an appropriate salary, the Compensation Committee considered Mr. Krontiris' qualifications and professional experience, the salary paid to other chief lending officers and the recommendations of Mr. Bevack and Home Savings' third-party recruiter, as reported by Mr. Bevack. The Compensation Committee and Board determined that Mr. Krontiris' base salary should be set at $195,000 per year, prorated for the first year beginning on his date of hire. Additionally, the Compensation Committee and Board agreed to pay Mr. Krontiris a cash signing bonus of $20,000, award him stock options (as described in the equity award tables set forth below) and provide him some perquisites. In connection with his hiring, Home Savings also agreed to provide Mr. Krontiris a change of control agreement, as described below under "Employment Agreements, Termination and Change in Control Payments". The Compensation Committee and Board agreed to the signing bonus, options, change of control agreement and perquisites to give Mr. Krontiris additional incentive to join Home Savings despite the economic and regulatory uncertainties facing UCFC and Home Savings.

As a senior officer of Home Savings, Mr. Krontiris' hiring and compensation package was subject to approval by Home Savings' regulators, the Federal Deposit Insurance Corporation and the Ohio Department of Financial Institutions. Prior to receiving regulatory approval and formally hiring Mr. Krontiris, Home Savings engaged him as a consultant. As a consultant, Mr. Krontiris was paid $9,739, inclusive of reimbursement for costs and expenses. Following approval by regulators in March 2009, Mr. Krontiris began serving Home Savings in his current position.

In February 2009, UCFC approved the promotion of Mr. Nohra to General Counsel and Secretary and Home Savings promoted him to Senior Vice President, General Counsel and Secretary. Mr. Nohra's promotions were subject to regulatory approval, which was received in July 2009. In connection with these promotions, UCFC and Home Savings increased Mr. Nohra's salary to $140,000, effective January 1, 2009. The Compensation Committee determined that the salary would be effective January 1st because Mr. Nohra had been fulfilling the duties of General Counsel for UCFC prior to the promotion.

The Named Executive Officers' 2009 base salaries paid during 2009 are set forth in the "Salary" column of the Summary Compensation Table.

Annual Cash Bonus. The Compensation Committee and the Board determined that no annual cash bonus would be paid to Named Executive Officers in 2009 because UCFC's GAAP net income on a consolidated basis was negative in 2009.

Annual Cash and Equity Incentive Awards. The Compensation Committee met many times during 2009 to discuss and consider a short-term incentive compensation plan for Messrs. McKay, Bevack and Reske (who were the only Named Executive officers serving at the time). The plan, described below, was adopted by the Compensation Committee and the Board on July 15, 2009, and was disclosed publicly pursuant to the Form 8-K filed on July 21, 2009. The Committee and the Board developed the plan with the goal of combining stock and cash compensation to better align compensation with shareholder interests.

Pursuant to the plan, in order for any awards to be made for a calendar year's performance, UCFC must report positive net income for that calendar year, calculated in accordance with generally accepted accounting principles, but adjusted to exclude the effect of extraordinary items. The Committee believed that positive GAAP net income was an appropriate trigger given its use as the standard for preparation of UCFC's audited financial statements and SEC disclosures. The Committee determined that shareholders would not expect UCFC to pay bonuses if there was no positive net income and believed such a threshold is consistent with evolving compensation standards.

If this net income threshold is met, incentive awards are calculated based upon UCFC's performance against the peer group in five of the six weighted performance measures as set forth below in the "Weightings" table. Performance against the peer group is only measured against five of the six weighted performance measures because performance against budgeted net income is intrinsic to UCFC. See "Threshold Levels" set forth below. For the calendar year 2009, the target and maximum incentive awards, respectively, measured as a percentage of base salary were as follows: Mr. McKay — 50%, 100%; Mr. Bevack — 45%, 90%; and Mr. Reske — 40%, 80%. These targeted awards were based upon the recommendation made by Austin Associates and found by the Committee and the Board to be appropriate.

If an award under the plan is made, the plan provides that it will be paid 60% in cash and 40% in restricted stock or stock options, which the Committee and the Board determined provided a balanced approach to awarding past performance and aligning the interests of management with shareholders by providing for future growth potential as share value increases along with UCFC performance. Any restricted stock or stock option awards made under the plan are awarded pursuant to the Amended and Restated United Community 2007 Long-Term Incentive Plan and vest equally over three years, beginning on the first anniversary of the award. The Committee and the Board determined that three-year vesting is an important feature because it helps to retain officers.

As originally adopted, awards under the plan could not be made until all peer companies reported full calendar year earnings. This method complicated the accrual required by generally accepted accounting principles because full year's earnings for the peer companies are not available until after UCFC closes its books for the prior calendar year. Because of the timing for public disclosure of the peer companies, the Compensation Committee and Board determined that, since most peer year-end, financial performance data will not be available until Form 10-Ks are filed in March of the following calendar year, it would be better to base the comparison on UCFC's actual performance for the 12 months ended September 30 compared to the actual performance of the peer group during the same 12 month period. It continues to be true that in order for any awards to be made under the Plan for 12 months of performance, UCFC must report positive net income for the calendar year ended December 31. It is only the 12 month comparison that will use data from October 1 through September 30.

The calculation of the incentive awards under the plan is as follows. First, it must be determined where UCFC's actual performance falls in comparison to the peer group for five of the six performance measures. As stated above, performance against the peer group is only measured against five of the six weighted performance measures because performance against budgeted net income is treated differently. See "Threshold Levels" set forth below. The comparison is based upon percentiles that correspond to a threshold level for that performance measure. Second, the threshold level achieved is used to determine the bonus percentage for that performance measure based upon the executive officer's position. See the "Bonus Percentages" table below. Finally, this bonus percentage is multiplied by the performance measure's assigned weighting and by the executive's base salary to determine what amount, if any, is awarded for UCFC's actual performance for that performance measure. The amount earned for each performance measure is added together to determine the total incentive award under the EIP.

Bonus Percentages

Threshold Level	CEO Group 1	Pres/COO(3) Group 2	CFO Group 3	Actual Performance Versus Peers
1.	0.0%	0.0%	0.0%	Below 25th Percentile
2.	10.0%	9.0%	8.0%	Above 25th percentile
3.	20.0%	18.0%	16.0%	Above 30th percentile
4.	30.0%	27.0%	24.0%	Above 35th Percentile
5.	40.0%	36.0%	32.0%	Above 40th Percentile
6.	**50.0%**	**45.0%**	**40.0%**	**At or Above Median**
7.	60.0%	54.0%	48.0%	Above 55th Percentile
8.	70.0%	63.0%	56.0%	Above 60th Percentile
9.	80.0%	72.0%	64.0%	Above 65th Percentile
10.	90.0%	81.0%	72.0%	Above 70th Percentile
11.	**100.0%**	**90.0%**	**80.0%**	**At or Above 75th Percentile**

(3) This title used for the incentive plan was based on the study prepared by Austin Associates, and it does not reflect the current title for Mr. Bevack, who currently serves as President and CEO of Home Savings.

The Committee and Board determined that for any performance measure where UCFC's performance ranked below the 25th percentile, no bonus would be awarded for that performance measure. The Committee and Board decided that establishing a floor threshold is appropriate because UCFC is expected to perform at or above the 25th percentile, and the Committee and Board believed that performance below the 25th percentile should not result in incentive compensation.

Weightings for Performance Measures

In designing the plan, the Committee and the Board considered that UCFC and Home Savings' current goals are to improve asset quality, build capital, grow core deposits and return to profitability. The Committee and Board determined that to encourage profitability, prudent growth and asset quality, the plan would include the following performance measures:

Performance Measures		Rationale:
Profitability	**40.0%**	
Return on Average Equity (Core ROAE)	5.0%	Commonly used method of measuring profitability and the efficient use of capital.
Return on Average Assets (Core ROAA)	25.0%	Commonly used method of measuring profitability, and is affected by how well non-performing assets are managed. Measurement emphasizes asset quality and is not considered to encourage risk taking.
Budgeted Net Income	10.0%	Provides a level of legitimacy to actual results as compared to budgeted results, and focuses management on achieving budgeted net income.
Growth	**10.0%**	
Core Deposit Growth	10.0%	Growth of core deposits discourages growth of costly time deposits (such as brokered CD's), focuses attention on less costly deposits and growth of business and retail checking and savings accounts. An increase in core deposit growth should help to improve or sustain the interest rate margin.
Asset Quality	**50.0%**	
Texas Ratio	40.0%	Commonly used method to measure asset quality and capital, *i.e.*, the level of non-performing assets as compared to capital and the ability to absorb future losses.
Net Charge Offs/Average Loans	10.0%	Commonly used method to measure asset quality.
Total Weighting	**100.0%**	

Definitions:

- *Core ROAE and ROAA:* Generally accepted accounting principles performance, excluding extraordinary items;
- *Core Deposit Growth:* Total deposits less CDs>$100,000, brokered deposits and public deposits; and
- *Texas Ratio:* Nonperforming assets divided by sum of tangible common equity and loan loss reserves.

Threshold Levels

	Overall Profitability			Growth Rate	Asset Quality	
Level	**Core ROAE**	**Core ROAA**	**Net Income Budget**	**Core Deposit Growth**	**Texas Ratio**	**NCOs/ Average Loans**
1	**<25th Pct (1)**	**<25th Pct**	**70% of Budget**	**<25th Pct**	**<25th Pct**	**<25th Pct**
2	25th	25th	75%	25th	25th	25th
3	30th	30th	80%	30th	30th	30th
4	35th	35th	85%	35th	35th	35th
5	40th	40th	95%	40th	40th	40th
6	**Median**	**Median**	**100%**	**Median**	**Median**	**Median**
7	55th	55th	105%	55th	55th	55th
8	60th	60th	115%	60th	60th	60th
9	65th	65th	120%	65th	65th	65th
10	70th	70th	125%	70th	70th	70th
11	**>75th Pct**	**>75th Pct**	**130%**	**>75th Pct**	**>75th Pct**	**>75th Pct**

(1) Pct means percentile rank within defined peer group.

For example, if UCFC's Core ROAE for 2009 fell into the 40th percentile when compared to its peers, Mr. McKay's incentive award for that performance measure would have been as follows:

Incentive Plan Weighting		Bonus Percentage (Based) on Threshold Level Achieved		Base Salary		Incentive Award
5.0%	X	40%	X	$382,000	=	$7,640

Since UCFC did not report positive net income, no incentive cash or equity awards have been paid under this plan in 2010 with respect to 2009 performance.

Long-Term Equity Compensation. Named Executive Officers participate in UCFC's long-term incentive plans approved by shareholders: the 1999 Amended and Restated Long-Term Incentive Plan and the 2007 Amended and Restated Long-Term Incentive Plan. On May 20, 2009, the 1999 Plan terminated. All existing awards made under that plan generally expire 10 years after the award was made or until otherwise terminated in accordance with the terms and conditions of the 1999 Plan. Long-term equity compensation is intended to align executive's interests with those of shareholders, attract and retain highly-qualified executives and maintain a stable executive management group.

With these intentions in mind, on May 8, 2009, the Compensation Committee and Board approved the award of options to acquire UCFC shares to certain employees under the 1999 Plan. Each option award vests in three equal installments on December 31, 2009, 2010 and 2011, and is subject to the terms and conditions of the 1999 Plan. All options awarded to employees were incentive stock options.

	Incentive Stock Options — Number of Shares	Exercise Price per Share
Douglas M. McKay	30,000	$1.90
James R. Reske	20,000	$1.90
Patrick W. Bevack	30,000	$1.90
Gregory R. Krontiris	20,000	$1.90
Jude J. Nohra	20,000	$1.90

Other Compensation. Named Executive Officers participate in UCFC's broad-based employee benefit plans, such as medical, dental, supplemental disability and term life insurance programs. Perquisites for the Named Executive Officers may consist of use of a company car or a car allowance and, for some Named Executive Officers, fees for club memberships. The Compensation Committee believes these perquisites are generally consistent with perquisites provided to executives in the peer group, assist in the retention of officers and, with respect to club memberships, are an important element in business development.

Tax and Accounting Considerations. Section 162(m) of the Internal Revenue Code places a limit on the tax deduction for compensation in excess of $1 million paid to the Named Executive Officers in a taxable year. All of the compensation UCFC paid in 2009 to the Named Executive Officers is expected to be deductible under Section 162(m). The Committee retains the flexibility, however, to pay non-deductible compensation if it believes doing so is in the best interests of UCFC.

Severance Payments

Effective March 1, 2009, Mr. Lodge's service as an employee and director of UCFC and as an employee of Home Savings ended. UCFC became obligated to pay Mr. Lodge the balance of his contract through the end of 2010, or twenty-two (22) months of his base salary, plus the bonus paid to him in the prior 12 calendar months. Under the terms of the contract, Mr. Lodge would have been entitled to receive $529,777.16. The Compensation Committee and the Board authorized Mr. McKay to negotiate an amount of separation pay with Mr. Lodge. As a result of that negotiation, Mr. Lodge agreed to accept 16 months of separation pay and forego inclusion of his bonus, or $350,784.70, which amounts to $21,924.04 per month. In accordance with applicable law and regulation and the Orders to Cease and Desist, UCFC and Home Savings applied to regulators to pay Mr. Lodge this amount, the approval for which was received in April 2009.

COMPENSATION COMMITTEE REPORT

In performing its oversight role, the Compensation Committee has considered and discussed the Compensation Discussion and Analysis with executive management. On March 10, 2010, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement for the fiscal year ended December 31, 2009.

Respectfully submitted by the members of the Compensation Committee of the Board:

Richard J. Buoncore, Chairman *Eugenia C. Atkinson* *Scott N. Crewson* *Richard J. Schiraldi* *Clarence R. Smith, Jr.*

COMPENSATION OF EXECUTIVE OFFICERS

The following table presents certain information regarding the compensation earned by Mr. McKay, Mr. Reske and Mr. Lodge and the three highest compensated executive officers of UCFC and its subsidiaries who received cash and cash equivalent compensation in excess of $100,000 from UCFC or one of its subsidiaries for services rendered during 2009:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Plan Compensation ($)	Fair Value of Options Granted in Each Year ($)(2)	All Other Compensation ($)(3)	Total ($)
Douglas M. McKay	2009	$381,843	—	—	$32,700	$ 15,291	$429,834
Chairman and CEO, UCFC	2008	381,843	—	—	49,730	27,577	459,150
	2007	381,843	—	$96,379	—	48,734	526,956
James R. Reske	2009	180,000	—	—	21,800	19,239	221,039
Treasurer and CFO, UCFC and Home Savings	2008	107,308	$30,000	—	—	5,809	143,117
Patrick W. Bevack	2009	256,552	—	—	32,700	26,536	315,788
President and CEO,	2008	256,552	—	—	21,366	39,612	317,530
Home Savings	2007	234,248	—	51,638	—	50,165	336,051
Gregory G. Krontiris Senior Vice President and CLO, Home Savings	2009	142,500	20,000		21,800	21,529	205,829
Jude J. Nohra General Counsel & Secretary, UCFC; SVP, General Counsel and Secretary, Home Savings	2009	140,000	—	—	21,800	7,030	168,830
David G. Lodge	2009	69,155	—	—	—	194,834	263,989
Former President, COO and	2008	260,583	—	—	21,442	50,239	332,264
Director, UCFC(1)	2007	260,583	—	48,701	—	55,742	365,026

(1) Mr. Lodge retired effective March 1, 2009.

(2) The amounts represent the grant date fair value of stock option awards in accordance with ASC 718-"Compensation-Stock Compensation" for each year in which options were granted. A discussion of the assumptions used in calculating the values may be found in Note 18 to UCFC's 2009 audited financial statements included in UCFC's Form 10-K.

(3) All other compensation includes the company 401(k) match, the value of the ESOP allocation, club dues and miscellaneous items. Mr. Lodge's other compensation figure includes severance in the amount of $190,426 in 2009.

Outstanding Equity Awards at December 31, 2009

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Not Exercisable	Option Exercise Price ($)	Option Expiration Date
Douglas M. McKay	14,749		$ 6.779	3/23/2010
	15,445		6.475	3/22/2011
	140,582		7.198	3/20/2012
	140,582		8.726	3/19/2013
	140,582		12.383	3/17/2014
	73,133		5.885	2/27/2018
	10,000	20,000	1.900	5/8/2019
James R. Reske	6,667	13,333	1.900	5/8/2019
Patrick W. Bevack	33,324		7.198	3/20/2012
	53,914		8.726	3/19/2013
	53,913		12.383	3/17/2014
	31,421		5.885	2/27/2018
	10,000	20,000	1.900	5/8/2019
Gregory G. Krontiris	6,667	13,333	1.900	5/8/2019
Jude J. Nohra	9,785	9,785	5.885	2/27/2018
	6,667	13,333	1.900	5/8/2019
David G. Lodge(1)	68,448		7.198	2/28/2010
	82,340		8.726	2/28/2010
	82,339		12.383	2/28/2010
	31,533		5.885	2/28/2010

(1) Due to the terms of Mr. Lodge's retirement on March 1, 2009, all options listed above for Mr. Lodge expired on February 28, 2010.

All of the options listed in the table above were 100% vested on the date of grant, except for the options expiring on May 8, 2019. This grant vests in equal amounts over three years beginning on December 31, 2009. In accordance with the terms of the 1999 Long Term Incentive Plan, all options vest immediately upon a change in control. These unvested options were not in the money as of December 31, 2009. Therefore, the Named Executive Officer would have realized no value resulting from the vesting upon a change in control. None of the Named Executive Officers exercised any options during 2009.

Employment Agreements, Termination and Change in Control Payments

As of December 31, 2009, Home Savings had employment agreements with Messrs. McKay, Bevack and Reske with terms ending December 31, 2010. Home Savings had a change of control agreement with Mr. Krontiris with a term ending March 30, 2010. Each agreement is terminable by UCFC or Home Savings at any time. Each of the executive's rights upon termination is discussed under "Termination and Change of Control Payments" tables below.

The discussion and table below reflect the amount of compensation that would be paid to each of the Named Executive Officers in the specified event of termination of such executive's employment under the agreements as of December 31, 2009. Notwithstanding the contractual provisions of the employment agreements, in accordance with applicable law and regulation and the Orders to Cease and Desist, neither of UCFC nor Home Savings can pay any of the compensation discussed below without obtaining prior regulatory approval. The amounts shown are estimates. Amounts do not include compensation and benefits available generally to all salaried employees on a non-discriminatory basis.

	Change of Control ($)	Death ($)	Disability ($)	Other Termination ($)
Douglas M. McKay				
Base Amount	$1,145,529	$94,153	$156,922	$478,222
Bonus	—	—	—	—
Health Insurance	34,184	—	22,789	—
Life Insurance	76,818	—	51,212	—
Disability Insurance	23,922	—	15,948	—
Non-Compete	254,562	—	—	—
Total	$1,535,015	$94,153	$246,871	$478,222
Patrick W. Bevack				
Base Amount	$ 769,656	$63,259	$105,432	$308,190
Bonus	—	—	—	—
Health Insurance	25,788	—	17,192	—
Life Insurance	2,961	—	1,974	—
Disability Insurance	3,201	—	2,134	—
Non-Compete	171,035	—	—	—
Total	$ 972,641	$63,259	$126,732	$308,190
James R. Reske				
Base Amount	$ 540,000	$44,384	$ 73,973	$180,000
Bonus	—	—	—	—
Health Insurance	25,788	—	17,192	—
Life Insurance	2,073	—	1,382	—
Disability Insurance	2,247	—	1,498	—
Non-Compete	120,000	—	—	—
Total	$ 690,108	$44,384	$ 94,045	$180,000
Gregory G. Krontiris				
Base Amount	$ 195,000	—	—	—

Termination upon Change of Control. Each of the employment agreements provides that the executive is entitled to certain benefits if his employment is terminated within one year before or after a change of control: (i) by his employer; or (ii) by the executive because his employment is materially adversely changed (including, for example, a material reduction in responsibilities, change of title, a requirement that the executive perform his functions more than 35 miles from his primary office location, or a non-company wide reduction in benefits). Any benefits to be received by the executives will be reduced to the maximum amount payable under Section 280G without penalty.

Under these circumstances, each of Messrs. McKay, Bevack and Reske are entitled to an amount equal to three times his "base amount" (as defined in Section 280G of the Internal Revenue Code) less $1.00, and continued coverage at Home Savings' expense under all health and welfare benefit plans until the earlier of the expiration of the term of the employment agreement or the date on which he is included in another employer's benefit plans as a full-time employee. Mr. Krontiris is entitled to an amount equal to one time his "base amount" (as defined in Section 280G of the Internal Revenue Code).

In addition, if Messrs. McKay, Bevack, or Reske's employment is terminated pursuant to a change of control, he is subject to a non-compete that prohibits him from engaging in the financial institutions business for a period of eight months in Mahoning, Trumbull or Columbiana Counties, Ohio, or any other geographic area in which Home

Savings or UCFC is doing business. In exchange for this non-compete, Messrs. McKay, Bevack and Reske are entitled to receive an additional eight months of their base salary.

Under each of the employment agreements of Messrs. McKay, Bevack and Reske, "change of control" is defined as:

- the acquisition of the power to vote more than 20% of the shares of Home Savings or UCFC;
- the acquisition of the ability to control the election of a majority of the directors of Home Savings or UCFC;
- such time when, during any period of three or less consecutive years, individuals who at the beginning of that period constituted the Board of Home Savings or UCFC cease to constitute at least a majority of the Board; provided that any person whose election as a director was approved by a vote of at least ⅔ of the directors then in office will be considered to have continued to be a director of Home Savings or UCFC;
- the acquisition by any person or entity of control of Home Savings as defined in 12 C.F.R § 303.81(c); or
- an event that would be required to be reported under Item 1(a) of Form 8-K or Item 6(e) of Schedule 14A.

Under Mr. Krontiris' change of control agreement, "change of control" is defined as:

- the acquisition by any person or entity of the ability to control the election of a majority of the directors of UCFC;
- the acquisition by any person or entity of "control" of UCFC as defined in 12 C.F.R. Section 303.81(c); and
- the sale by UCFC of all, or substantially all, of its assets; *provided, however,* that the sale of Home Savings to, or a merger of Home Savings with and into, an entity directly or indirectly acquired by UCFC in or part of a transaction in which Home Savings is not the surviving entity shall not constitute a change of control so long as the present capacity or circumstances in which Mr. Krontiris is employed by Home Savings does not constitute a "material adverse change". "Material adverse change" under the agreement is defined as a material reduction in responsibilities or authority or the assignment of duties or responsibilities of Mr. Krontiris' position immediately prior to the change of control, change of title or the requirement that he regularly perform his principal functions more than thirty-five miles from his primary office.

Termination upon Death. Upon Messrs. McKay's, Bevack's or Reske's death, their estate is entitled to receive a continuation of his base salary for 90 days.

Termination upon Disability. If any of Messrs. McKay, Bevack or Reske are unable to perform their duties due to illness or incapacity for a period of up to 150 consecutive days, Home Savings can terminate the Employment Agreement. After the Employment Agreement is terminated, if the executive is eligible for long term disability benefits under Home Savings' disability plan, then he will be entitled to continued coverage under health and life insurance plans for a period of two years.

Termination for Cause. None of the executives are entitled to receive any benefits following termination for Cause. "Cause" is defined in the Employment Agreements as personal dishonesty, incompetence, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure or refusal to perform the duties and responsibilities, willful violation of, law, rule or regulation (other than traffic violations or other minor offenses), or any final cease-and-desist order or material breach of the Employment Agreement.

Other Termination. If the executive is terminated before the expiration of his Employment Agreement for any reason other than death, disability, Cause, or Change of Control, then he is entitled to receive the salary in effect at the time of termination until the expiration of the term of the Employment Agreement and continued coverage under all health and welfare benefit plans at the expense of the individual until the earlier of the expiration of the term or the date on which he is included in another employer's benefit plans as a full-time employee. Messrs. McKay, Bevack and Reske also are entitled to receive a cash bonus equal to the cash bonus, if any, he received in the 12 month period prior to termination.

Non-Compete. Mr. Krontiris is subject to a non-compete provision that prohibits him from engaging in the financial institutions business for a period of twelve months in Mahoning, Trumbull or Columbiana Counties, Ohio, or any other geographic area in which Home Savings or UCFC is doing business.

Compensation Committee Interlocks and Insider Participation

During 2009, Mrs. Atkinson and Messrs. Buoncore, Crewson, Schiraldi and Smith served on the UCFC Compensation Committee. None of these individuals is a current or former executive officer or employee of UCFC or Home Savings or had a reportable business relationship with UCFC or Home Savings.

Related Person Transactions

Home Savings makes loans to executive officers and directors of UCFC and its subsidiaries in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Home Savings, and did not involve more than the normal risk of collectibility or present other unfavorable features. All outstanding loans to executive officers and directors are current in their payments.

UCFC does not have any related person transactions as defined in Regulation S-K Item 404(a) and currently does not permit any such transactions. This policy is not evidenced in writing, but has been clearly communicated to the Board.

OWNERSHIP OF UCFC SHARES

The following table sets forth information about the only persons known to UCFC to own beneficially more than 5% of the outstanding UCFC common shares as of the Voting Record Date:

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
United Community Financial Corp. Employee Stock Ownership Plan 2321 Kochs Lane Quincy, IL 62301	3,441,392(1)	11.1%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	2,275,714(2)	7.4%

(1) First Bankers Trust Services, Inc., as the Trustee for the United Community Financial Corp. Employee Stock Ownership Plan (the ESOP), has sole investment power over the ESOP shares. The Trustee may be deemed to have voting power over the 968,529 unallocated shares, although the ESOP provides that unallocated shares shall be voted by the Trustee in the same proportion as participants direct the voting of allocated ESOP shares.

(2) Based on Schedule 13G, dated February 8, 2010, in which Dimensional Fund Advisors, Inc. reports sole voting power over 2,249,218 shares and sole dispositive power over all of the shares reported.

The following table sets forth information regarding the number of UCFC common shares beneficially owned by each director and Named Executive Officer as of the voting record date:

Name and Address(1)	Amount and Nature of Beneficial Ownership		Percent of Shares Outstanding
	Sole Voting or Investment Power	Shared Voting or Investment Power	
Eugenia C. Atkinson	22,462(2)	0	*
Patrick W. Bevack	246,141(2)	0	*
Richard J. Buoncore	7,500(2)	0	*
Scott N. Crewson	25,825	0	*
Scott D. Hunter	3,334	0	*
Gregory G. Krontiris	9,032(2)	5,000	*
David G. Lodge	31,101	0	*
Douglas M. McKay	675,858(2)	1,200	2.1
Jude J. Nohra	34,152(2)	0	
F. Scott O'Donnell	3,334	0	*
James R. Reske	31,449(2)	0	*
Richard J. Schiraldi	8,980(2)	0	*
Clarence R. Smith	32,926(2)	7,234	*
David C. Sweet	8,837	0	*
Donald J. Varner	172,049	35,814	
All directors and executive officers as a group (16 persons)	1,319,647(2)	49,248	4.2

* Less than one percent of the total outstanding.

(1) Each of the persons listed in this table may be contacted at the address of UCFC.

(2) Includes the following number of shares that may be acquired upon the exercise of options awarded under the UCFC 1999 and 2007 Long-Term Incentive Plans: Mr. Bevack — 182,572; Mr. Krontiris — 6,667; Mr. McKay — 535,073; Mr. Nohra — 16,452; Mr. Reske — 6,667; and directors and executive officers as a group — 766,104. Also includes the following number of shares that are pledged as security for a loan from a lender not affiliated with UCFC: Mr. Smith — 9,517.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires UCFC's executive officers and directors, and persons who own more than ten percent of UCFC's common shares, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and to provide UCFC with a copy of such form. Based on UCFC's review of the copies of such forms it has received, UCFC believes that its executive officers and directors complied with all filing requirements applicable to them with respect to transactions during the fiscal year ended December 31, 2009, except for Dr. Sweet, who had one late Form 4 filing reporting one transaction.

AUDIT COMMITTEE REPORT

The Audit Committee of UCFC is responsible for overseeing UCFC's accounting and internal auditing functions and controls, loan review function and engaging an independent registered public accounting firm to audit UCFC's financial statements and internal controls over financial reporting. The Audit Committee has adopted a charter to set forth its responsibilities.

As required by the Charter, the Audit Committee received and reviewed the report of Crowe Horwath regarding the results of their audit, as well as the written disclosures and the letter from Crowe Horwath required by Independence Standards Board Standard No. 1. The Audit Committee reviewed and discussed the audited financial statements with the management of UCFC. A representative of Crowe Horwath also discussed with the Audit Committee the independence of Crowe Horwath from UCFC, as well as the matters required to be discussed by Statement of Auditing Standards 61, as may be amended from time to time. Discussions between the Audit Committee and the representative of Crowe Horwath, as well as written communications received from Crowe Horwath, included the following:

- Crowe Horwath's responsibilities in accordance with standards of the Public Company Accounting Oversight Board;
- The initial selection of, and whether there were any changes in, significant accounting policies or their application;
- Management's judgments and accounting estimates;
- Whether there were any significant corrected or uncorrected audit adjustments;
- Whether there were any disagreements with management;
- Whether Crowe Horwath became aware of any consultation of UCFC's management with other accountants;
- Whether there were any major issues discussed with management prior to Crowe Horwath's retention;
- Whether Crowe Horwath encountered any difficulties in performing the audit;
- Crowe Horwath's judgments about the quality of UCFC's accounting principles;
- Crowe Horwath's responsibilities for information prepared by management that is included in documents containing audited financial statements; and
- Other matters.

Based on its review of the financial statements and its discussions with management and the representative of Crowe Horwath, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2009.

Richard J. Schiraldi, Chairman   *Eugenia C. Atkinson*   *Richard J. Buoncore*   *David C. Sweet*

SELECTION OF AUDITORS

The Audit Committee of the Board has selected Crowe Horwath as UCFC's independent registered public accounting firm for the 2010 fiscal year. The Board is requesting that the shareholders ratify this selection. If the shareholders do not ratify the selection of Crowe Horwath, the selection of independent auditors may be reconsidered by the Audit Committee.

Management expects that a representative from Crowe Horwath will be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

AUDIT FEES

The Audit Committee is responsible for, among other things, engaging an accounting firm to audit UCFC's financial statements and internal control over financial reporting. The independent accountants may not provide the non-audit services described in section 10A(g) of the Securities Exchange Act of 1934. The independent accountants may provide other non-audit services, including tax services, if, and only if, approved in advance by the Audit Committee. The Audit Committee may delegate to a subcommittee its authority to approve audit and non-audit services, provided that decisions of the subcommittee are presented to the full Audit Committee for action at its next meeting

The aggregate fees billed by Crowe Horwath to UCFC for the years ended December 31, 2009 and 2008 are shown in the table below. All services related to these fees were approved in advance by the Audit Committee.

	2009	2008
Audit Fees	$301,000	$378,960
Audit-Related Fees(1)	36,500	125,680
Tax Fees(2)	38,475	70,800
All Other Fees(3)	3,629	3,594

(1) For 2009, includes fees for time incurred for the sale of Butler Wick & Co., Inc. For 2008, includes fees for the audit of the 401(k) plan and ESOP.

(2) Includes fees for services related to the preparation of various federal, state and local income tax returns and various consulting services.

(3) Includes fees for software licensing and maintenance agreements relating to management's review and reporting on internal controls for compliance with Section 404 of the Sarbanes-Oxley Act.

PROPOSALS OF SHAREHOLDERS, COMMUNICATIONS WITH THE BOARD OF DIRECTORS AND OTHER MATTERS

Any proposals of qualified shareholders intended to be included in the proxy statement for the 2011 Annual Meeting of Shareholders of UCFC should be sent to UCFC by certified mail and must be received by UCFC not later than November 26, 2010. In addition, if a shareholder intends to present a proposal at the 2011 Annual Meeting without including the proposal in the proxy materials related to that meeting, and if the proposal is not received by February 9, 2011, then the proxies designated by the Board of UCFC for the 2011 Annual Meeting of Shareholders of UCFC may vote in their discretion on any such proposal any shares for which they have been appointed proxies without mention of such matter in the proxy statement or on the proxy card for such meeting.

Shareholders may send written communications to the Board or any of the directors c/o Secretary, United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503-1203. All communications will be compiled by the Secretary of UCFC and submitted to the Board or the individual directors.

Management knows of no other business that may be brought before the Annual Meeting. It is the intention of the persons named in the enclosed Proxy to vote the Proxy in accordance with their best judgment on any other matters which may be brought before the Annual Meeting.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. IF YOU HOLD YOUR SHARES IN "STREET NAME" WITH A BROKER OR OTHER NOMINEE, WE ENCOURAGE YOU TO PROMPTLY PROVIDE YOUR BROKER OR OTHER NOMINEE WITH VOTING INSTRUCTIONS IF YOU WANT YOUR SHARES VOTED AND TO CAREFULLY FOLLOW THE INSTRUCTIONS YOUR BROKER GIVES YOU PERTAINING TO THEIR PROCEDURES. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, WE URGE YOU TO COMPLETE, SIGN AND RETURN THE PROXY IN THE ENCLOSED SELF-ADDRESSED ENVELOPE.

By Order of the Board of Directors



Douglas M. McKay
Chairman of the Board, President and
Chief Executive Officer

Youngstown, Ohio
March 26, 2010

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UNITED COMMUNITY
FINANCIAL CORP.

275 West Federal St., Youngstown, Ohio 44503
330.742.0500 T.D.D. 330.743.7100
www.ucfconline.com